Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

AXCELIS TECHNOLOGIES, INC.,

VICTORY MERGER SUB, INC.,

and

VEECO INSTRUMENTS INC.

Dated as of September 30, 2025

i

3.17	Intellectual Property	30
3.18	Data Privacy	33
3.19	Broker’s Fees	33
3.20	Opinion of Veeco’s Financial Advisor	33
3.21	Ownership of Veeco Common Stock	33
3.22	Insurance	34
3.23	Takeover Provisions	34
3.24	Assets	34
3.25	Top Customers and Suppliers	34
3.26	Product Defects and Warranties	35
3.27	No Other Representations or Warranties	35

ARTICLE 4

Representations and Warranties of Axcelis

4.1	Corporate Organization	36
4.2	Axcelis Capitalization	36
4.3	Authority; Execution and Delivery; Enforceability	38
4.4	No Conflicts	39
4.5	SEC Documents; Financial Statements; Undisclosed Liabilities	39
4.6	Absence of Certain Changes or Events	41
4.7	Information Supplied	41
4.8	Legal Proceedings	42
4.9	Compliance with Laws	42
4.10	Permits	43
4.11	Employee Benefit Plans	44
4.12	Employee and Labor Matters	46
4.13	Environmental Matters	47
4.14	Real Property	48
4.15	Tax Matters	49
4.16	Material Contracts	51
4.17	Intellectual Property	53
4.18	Data Privacy	56
4.19	Broker’s Fees	56
4.20	Opinion of Axcelis’s Financial Advisor	56
4.21	Ownership of Veeco Common Stock	56
4.22	Insurance	57
4.23	Takeover Provisions	57
4.24	Assets	57
4.25	Top Customers and Suppliers	57
4.26	Product Defects and Warranties	58
4.27	Merger Sub	58
4.28	No Other Representations or Warranties	58

ARTICLE 5

Covenants

5.1	Conduct of Business by Veeco and its Subsidiaries Pending the Effective Time	59
5.2	Conduct of Business by Axcelis and its Subsidiaries Pending the Effective Time	63
5.3	Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings	67
5.4	No Solicitation of Transactions	70
5.5	Access to Information; Confidentiality	75
5.6	Appropriate Action	76
5.7	Certain Notices	78
5.8	Public Announcements	78
5.9	Director and Officer Indemnification	79
5.10	Stock Exchange Listing	80
5.11	Section 16 Matters	80
5.12	Stockholder Litigation	80
5.13	Tax Matters	81
5.14	Employee Matters	81
5.15	Cooperation; Integration Planning	83
5.16	Stock Exchange Delisting and Deregistration	84
5.17	Treatment of Veeco Convertible Notes and Veeco Capped Call Instruments	84
5.18	Treatment of Veeco Indebtedness	86
5.19	ISRA	86
5.20	Takeover Provisions	86
5.21	Obligations of Merger Sub	86
5.22	Merger Sub Stockholder Consent	86
5.23	Filing of Form S-8	87

ARTICLE 6

Conditions to Consummation of the Merger

6.1	Conditions to Obligations of Each Party Under This Agreement	87
6.2	Conditions to Obligations of Axcelis and Merger Sub Under This Agreement	88
6.3	Conditions to Obligations of Veeco Under This Agreement	89

ARTICLE 7

Termination, Amendment and Waiver

7.1	Termination	89
7.2	Effect of Termination	91
7.3	Termination Fees; Expenses	91
7.4	Amendment or Supplement	94

7.5	Extension of Time; Waiver	94

ARTICLE 8

General Provisions

8.1	Non-Survival of Representations and Warranties	94
8.2	Notices	94
8.3	Certain Definitions	95
8.4	Headings	104
8.5	Severability	104
8.6	Entire Agreement	105
8.7	Assignment	105
8.8	Parties in Interest	105
8.9	Mutual Drafting; Interpretation	106
8.10	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	106
8.11	Counterparts	107
8.12	Delivery by Email	107
8.13	Specific Performance	107
8.14	Disclosure Schedules	108

Exhibit A      Form of Certificate of Incorporation of the Surviving Corporation

GLOSSARY OF DEFINED TERMS

Defined Term	Section

Acceptable Confidentiality Agreement	8.3
affiliate	8.3
Agreement	Preamble
Anti-corruption Laws	8.3
Antitrust Laws	8.3
associate	8.3
Axcelis	Preamble
Axcelis Adverse Recommendation Change	5.3(c)(ii)
Axcelis Benefit Plan	8.3
Axcelis Board	Recitals
Axcelis Business Personnel	4.12(a)
Axcelis Bylaws	4.1
Axcelis Charter	4.1
Axcelis Common Stock	2.1(b)
Axcelis Data Privacy and Security Laws	4.18
Axcelis Disclosure Schedule	8.3
Axcelis ESPP	4.2(a)
Axcelis Foreign Benefit Plan	4.11(j)
Axcelis Intervening Event	5.4(g)(i)
Axcelis Lease	4.14(b)
Axcelis Leased Real Property	4.14(b)
Axcelis Material Adverse Effect	8.3
Axcelis Material Contracts	4.16(c)
Axcelis Material Intellectual Property	4.17(d)
Axcelis Owned Real Property	4.14(a)
Axcelis Preferred Stock	8.3
Axcelis Products	8.3
Axcelis Qualified Plan	5.14(e)
Axcelis Recommendation	4.3(b)
Axcelis Registered Intellectual Property	4.17(a)
Axcelis RSA	2.6(c)(ii)
Axcelis RSU	2.6(a)(ii)
Axcelis SEC Documents	4.5(a)
Axcelis SEC Financial Statements	4.5(c)
Axcelis Securities	4.2(a)
Axcelis Share Issuance	5.4(f)
Axcelis Software	8.3
Axcelis Stock Plan	8.3
Axcelis Stockholder Approval	4.3(c)
Axcelis Stockholders Meeting	5.3(c)(i)
Axcelis Termination Fee	7.3(b)
Axcelis Top Customer	4.25(a)
Axcelis Top Supplier	4.25(b)

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beneficial ownership	8.3
Business Day	8.3
Capitalization Date	3.2(a)
Certificate of Merger	1.3(a)
Chosen Courts	8.10(b)
Closing	1.2
Closing Date	1.2
COBRA	3.11(g)
Code	8.3
Collective Bargaining Agreement	8.3
Common Shares Trust	2.4(b)
Competing Proposal	5.4(g)(i)
Competing Proposal Notice	5.4(b)
Confidentiality Agreement	5.5(a)
Consents	5.6(a)
Contaminants	3.17(f)
Continuing Employee	5.14(a)
Contract	8.3
control	8.3
controlled by	Def. of 'control'
Current Purchase Period	2.6(d)
D&O Insurance	5.9(c)
Designated Chairman	1.6(a)
Detriment	5.6(d)
DGCL	8.3
Disclosure Schedules	8.3
Divestiture Action	8.3
Effective Time	1.3(b)
Enforcement Costs	7.3 (f)
Environmental Claim	8.3
Environmental Laws	8.3
Environmental Permits	8.3
Equity Interest	8.3
ERISA	8.3
ERISA Affiliate	8.3
Excess Shares	2.4(a)
Exchange Act	8.3
Exchange Agent	2.5(a)
Exchange Fund	2.5(a)
Existing Veeco Credit Facility	8.3
Expenses	8.3
Export Approvals	3.9(f)
FCPA	3.9(b)
Final Purchase Period	2.6(d)
First Extended Outside Date	7.1(b)(ii)
Form S-4	3.7

Fractional Shares Cash Amount	2.4(b)
GAAP	8.3
Government Official	8.3
Government Shutdown	8.3
Governmental Entity	8.3
group	8.3
Hazardous Materials	8.3
HSR Act	8.3
Indemnitee	5.9(a)
Indemnitees	5.9(a)
Initial Outside Date	7.1(b)(ii)
Integration Planning Committee	5.15(b)
Intellectual Property	8.3
Intended Tax Treatment	Preamble
Investment Screening Laws	8.3
IRS	8.3
ISRA	8.3
IT Assets	8.3
Joint Proxy Statement	8.3
Knowledge	8.3
known	Def. of 'Knowledge'
Labor Organization	8.3
Law	8.3
Lien	8.3
Merger	1.1(a)
Merger Sub	Preamble
MoFo	5.13(b)
Multiemployer Plan	3.11(e)
Nasdaq	8.3
Nasdaq Listing Application	5.10
Negotiation Period	5.4(b)
OFAC	3.9(e)
Open Source Licenses	Def. of 'Open Source Material'
Open Source Material	8.3
Order	8.3
Other Covered Party	8.3
Outside Date	8.3
Payment Amount	5.18
Payoff Letter	5.18
Permits	3.9(d)
Permitted Liens	8.3
Person	8.3
Personal Information	8.3
Post-Closing Plans	5.14(c)
Pre-Closing Integration Plan	5.15(b)
Proceeding	8.3

Regulatory Strategy Framework	5.6(a)
Release	8.3
Representatives	8.3
Sanctioned Country	3.9(e)
Sanctioned Person	3.9(e)
Sanctions	3.9(e)
Sarbanes-Oxley Act	3.5(d)
SEC	8.3
SEC Opinion	5.13(b)
Second Extended Outside Date	7.1(b)(ii)
Securities Act	8.3
Software	8.3
Source Code	8.3
Subsidiary	8.3
Superior Proposal	5.4(g)(iii)
Surviving Corporation	1.1(a)
Takeover Provisions	8.3
Tax Return	8.3
Taxes	8.3
Taxing Authority	8.3
Trade Control Laws	3.9(f)
Trademarks	8.3
Trading Day	8.3
Transactions	1.1(a)
Treasury Regulations	8.3
Trustee	5.17(a)
under common control with	Def. of 'control'
Unvested Veeco PSU	2.6(b)(ii)
Unvested Veeco RSU	2.6(a)(ii)
Veeco	Preamble, 1.1(a)
Veeco Adverse Recommendation Change	5.3(b)(ii)
Veeco Benefit Plan	8.3
Veeco Board	Recitals
Veeco Book-Entry Shares	2.1(c)
Veeco Business Personnel	3.12(a)
Veeco Bylaws	3.1
Veeco Capped Call Instruments	5.17(a)
Veeco Certificate	2.1(c)
Veeco Charter	3.1
Veeco Common Stock	2.1
Veeco Convertible Notes	5.17(a)

Veeco Convertible Notes Indenture	5.17(a)
Veeco Data Privacy and Security Laws	3.18
Veeco Director Restricted Stock Award	2.6(c)(i)
Veeco Disclosure Schedule	8.3
Veeco ESPP	2.6(d)
Veeco Exchange Ratio	2.1(b)
Veeco Foreign Benefit Plan	3.11(j)
Veeco Intervening Event	5.4(g)(iv)
Veeco Lease	3.14(b)
Veeco Leased Real Property	3.14(b)
Veeco Material Adverse Effect	8.3
Veeco Material Contracts	3.16(c)
Veeco Material Intellectual Property	3.17(d)
Veeco Merger Consideration	2.1(b)
Veeco Owned Real Property	3.14(a)
Veeco Products	8.3
Veeco PSU	8.3
Veeco Qualified Plan	5.14(e)
Veeco Recommendation	3.3(b)
Veeco Registered Intellectual Property	3.17(a)
Veeco RSU	8.3
Veeco SEC Documents	3.5(a)
Veeco SEC Financial Statements	3.5(c)
Veeco Securities	3.2(a)
Veeco Software	8.3
Veeco Stock Plan	8.3
Veeco Stockholder Approval	3.3(c)
Veeco Stockholders Meeting	5.3(b)(i)
Veeco Termination Fee	7.3(d)
Veeco Top Customer	3.25(a)
Veeco Top Supplier	3.25(b)
Vested Veeco PSU	2.6(b)(i)
Vested Veeco PSU Consideration	2.6(b)(i)
Vested Veeco RSU	2.6(a)(i)
Vested Veeco RSU Consideration	2.6(a)(i)
WARN Act	5.1(o)
Willful Breach	8.3

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of September 30, 2025, by and among Axcelis Technologies, Inc., a Delaware corporation (“Axcelis”), Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Axcelis (“Merger Sub”), and Veeco Instruments Inc., a Delaware corporation (“Veeco”).

RECITALS

WHEREAS, Axcelis has organized Merger Sub for the purpose of effecting the transactions contemplated by this Agreement;

WHEREAS, each of Axcelis, Merger Sub and Veeco desire, following the satisfaction or waiver of the conditions set forth in Article 6, to effect the Merger upon the terms and subject to the conditions set forth in this Agreement, pursuant to which Merger Sub shall be merged with and into Veeco, with Veeco as the surviving entity in the Merger and continuing as a wholly owned subsidiary of Axcelis;

WHEREAS, each of Axcelis, Merger Sub, and Veeco intend that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and that this Agreement be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, the Boards of Directors of each of Axcelis, Merger Sub, and Veeco have each unanimously (except, in the case of Axcelis and Veeco, for one (1) director recusing himself) approved and declared advisable this Agreement and the Transactions, including the Merger, and determined that it is advisable and in the best interests of their respective companies and stockholders to consummate the Merger and the Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Axcelis (the “Axcelis Board”) has, subject to Section 5.4, unanimously (except for one (1) director recusing himself) resolved to recommend the approval of the Axcelis Share Issuance to Axcelis’s stockholders;

WHEREAS, the Board of Directors of Veeco (the “Veeco Board”) has, subject to Section 5.4, unanimously (except for one (1) director recusing himself) resolved to recommend the adoption of this Agreement to Veeco’s stockholders; and

WHEREAS, Axcelis, Merger Sub and Veeco desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

The Merger

1.1           The Merger.

(a)            At the Effective Time, Merger Sub shall be merged with and into Veeco (the “Merger”) in accordance with the DGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease and Veeco shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned subsidiary of Axcelis. The Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions”. References herein to “Veeco” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation.

(b)            The Merger shall have the effects specified in the DGCL. From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Veeco and Merger Sub, all as provided under the DGCL.

1.2           Closing. The closing of the Merger (the “Closing”) shall be held virtually at 9:00 a.m. Eastern time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted by applicable Law, waiver of all applicable conditions set forth in Article 6 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted by applicable Law, waiver by the party entitled to waive such conditions) or at such other time and place as Axcelis and Veeco shall agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

1.3           Effective Time.

(a)            On the Closing Date, Veeco and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL.

(b)            The Merger shall become effective concurrently upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as Axcelis and Veeco shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

1.4           Surviving Corporation Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation of Veeco in effect immediately prior to the Effective Time shall be amended and restated pursuant to the Merger in its entirety as set forth as Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.9. At the Effective Time, Axcelis shall take such action necessary to cause the bylaws of Veeco in effect immediately prior to the Effective Time to be amended and restated in their entirety so as to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be changed to a name to be mutually agreed by Axcelis and Veeco prior to the Effective Time), and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.9.

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1.5           Directors and Officers of the Surviving Corporation. The parties shall take all necessary action such that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of the Surviving Corporation shall be those individuals who were directors of Merger Sub as of immediately prior to the Effective Time and (ii) the officers of the Surviving Corporation shall be those individuals who were officers of Merger Sub as of immediately prior to the Effective Time.

1.6           Combined Parent Company Governance.

(a)            Unless otherwise agreed by Axcelis and Veeco in writing, the parties shall take all necessary action to cause the size of the Axcelis Board to be comprised of eleven (11) members at the Effective Time. Prior to the Effective Time, Axcelis and Veeco shall each designate directors such that at the Effective Time, the Axcelis Board shall be comprised of: (i) Thomas St. Dennis, who shall serve as chairman of the Axcelis Board (the “Designated Chairman”) as of immediately after the Effective Time unless otherwise agreed by Axcelis and Veeco, (ii) four (4) directors, designated by the Veeco Board, each of whom shall be a director of Veeco prior to the Effective Time and be reasonably acceptable to Axcelis (including William J. Miller, who is deemed reasonably acceptable to Axcelis) and (iii) six (6) directors, designated by the Axcelis Board, each of whom shall be a director of Axcelis prior to the Effective Time and be reasonably acceptable to Veeco (including Russell Low and Jorge Titinger, each of whom is deemed reasonably acceptable to Veeco); provided that, prior to the Effective Time, in the event that any person designated to serve on the Axcelis Board after the Effective Time is unable or unwilling to serve as a result of illness, death, resignation or any other reason, the Board of Directors which designated such person shall designate another of its directors to serve in such person’s place. Subject to the proviso in the foregoing sentence, William J. Miller shall serve as chairman of the Technology Committee of the Axcelis Board. Each director designee (other than the chief executive officer of Axcelis or Veeco immediately prior to the Effective Time) must qualify as an “independent director”, as such term is defined in Nasdaq Rule 5605(a)(2); provided, that at least two (2) of the Veeco designees and two (2) of the Axcelis designees shall meet the minimum requirements to serve on Axcelis’s audit committee under the Nasdaq Rules. Effective at the Effective Time, unless otherwise agreed by Veeco and Axcelis in writing, the parties shall take all necessary action to cause the appointments contemplated by this Section 1.6(a).

(b)            Immediately following the Effective Time, Axcelis and the Surviving Corporation shall have their headquarters and principal executive offices in Beverly, Massachusetts.

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(c)            Notwithstanding anything to the contrary, the parties agree that (i) following the Closing, the corporate name and ticker symbol of Axcelis shall be changed to a corporate name and ticker symbol mutually agreed by Axcelis and Veeco prior to the Closing, (ii) the joint press release to be issued by Axcelis and Veeco announcing the Closing shall include such new name and (iii) Axcelis will use reasonable best efforts to take any actions necessary or advisable (including submitting such name change for a shareholder vote or effecting a short-form merger with a subsidiary formed for such purpose, if needed) to effect such renaming as promptly as reasonably practicable following the Closing.

ARTICLE 2

Conversion of Securities in the Merger

2.1           Effect on Capital Stock of Veeco; Conversion of Veeco Common Stock and Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Axcelis, Veeco, Merger Sub or any holder of any shares of Veeco common stock, $0.01 par value per share (“Veeco Common Stock”):

(a)            All shares of Veeco Common Stock that are owned by Veeco, Axcelis or Merger Sub or any wholly owned Subsidiary of Veeco, Axcelis, or Merger Sub (or are held in treasury by Veeco) immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)            Subject to Section 2.1(a), Section 2.3, Section 2.4 and Section 2.6, each share of Veeco Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of Axcelis common stock, $0.001 par value per share (“Axcelis Common Stock”), equal to the Veeco Exchange Ratio. The shares of Axcelis Common Stock to be issued upon the conversion of shares of Veeco Common Stock pursuant to this Section 2.1(b) and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.4 are referred to, as applicable, as the “Veeco Merger Consideration”. For purposes of this Agreement, “Veeco Exchange Ratio” means 0.3575. Without limiting the foregoing, except as contemplated by Section 2.6(c)(i) of this Agreement, any risk of forfeiture or right of repurchase in favor of Veeco that is applicable to any Veeco Common Stock as of immediately prior to the Effective Time shall apply to the related Axcelis Common Stock received as Veeco Merger Consideration on the same terms and conditions except that the vesting schedule and repurchase price shall be adjusted to reflect the Veeco Exchange Ratio and references to services to or performance of Veeco and its Subsidiaries shall be deemed to refer to Axcelis and its Subsidiaries.

(c)            All of the outstanding shares of Veeco Common Stock shall be converted into the right to receive the applicable Veeco Merger Consideration pursuant to this Section 2.1 and all such shares of Veeco Common Stock shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of Veeco Common Stock (an “Veeco Certificate”) or shares of Veeco Common Stock held in book entry form (“Veeco Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.1(b), the applicable Veeco Merger Consideration, upon surrender of such Veeco Certificate or Veeco Book-Entry Share in accordance with Section 2.5.

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(d)            Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, par value $0.0001 per share, of the Surviving Corporation.

2.2            Effect on Axcelis Common Stock. At the Effective Time, each share of Axcelis Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding.

2.3            Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Axcelis Common Stock or Veeco Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the applicable Veeco Merger Consideration and the Veeco Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Veeco Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit Axcelis or Veeco to take any action with respect to its securities or otherwise that is prohibited or restricted by the terms of this Agreement.

2.4            Fractional Shares.

(a)            No fractional shares of Axcelis Common Stock shall be issued in the Merger, but in lieu thereof each holder of Veeco Common Stock otherwise entitled to a fractional share of Axcelis Common Stock (after aggregating all shares represented by Veeco Certificates and Veeco Book-Entry Shares held by such holder) will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4, a cash payment in lieu of such fractional share of Axcelis Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Axcelis Common Stock equal to the excess of (A) the aggregate number of shares of Axcelis Common Stock to be delivered to the Exchange Agent by Axcelis pursuant to Section 2.5(a) over (B) the aggregate number of whole shares of Axcelis Common Stock to be distributed to the holders of shares of Veeco Common Stock pursuant to Section 2.5(b) (such excess, the “Excess Shares”). Veeco and Axcelis acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Axcelis Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Axcelis that would otherwise be caused by the issuance of fractional shares of Axcelis Common Stock. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Veeco Common Stock that would otherwise receive fractional shares of Axcelis Common Stock, shall sell the Excess Shares at then prevailing prices on Nasdaq in the manner provided in the following paragraph.

5

(b)            The sale of the Excess Shares by the Exchange Agent, as agent for the holders of Veeco Common Stock that would otherwise receive fractional shares of Axcelis Common Stock, shall be executed on Nasdaq and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Veeco Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of Veeco Common Stock that would otherwise receive fractional shares of Axcelis Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Veeco Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Veeco Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Veeco Common Stock would otherwise be entitled (the “Fractional Shares Cash Amount”).

(c)            As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Veeco Common Stock in lieu of any fractional shares of Axcelis Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Veeco Common Stock without interest, subject to and in accordance with Section 2.5.

2.5            Exchange of Certificates and Book-Entry Shares.

(a)            Prior to the dissemination of the Joint Proxy Statement to the stockholders of Veeco and the stockholders of Axcelis, Axcelis and Veeco shall appoint a nationally recognized financial institution or trust company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Veeco Merger Consideration. At or prior to the Effective Time, Axcelis shall deposit, in trust for the benefit of the holders of Veeco Common Stock, with the Exchange Agent for exchange in accordance with this Article 2, a number of shares of Axcelis Common Stock equal to the total shares of Axcelis Common Stock issuable pursuant to Section 2.1 (together with the Fractional Shares Cash Amount, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of Axcelis Common Stock contemplated to be issued pursuant to Section 2.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b)            Exchange Procedures. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days thereafter), Axcelis shall cause the Exchange Agent to mail to each holder of record of a Veeco Certificate or Veeco Book-Entry Share, in each case which shares were converted into the right to receive the applicable Veeco Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Veeco Certificates shall pass, only upon delivery of the Veeco Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Axcelis, Veeco and the Exchange Agent may reasonably specify, and (ii) instructions for effecting the surrender of the Veeco Certificates and Veeco Book-Entry Shares in exchange for the applicable Veeco Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon surrender of Veeco Certificates or Veeco Book-Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Veeco and Axcelis, and upon delivery of a letter of transmittal, duly executed and in proper form with all required enclosures and attachments, with respect to such Veeco Certificates or Veeco Book-Entry Shares, the holder of such Veeco Certificates or Veeco Book-Entry Shares shall be entitled to receive the whole shares of Axcelis Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of Veeco Common Stock formerly represented by such Veeco Certificates or Veeco Book-Entry Share. Any Veeco Certificates or Veeco Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the applicable Veeco Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Veeco Certificate is registered, it shall be a condition precedent to payment that the Veeco Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the applicable Veeco Merger Consideration to a Person other than the registered holder of the Veeco Certificate so surrendered and shall have established to the satisfaction of Axcelis that such Taxes either have been paid or are not required to be paid. Notwithstanding anything to the contrary contained in this Agreement, no holder of Veeco Book-Entry Shares shall be required to deliver a Veeco Certificate or, in the case of holders of Veeco Book-Entry Shares held through the Depository Trust Company, an executed letter of transmittal, to receive the applicable Veeco Merger Consideration that such holder is entitled to receive pursuant to this Agreement. Delivery of the applicable Veeco Merger Consideration with respect to Veeco Book-Entry Shares shall only be made to the Person in whose name such shares are registered. Until surrendered as contemplated hereby, each Veeco Certificate or Veeco Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Veeco Merger Consideration provided in this Agreement.

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(c)            Transfer Books. At the Effective Time, the stock transfer books of Veeco shall be closed and thereafter there shall be no further registration of transfers of shares of Veeco Common Stock on the records of Veeco. From and after the Effective Time, the holders of Veeco Certificates and Veeco Book-Entry Shares representing shares of Veeco Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Veeco Certificates representing shares of Veeco Common Stock are presented to Axcelis or the Surviving Corporation for any reason, they shall be cancelled and exchanged for the whole shares of Axcelis Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement subject, in each case, to any applicable abandoned property, escheat or similar Laws.

(d)            Termination of Fund; Abandoned Property. At any time following twelve (12) months after the Closing Date, Axcelis shall be entitled to require the Exchange Agent to deliver to it any shares of Axcelis Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Veeco Certificates or Veeco Book-Entry Shares and thereafter such holders shall be entitled to look only to Axcelis (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the applicable Veeco Merger Consideration payable upon due surrender of their Veeco Certificates or Veeco Book-Entry Shares and compliance with the procedures in Section 2.5. If, prior to six (6) years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Veeco Certificates or Veeco Book-Entry Shares has not complied with the procedures in Section 2.5 to receive the applicable Veeco Merger Consideration to which such holder would otherwise be entitled, the applicable Veeco Merger Consideration to which such holder would otherwise be entitled in respect of such Veeco Certificates or Veeco Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Axcelis, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Axcelis, the Surviving Corporation or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of a Veeco Certificate or Veeco Book-Entry Shares for Veeco Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

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(e)            Lost, Stolen or Destroyed Certificates. In the event that any Veeco Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Veeco Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Veeco Merger Consideration payable in respect thereof pursuant to Section 2.1(b); provided, however, that Axcelis or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable Veeco Merger Consideration, require the owners of such lost, stolen or destroyed Veeco Certificates to deliver a customary indemnity against any claim that may be made against Axcelis, the Surviving Corporation or the Exchange Agent with respect to the Veeco Certificates alleged to have been lost, stolen or destroyed.

(f)            Distributions with Respect to Unexchanged Axcelis Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Axcelis Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Veeco Certificate or Veeco Book-Entry Share with respect to any shares of Axcelis Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 2.4, unless and until the holder of such Veeco Certificate or Veeco Book-Entry Share shall surrender such Veeco Certificate or Veeco Book-Entry Share in accordance with this Section 2.5. Following surrender of any such Veeco Certificate or Veeco Book-Entry Share in accordance with this Section 2.5, there shall be paid by Axcelis to the holder of the certificates or book-entry shares representing whole shares of Axcelis Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of Axcelis Common Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Axcelis Common Stock.

2.6            Stock-Based Awards.

(a)            Treatment of Veeco RSUs.

(i)            As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Veeco RSU that is (x) outstanding immediately prior to the Effective Time and (y) vested in accordance with its terms as of the Effective Time (each, a “Vested Veeco RSU”) shall be canceled, and the holder thereof shall be entitled to receive, subject to any applicable Taxes and withholdings (A) the Veeco Merger Consideration in respect of each share of Veeco Common Stock subject to such Vested Veeco RSU immediately prior to the Effective Time and (B) an amount in cash equal to all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Vested Veeco RSU (the “Vested Veeco RSU Consideration”). The Vested Veeco RSU Consideration shall be made by Axcelis within three (3) Business Days after the Effective Time or at such later date required to avoid the imposition of Taxes under Section 409A of the Code.

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(ii)            As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Veeco RSU that is not a Vested Veeco RSU (each, an “Unvested Veeco RSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Axcelis and shall be converted into a restricted stock unit (an “Axcelis RSU”) covering Axcelis Common Stock in accordance with this Section 2.6(a)(ii). Each such Axcelis RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Unvested Veeco RSU immediately prior to the Effective Time, except that, as of the Effective Time, each such Unvested Veeco RSU as so assumed and converted shall be a restricted stock unit covering that number of whole shares of Axcelis Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Veeco Common Stock subject to such Unvested Veeco RSU and (B) the Veeco Exchange Ratio. All dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Unvested Veeco RSU shall also be assumed and become an obligation in connection with the applicable Axcelis RSU.

(b)            Treatment of Veeco PSUs.

(i)            As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Veeco PSU that is (x) outstanding immediately prior to the Effective Time and (y) vested in accordance with its terms as of the Effective Time (each, a “Vested Veeco PSU”) shall be canceled, and the holder thereof shall be entitled to receive, subject to any applicable Taxes and withholdings (A) the Veeco Merger Consideration in respect of each share of Veeco Common Stock subject to such Vested Veeco PSU immediately prior to the Effective Time (based on the achievement of the applicable performance metrics (x) for those Vested Veeco PSUs where the applicable performance period has elapsed prior to the Effective Time, at the actual level of performance as determined by the Compensation Committee of the Veeco Board in the ordinary course of business consistent with past practice at the conclusion of such performance period and (y) for those Vested Veeco PSUs where the applicable performance period has not elapsed prior to the Effective Time, at the greater of (i) target level of performance or (ii) actual performance through the most recent practicable date prior to the Closing Date, as determined in good faith and consistent with past practice by the Compensation Committee of the Veeco Board) and (B) an amount in cash equal to all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Vested Veeco PSU (the “Vested Veeco PSU Consideration”). The Vested Veeco PSU Consideration shall be made by Axcelis within three (3) Business Days after the Effective Time or at such later date required to avoid the imposition of Taxes under Section 409A of the Code.

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(ii)            As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Veeco PSU that is not a Vested Veeco PSU Award (each, an “Unvested Veeco PSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Axcelis and shall be converted into an Axcelis RSU covering Axcelis Common Stock in accordance with this Section 2.6(b)(ii). Each such Axcelis RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Unvested Veeco PSU immediately prior to the Effective Time, except that, as of the Effective Time, each such Axcelis RSU shall be subject solely to the service-based conditions applicable to the corresponding Unvested Veeco PSU and shall cover that number of whole shares of Axcelis Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Veeco Common Stock subject to such Unvested Veeco PSU immediately prior to the Effective Time (based on the achievement of the applicable performance metrics at the greater of (i) target level of performance or (ii) actual performance through the most recent practicable date prior to the Closing Date, as determined in good faith and consistent with past practice by the Compensation Committee of the Veeco Board) and (B) the Veeco Exchange Ratio. All dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to each such Unvested Veeco PSU shall also be assumed and become an obligation in connection with the applicable Axcelis RSU.

(c)            Treatment of Veeco Restricted Stock.

(i)            As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Veeco Restricted Stock Award that is outstanding immediately prior to the Effective Time (whether vested or unvested) and was granted to a non-employee member of the Veeco Board (each, a “Veeco Director Restricted Stock Award”), shall, to the extent not vested, become fully vested, and shall be canceled, and the holder thereof shall be entitled to receive the Veeco Merger Consideration in respect of each share of Veeco Common Stock subject to such Veeco Director Restricted Stock Award immediately prior to the Effective Time in accordance with Section 2.1.

(ii)            At the Effective Time, each Veeco Restricted Stock Award that is then outstanding and is not a Veeco Director Restricted Stock Award shall be automatically and without any required action on the part of the holder thereof, be assumed by Axcelis and converted into a restricted stock award of Axcelis (each, an “Axcelis RSA”), with the same terms and conditions as were applicable to such Veeco Restricted Stock Award immediately prior to the Effective Time relating to the number of shares of Axcelis Common Stock equal to the product obtained by multiplying (A) the number of shares of Veeco Common Stock that were subject to the Veeco Restricted Stock Award, as of immediately prior to the Effective Time, by (B) the Veeco Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Axcelis Common Stock.

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(d)            Treatment of Employee Stock Purchase Plan. As soon as practicable following the date of this Agreement, the Veeco Board or the appropriate committee of the Veeco Board shall take all reasonable actions, including the adoption of any necessary resolutions, to (i) ensure that no employees who are not currently participants become participants in the Veeco 2016 Employee Stock Purchase Plan (as amended, the “Veeco ESPP”) with respect to the Purchase Period (as defined in the Veeco ESPP) in effect as of the date of this Agreement (the “Current Purchase Period”); and (ii) prohibit current participants in the Veeco ESPP from increasing their payroll deduction elections or from making separate non-payroll contributions to the Veeco ESPP in respect of the Current Purchase Period. For clarity, nothing in the prior sentence shall affect the administration of the Veeco ESPP with respect to Purchase Periods after the Current Purchase Period. Prior to the Effective Time, the Company shall take all action that may be necessary to, effective upon the consummation of the Merger, (A) cause the Purchase Period that is in effect at the Effective Time (the “Final Purchase Period”) to be terminated no later than ten (10) Business Days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the Final Purchase Period, but otherwise treat the Final Purchase Period as a fully effective and completed Purchase Period for all purposes pursuant to the Veeco ESPP; and (C) cause the exercise (as of no later than ten (10) Business Days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Veeco ESPP. On such exercise date, Veeco shall apply the funds credited as of such date pursuant to the Veeco ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Veeco ESPP, and such shares shall be entitled to the Merger Consideration in accordance with Section 2.1. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), Veeco shall terminate the Veeco ESPP.

(e)            Prior to the Effective Time, Veeco shall take all necessary action as may be necessary for the adjustment and assumption of equity awards under this Section 2.6. Veeco shall have provided Axcelis with drafts of, and a reasonable opportunity to comment upon, any resolutions contemplated by this Section 2.6 prior to adoption by the Veeco Board or a committee thereof. Axcelis shall reserve for future issuance a number of shares of Axcelis Common Stock at least equal to the number of shares of Axcelis Common Stock that will be subject to Axcelis RSUs and Axcelis RSAs as a result of the actions contemplated by this Section 2.6. Not later than the Closing Date, Axcelis shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Axcelis Common Stock subject to such and Axcelis RSUs and Axcelis RSAs, and Axcelis shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Axcelis RSUs and Axcelis RSAs remain outstanding.

2.7            Veeco Convertible Notes.

(a)            Prior to or at the Effective Time, Veeco and Axcelis shall take all actions required by the Veeco Convertible Notes Indenture to cause each Veeco Convertible Note that is issued and outstanding immediately prior to the Effective Time to remain issued and outstanding but to represent a right, on substantially the same terms and conditions as applied to the Veeco Convertible Notes immediately prior to the Effective Time, to receive Reference Property (as defined in the Veeco Convertible Notes Indenture) consisting of Axcelis Common Stock; provided that the conversion rate underlying each such right to convert into shares of Axcelis Common Stock as of the Effective Time shall be determined in accordance with the provisions of the Veeco Convertible Notes Indenture regarding the effect of recapitalizations, reclassifications and changes of the Veeco Common Stock.

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(b)            Prior to the Effective Time, each of the Veeco Board and the Axcelis Board shall adopt all resolutions as are necessary to authorize and approve the treatment of the Veeco Convertible Notes as contemplated by this Section 2.7.

2.8            No Appraisal Rights. In accordance with the DGCL, there are no appraisal rights available to holders of shares of Veeco Common Stock or Axcelis Common Stock in connection with the Transaction.

2.9            Withholding Rights. Each of Axcelis, the Surviving Corporation, Veeco, Merger Sub, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement to any Person, such amounts as are required to be deducted and withheld under the Code, Treasury Regulations promulgated under the Code or any applicable provisions of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made.

ARTICLE 3

Representations and Warranties of Veeco

Except (a) as set forth in the Veeco Disclosure Schedule (subject to Section 8.14) and (b) as otherwise disclosed or identified in the Veeco SEC Documents publicly filed or furnished after December 31, 2023 and prior to the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Veeco SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Veeco SEC Document, and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Veeco SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Veeco hereby represents and warrants to Axcelis as follows:

3.1            Corporate Organization. Each of Veeco and, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, its Subsidiaries, is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Veeco and its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect. Veeco has provided Axcelis true, complete and correct copies of the Amended and Restated Certificate of Incorporation (the “Veeco Charter”), and Amended and Restated Bylaws of Veeco (the “Veeco Bylaws”) as in effect as of the date of this Agreement. Veeco is not in violation of any of the provisions of the Veeco Charter or the Veeco Bylaws.

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3.2            Veeco Capitalization.

(a)            The authorized capital stock of Veeco consists of one hundred twenty million (120,000,000) shares of Veeco Common Stock and five hundred thousand (500,000) shares of Veeco Preferred Stock. As of September 29, 2025 (the “Capitalization Date”), (i) 60,159,113 shares of Veeco Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Veeco Common Stock were held in the treasury of Veeco or by its Subsidiaries, (iii) 2,097,146 shares of Veeco Common Stock were issuable (and such number was reserved for issuance) upon vesting of Veeco RSUs outstanding as of such date, (iv) 576,250 shares of Veeco Common Stock were issuable (and such number was reserved for issuance) upon vesting of Veeco PSUs (assuming target level of performance) outstanding as of such date, (v) 765,196 shares of Veeco Common Stock were authorized for issuance pursuant to the Veeco ESPP, (vi) 10,231,297 shares of Veeco Common Stock were issuable (and such number, which reflects the maximum number of shares issuable upon conversion of the Veeco Convertible Notes, was reserved for issuance) upon the conversion of the Veeco Convertible Notes and (vii) no shares of Veeco Preferred Stock were issued and outstanding (collectively, the items in clauses (i) through (vii), the “Veeco Securities”).

(b)            Except for the outstanding Veeco RSUs, Veeco PSUs, Veeco Restricted Stock Awards, shares of Veeco Common Stock authorized for issuance under the Veeco ESPP, shares of Veeco Common Stock authorized for issuance upon conversion of the Veeco Convertible Notes and shares of Veeco Common Stock authorized for issuance under the Veeco Stock Plan, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Veeco or any of its Subsidiaries is a party or by which Veeco or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Veeco of any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Veeco or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Veeco. Since the Capitalization Date, Veeco has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(b).

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(c)            Veeco has previously provided Axcelis with a true and complete list as of the Capitalization Date of each outstanding Veeco RSU, Veeco PSU and Veeco Restricted Stock Award, including, as applicable, the holder, country of residence (if outside the United States), date of grant, expiration date, the vesting schedule, the number of shares of Veeco Common Stock subject thereto (with performance at both target and maximum level of performance), the amount vested and outstanding and the amount unvested and outstanding, and the Veeco Stock Plan under which the award is granted. All of the outstanding Veeco RSUs, Veeco PSUs and Veeco Restricted Stock Awards have been duly authorized by all necessary corporate action and were granted in accordance with the terms of the applicable Veeco Stock Plan and applicable Laws.

(d)            All shares of Veeco Common Stock subject to issuance under the Veeco Stock Plan, or subject to issuance upon conversion of any Veeco Preferred Stock, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Veeco having the right to vote on any matters on which stockholders of Veeco may vote. Neither Veeco nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Veeco or any of its Subsidiaries.

(e)            There are no outstanding contractual obligations of Veeco or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive right with respect to, any shares of Veeco Common Stock or Veeco Preferred Stock or any capital stock of, or other Equity Interests in, Veeco or any of its Subsidiaries.

(f)            Section 3.2(f) of the Veeco Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Veeco and the jurisdiction of organization of each such Subsidiary. Except for Veeco and as set forth in Section 3.2(f) of the Veeco Disclosure Schedule, none of Veeco or any of its Subsidiaries holds an Equity Interest in any other Person (other than a Subsidiary of Veeco). Each outstanding share of capital stock or other Equity Interest in each Subsidiary of Veeco is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Veeco or one or more of its wholly owned Subsidiaries free and clear of all Liens. There are no outstanding contractual obligations of Veeco or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiaries of Veeco (in excess of $1,000,000) or any other Person, other than guarantees by Veeco of any indebtedness or other obligations of any wholly owned Subsidiary of Veeco.

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3.3            Authority; Execution and Delivery; Enforceability.

(a)            Veeco has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to the receipt of the Veeco Stockholder Approval, to consummate the Transactions. The execution and delivery by Veeco of this Agreement, the performance and compliance by Veeco with each of its obligations herein and the consummation by Veeco of the Transactions have been duly authorized by all necessary corporate action on the part of Veeco, subject to receipt of the Veeco Stockholder Approval, and no other corporate proceedings on the part of Veeco and no other stockholder votes are necessary to authorize this Agreement or the consummation by Veeco of the Transactions. Veeco has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Axcelis and Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b)            The Veeco Board, at a meeting duly called and held, unanimously (except for one (1) director recusing himself) adopted resolutions (i) adopting and approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, Veeco and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of Veeco for approval and adoption, (iv) recommending that its stockholders adopt this Agreement and (v) declaring that this Agreement is advisable (the “Veeco Recommendation”).

(c)            Assuming the accuracy of the representations and warranties in Section 4.21, to the Knowledge of Veeco, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of Veeco necessary to approve the Transactions is the adoption of this Agreement by the holders of a majority of the shares of Veeco Common Stock outstanding and entitled to vote thereon at the Veeco Stockholders Meeting (the “Veeco Stockholder Approval”). No other vote of the holders of Veeco Common Stock or any other Equity Interests of Veeco is necessary to consummate the Transactions.

3.4            No Conflicts.

(a)            The execution and delivery of this Agreement by Veeco does not and will not, and the performance of this Agreement by Veeco and the consummation of the Transactions will not, (i) assuming the Veeco Stockholder Approval is obtained, conflict with or violate any provision of the Veeco Charter or the Veeco Bylaws or any equivalent organizational documents of any Subsidiary of Veeco, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Veeco or any of its Subsidiaries or by which any property or asset of Veeco or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of Veeco or any of its Subsidiaries pursuant to, any Contract or Permit (other than a Veeco Benefit Plan), except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by Veeco of any of its material obligations under this Agreement or (C) have a Veeco Material Adverse Effect.

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(b)            The execution and delivery of this Agreement by Veeco does not and will not, and the consummation by Veeco of the Transactions and compliance by Veeco with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of Nasdaq, (ii) under the HSR Act or other applicable Antitrust Laws and Investment Screening Laws, (iii) the filing of the Certificate of Merger as required by the DGCL, (iv) as contemplated by Section 5.19 of this Agreement, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions, (B) otherwise prevent or materially delay performance by Veeco of any of its material obligations under this Agreement or (C) have a Veeco Material Adverse Effect.

3.5            SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)            Veeco has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Veeco with the SEC under the Securities Act or the Exchange Act since December 31, 2023 (the “Veeco SEC Documents”). None of the Subsidiaries of Veeco is required to make or makes any filings with the SEC.

(b)            As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Veeco SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Veeco SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)            The consolidated financial statements of Veeco included in the Veeco SEC Documents (including, in each case, any notes or schedules thereto) (the “Veeco SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Veeco SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Veeco (on a consolidated basis) as of the respective dates of and for the periods referred to in the Veeco SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Veeco SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

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(d)            Veeco is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e)            To the Knowledge of Veeco, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Veeco SEC Documents and none of the Veeco SEC Documents is the subject of ongoing SEC review. To the Knowledge of Veeco, there are no SEC inquiries or investigations, in each case, pending or threatened regarding any accounting practices of Veeco.

(f)             Veeco has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Veeco’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Veeco in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Veeco’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2023, Veeco has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Veeco’s ability to record, process, summarize and report financial information and Veeco does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Veeco’s internal control over financial reporting.

(g)            Veeco and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Veeco’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Veeco SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Veeco SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Veeco Material Adverse Effect.

(h)            Neither Veeco nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Veeco and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Veeco or any of its Subsidiaries in Veeco’s or such Subsidiary’s published financial statements or other Veeco SEC Documents.

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3.6            Absence of Certain Changes or Events. Since July 1, 2025 and through the date of this Agreement, (a) Veeco and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Veeco Material Adverse Effect.

3.7            Information Supplied. None of the information supplied or to be supplied by Veeco for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Axcelis in connection with the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented, at the time it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Axcelis Common Stock and Veeco Common Stock and at the time of each of the Axcelis Stockholders Meeting and Veeco Stockholders Meeting , and (iii) a current report on Form 8-K at the time it is filed, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Veeco to such portions thereof that relate expressly to Axcelis or any of its Subsidiaries, including Merger Sub, or to statements made therein based on information supplied by or on behalf of Axcelis for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8            Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of Veeco, threatened in writing against Veeco or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Veeco, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of Veeco, threatened in writing against Veeco or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Veeco, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Veeco Material Adverse Effect. Neither Veeco nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any outstanding Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Veeco Material Adverse Effect.

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3.9            Compliance with Laws.

(a)            (i) Veeco and its Subsidiaries are in compliance, and for the past five (5) years have been in compliance, with all Laws and Orders applicable to Veeco or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Veeco or its Subsidiaries), and (ii) neither Veeco nor any of its Subsidiaries has received any written communication during the past five (5) years from a Governmental Entity that alleges that Veeco or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, a Veeco Material Adverse Effect.

(b)            Veeco and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been investigated, to the Knowledge of Veeco, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Veeco or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past five (5) years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Veeco and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(c)            To the Knowledge of Veeco, none of Veeco or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(d)            To the Knowledge of Veeco, during the past five (5) years, Veeco and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of Veeco or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Veeco and its Subsidiaries have not established or maintained a secret or unrecorded fund.

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(e)            Since April 24, 2019, none of Veeco or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Person (i) that is located, organized, or resident in a country or territory that is itself the subject or target of any economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or His Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”) (at the time of this Agreement, Cuba, Iran, North Korea, and the Crimea, so-called Luhansk People’s Republic, and so-called Donetsk People’s Republic regions of Ukraine) (each, a “Sanctioned Country”), (ii) that is listed on any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or His Majesty’s Treasury of the United Kingdom, (iii) the Government of Venezuela, or (iv) owned or controlled by any such Person or Persons described in the foregoing clauses (i), (ii), and (iii) (each Person described in clauses (i)-(iv), a “Sanctioned Person”) or Sanctioned Country, in violation of applicable Sanctions. Neither Veeco or any of its Subsidiaries nor any of their respective officers, directors, employees or, to the Knowledge of Veeco, agents or other Persons acting on behalf of any of them, is a Sanctioned Person. None of (i) the Merger, (ii) the execution, delivery and performance of this Agreement, or (iii) the consummation of any Transactions contemplated hereby, or the fulfillment of the terms hereof, will result in a violation of any applicable Sanctions.

(f)            Since April 24, 2019, Veeco has complied with all applicable Sanctions and, in all material respects, all applicable export, import, customs, trade, and anti-boycott Laws or programs administered, enacted or enforced by Governmental Entity, including but not limited to (i) the Export Administration Regulations, the International Traffic in Arms Regulations, and the import Laws administered by U.S. Customs and Border Protection, (ii) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury, and (iii) any other similar export, import, customs, trade, or anti-boycott Laws or programs in any relevant jurisdiction to the extent they are applicable (the Laws and programs described in clauses (i)-(iii), “Trade Control Laws”). Since April 24, 2019, Veeco and its Subsidiaries have maintained policies and procedures designed to promote compliance by Veeco and its Subsidiaries and their respective officers, directors, employees, agents, and other Persons acting on behalf of any of them with applicable Sanctions and Trade Control Laws. Since April 24, 2019, Veeco has not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings with respect to any actual or alleged violations of applicable Sanctions or Trade Control Laws, and has not been notified of any such pending or threatened actions. Veeco and its Subsidiaries have obtained all material consents, orders, licenses and declarations from, provided all material notices to, and made all material filings with, all relevant Governmental Entities required for (A) the export, import, re-export and transfer (in-country) of its products, services, software and technologies, and (B) releases of technologies and software to foreign nationals located in the U.S. and abroad (collectively, the “Export Approvals”), and each of Veeco and its Subsidiaries is and, has been in compliance in all material respects with the terms of all Export Approvals. To the Knowledge of Veeco, there are no pending or threatened claims against Veeco or any of its Subsidiaries with respect to such Export Approvals. As of the date hereof, neither Veeco nor any of its Subsidiaries has received notice from any Governmental Entity that such Governmental Entity intends to terminate, materially and adversely modify, or decline to reauthorize any existing government authorizations, including license exceptions or exemptions, upon which Veeco or any of its Subsidiaries currently relies with respect to Sanctions or Trade Control Laws.

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3.10          Permits. Veeco and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Veeco Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, (i) the operation of the business of Veeco and its Subsidiaries as currently conducted is not, and has not been since December 31, 2023, in violation of, nor is Veeco or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Veeco or its Subsidiaries), and (ii) to the Knowledge of Veeco, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. There are no actions pending or, to the Knowledge of Veeco, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, a Veeco Material Adverse Effect. Since December 31, 2023, neither Veeco nor its Subsidiaries have received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Veeco, has any charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, a Veeco Material Adverse Effect.

3.11          Employee Benefit Plans.

(a)            Section 3.11(a) of the Veeco Disclosure Schedule sets forth a true and complete list of each material Veeco Benefit Plan and separately identifies each material Veeco Benefit Plan that is a Veeco Foreign Benefit Plan.

(b)            With respect to each material Veeco Benefit Plan, Veeco has made available to Axcelis a current written copy thereof (if any) and, to the extent applicable: (i) any amendments and any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications; and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c)            Except as has not had or would not reasonably be expected to result, individually or in the aggregate, in a material liability to Veeco and its Subsidiaries taken as a whole, each Veeco Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Veeco Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Veeco SEC Documents prior to the date of this Agreement.

(d)            (i) Each Veeco Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and to Veeco’s Knowledge, no fact or event has occurred that could adversely affect the qualified status of any such Veeco Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Veeco Benefit Plan, and (iii) no Proceeding has been brought, or to the Knowledge of Veeco is threatened, against or with respect to any Veeco Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

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(e)            No Veeco Benefit Plan is, and neither Veeco nor any of its ERISA Affiliates contributes to, has during the preceding six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to a multiemployer plan (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) (“Multiemployer Plan”) or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. No material liability under Title IV of ERISA has been incurred by Veeco or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that would reasonably be expected to have a Veeco Material Adverse Effect (whether primarily, jointly or secondarily) under Title IV of ERISA.

(f)            No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger or other Transactions (either alone or in combination with another event), by any employee, officer or director of Veeco or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G of the Code) could be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g)            Except as required by Law, no Veeco Benefit Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents (other than as required by health care continuation coverage as required by Section 4980B of the Code or any similar state law (“COBRA”) or ERISA or coverage through the end of the calendar month in which a termination of employment occurs).

(h)            Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any employee or director of Veeco or its Subsidiaries to a bonus, severance or change in control payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any of the Veeco Benefit Plans or (iv) result in any breach or violation of, or default under any Veeco Benefit Plan.

(i)             Each Veeco Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code in all material respects has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Veeco Benefit Plan. There is no agreement, plan, Contract or other arrangement to which Veeco or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Sections 409A or 4999 of the Code.

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(j)             Except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a material liability to Veeco and its Subsidiaries taken as a whole, with respect to each Veeco Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of Veeco or its affiliates residing outside the United States of America (a “Veeco Foreign Benefit Plan”): (i) all employer and employee contributions to each Veeco Foreign Benefit Plan required by law or by the terms of any Veeco Foreign Benefit Plan have been made or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Veeco Foreign Benefit Plan, the liability of each insurer for any Veeco Foreign Benefit Plan funded through insurance or the book reserve established for any Veeco Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Veeco Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Veeco Foreign Benefit Plan, and neither the execution of this Agreement nor the consummation of the Merger or other Transactions will cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Veeco Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

3.12          Employee and Labor Matters.

(a)            Neither Veeco nor any of its Subsidiaries is a party to or bound by any Collective Bargaining Agreement, no Labor Organization or group of employees of Veeco or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Veeco, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Neither Veeco nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any individuals employed by or otherwise performing services for Veeco or any of its Subsidiaries (the “Veeco Business Personnel”), and there is no unfair labor practice charges, grievances, arbitrations, or administrative or judicial complaints, actions, investigations pending or, to the Knowledge of Veeco, threatened in writing against Veeco or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Veeco Business Personnel which would reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect. There is no labor strike, walkout, lockout, slowdown, work stoppage or other labor dispute pending or, to the Knowledge of Veeco, threatened against or affecting Veeco or any of its Subsidiaries.

(b)            Neither Veeco nor any of its Subsidiaries is required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any work council, Labor Organization, or similar representative body in connection with the execution of this Agreement or the consummation of the Transactions.

(c)            Veeco and its Subsidiaries are and have for the past five (5) years been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment, discrimination retaliation, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, a Veeco Material Adverse Effect.

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(d)            To the Knowledge of Veeco, no Veeco Business Personnel is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation owed to Veeco or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Veeco or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(e)            Veeco and its Subsidiaries are not delinquent in payments to any current or former Veeco Business Personnel for any services or amounts required to be reimbursed or otherwise paid, except as currently does not have and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect.

(f)             Neither Veeco nor its Subsidiaries are party to a settlement agreement signed in the last five (5) years with a current or former officer, employee or independent contractor of Veeco or its Subsidiaries that involves allegations relating to harassment or discrimination of any kind by either (i) an officer of Veeco or its Subsidiaries or (ii) an employee of Veeco or its Subsidiaries at the level of Vice President or above. To the Knowledge of Veeco, in the last five (5) years, no allegations of harassment or discrimination of any kind have been made against (i) any officer of Veeco or its Subsidiaries or (ii) an employee of Veeco or its Subsidiaries at the level of Vice President or above.

3.13          Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Veeco Material Adverse Effect:

(a)            Veeco and each of its Subsidiaries (i) have been within the last five (5) years, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b)            There are no Environmental Claims pending, nor to the Knowledge of Veeco, threatened against Veeco or any of its Subsidiaries, and none of Veeco or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c)            There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by Veeco or any of its Subsidiaries, or to the Knowledge of Veeco, at properties that were formerly owned, operated, leased or used by Veeco or any of its Subsidiaries, that are reasonably likely to cause Veeco or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

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(d)            None of Veeco or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Veeco is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

3.14          Real Property.

(a)            Section 3.14(a) of the Veeco Disclosure Schedule sets forth a true, complete and accurate list as of the date hereof of all real property owned by Veeco and its Subsidiaries (the “Veeco Owned Real Property”), which schedule sets forth the fee owner and physical address of such Veeco Owned Real Property. Except as would not have a Veeco Material Adverse Effect, Veeco or one of its Subsidiaries has good and valid fee simple title to all Veeco Owned Real Property, free and clear of all Liens, other than Permitted Liens. Veeco has made available to Axcelis complete and accurate copies of all deeds, mortgages, surveys, licenses and/or title insurance policies with respect to the Veeco Owned Real Property and other documents relating to or affecting title to the Veeco Owned Real Property, none of which have been amended or rescinded to the Knowledge of Veeco and, in each case, to the extent the same are within the possession of Veeco or one of its Subsidiaries.

(b)            Section 3.14(b) of the Veeco Disclosure Schedule sets forth a true, complete and accurate list of all leases, subleases, licenses or other occupancy agreements for real property to which Veeco or any of its Subsidiaries is a party that are currently in effect, including all amendments, extensions, renewals, guaranties and other written agreements with respect thereto (and each, a “Veeco Lease”) (the real and personal property leased pursuant to the Veeco Leases, the “Veeco Leased Real Property”), which schedule lists the landlord, sublandlord, and address of the Veeco Leased Real Property. To the Knowledge of Veeco, there are no material oral agreements with respect to any Veeco Leased Real Property. Except as set forth in Section 3.14(b) of the Veeco Disclosure Schedule, Veeco or its Subsidiaries has no option or other right to purchase any Veeco Leased Real Property, and no consents of any party to any Veeco Lease is required in connection with the Transactions. Veeco or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the Veeco Leased Real Property free and clear of all Liens, except for Permitted Liens. With respect to each of the Veeco Leases, to the Knowledge of Veeco: (i) such Veeco Lease is legal, valid, binding, enforceable against Veeco or its applicable Subsidiary and in full force and effect, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought; (ii) the possession and quiet enjoyment of the Veeco Leased Real Property under such Veeco Lease has not been disturbed and there are no disputes with respect to such Veeco Lease; (iii) neither Veeco nor any applicable Subsidiary is in material default under, nor has any event occurred or does any circumstance exist that, with notice of lapse of time or both would constitute a material default by Veeco or its applicable Subsidiary under such Veeco Lease; and (iv) no default, event or circumstance exists that, with notice or lapse of time, or both, would constitute a material default by any counterparty to any such Veeco Lease. Veeco has made available to the Axcelis true and complete copies, in all material respects, of all Veeco Leases, none of which has been assigned or amended or modified in any material respect except as set forth in Section 3.14(b) of the Veeco Disclosure Schedule.

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(c)            The Veeco Owned Real Property and Veeco Leased Real Property constitute all real property necessary for the conduct of the business of Veeco and its Subsidiaries, taken as a whole, as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, neither Veeco nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to Veeco’s Knowledge there are no such Proceedings threatened in writing, affecting any portion of the Veeco Owned Real Property or Veeco Leased Real Property and neither Veeco nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of any portion of the Veeco Owned Real Property or Veeco Leased Real Property. Neither Veeco nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the Veeco Owned Real Property or Veeco Leased Real Property or any material portion thereof. Except as set forth in Section 3.14(c) of the Veeco Disclosure Schedule, neither Veeco nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the Veeco Owned Real Property or any material portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect or as otherwise set forth in Section 3.14(c) of the Veeco Disclosure Schedule, there are no construction or material alteration projects, other than normal repair and maintenance, currently ongoing or contemplated with respect to any Veeco Owned Real Property or, to Veeco’s Knowledge, Veeco Leased Real Property, and any prior construction or material alteration projects, to which Veeco or its Subsidiaries contracted under written agreements to complete, are fully complete, including the completion of all punch list items and payment of all amounts owed to outside contractors or other third parties in connection therewith and, to Veeco’s Knowledge, all buildings and improvements located on such Veeco Owned Real Property or Veeco Leased Real Property, as the case may be, are in a state of good operating condition, subject to ordinary wear and tear, normal repairs and maintenance, and any maintenance or repair obligations of landlords under the Veeco Leases.

3.15          Tax Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Veeco Material Adverse Effect:

(i)             (A) All Tax Returns that are required to be filed by or with respect to Veeco or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), (B) all such Tax Returns are or will be true, complete and accurate in all respects, (C) Veeco and its Subsidiaries have paid all Taxes due and owing by any of them (whether or not shown on any Tax Return) or adequate accruals or reserves have been established in the Veeco SEC Documents for any such Taxes that have not been paid and (D) neither Veeco nor any of its Subsidiaries has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business.

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(ii)            No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Veeco or any of its Subsidiaries has been filed or entered into with any Taxing Authority, and no request for any such waiver or extension is currently pending.

(iii)           (A) Neither Veeco nor any of its Subsidiaries is the subject of any Tax audit or other proceeding with respect to any Taxes or Tax Returns, which audit or other proceeding remains unresolved; (B) no Tax audit or other proceeding with respect to Taxes or Tax Returns has been proposed against Veeco or any of its Subsidiaries in writing; and (C) no deficiencies have been asserted and no assessments have been made against Veeco or any of its Subsidiaries, in each case, as a result of any Tax audit or other proceeding with respect to Taxes or Tax Returns, which deficiencies or assessments have not been resolved (except those that are being contested in good faith and for which adequate accruals or reserves have been established in the Veeco SEC Documents).

(iv)           No claim has ever been made in writing by a Taxing Authority of a jurisdiction where Veeco or any of its Subsidiaries has not filed Tax Returns that Veeco or such Subsidiary is or may be subject to taxation by that jurisdiction.

(v)           Neither Veeco nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(vi)          Neither Veeco nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax allocation, indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Veeco and its Subsidiaries or entered into in the ordinary course of business which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was Veeco or any of its Subsidiaries), (C) has entered into a closing agreement pursuant to Section 7121 of the Code or any other binding agreement with a Taxing Authority that would have an effect on the determination of Veeco’s or any of its Subsidiaries’ liability to Tax in a tax year ending after the Effective Time, or any predecessor provision or any similar provision of foreign, state or local Tax law, (D) has any liability for Taxes of any Person (other than Veeco or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor or (E) will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(vii)          There are no Liens for Taxes upon any property or assets of Veeco or any of its Subsidiaries, except for Permitted Liens.

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(viii)        Neither Veeco nor any of its Subsidiaries is or has ever been a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code.

(ix)           Neither Veeco nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(x)            Veeco is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b)            Neither Veeco nor any of its Subsidiaries has Knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.16          Material Contracts.

(a)            All Contracts required to be filed as exhibits to the Veeco SEC Documents have been so filed in a timely manner. Section 3.16(a) of the Veeco Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts, excluding any Veeco SEC Documents and any Veeco Benefit Plans, to which Veeco or any of its Subsidiaries is a party or by which Veeco or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i)             any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)            any Contract that materially limits the ability of Veeco or any of its affiliates (including, following the consummation of the Transactions, the Surviving Corporation and its affiliates) to engage or compete in any line of business or in any geographic area;

(iii)           any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv)          any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $1,000,000 or (B) that becomes due and payable as a result of the Transactions;

(v)           all Contracts granting any licenses, sublicenses, rights, interest or options into or any Intellectual Property granted by Veeco or any of its Subsidiaries to any Person (including coexistence agreements, prior rights agreements, rights of first refusal, rights of last refusal, covenants not to sue and immunities from suit), other than (A) non-disclosure agreements on Veeco’s standard form made available to Axcelis, (B) non-material and non-exclusive licenses granted by Veeco or its Subsidiaries to advertising agencies, vendors and other similar contractors in the ordinary course of business consistent with past practice, (C) non-material customer agreements in which the grants to the applicable customer of rights to use Intellectual Property are non-exclusive and incidental to and not material to performance under the agreement and (D) customary licenses granted to employees in the ordinary course of business consistent with past practice;

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(vi)          all Contracts granting any licenses, sublicenses, rights, interest or options into or any Intellectual Property granted by any Person to Veeco or any of its Subsidiaries, other than (A) licenses to generally commercially available Software licensed pursuant to a standard “off-the-shelf” or “shrink wrap” or “click wrap” agreements, (B) non-material agreements in which the grants in, to or under Intellectual Property are non-exclusive and incidental to, and not material to, performance under the agreement and (C) customary licenses granted from employees in the ordinary course of business consistent with past practice;

(vii)         any purchase, sale or supply contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements, most favored nation provisions or promotional requirements, other than any such Contracts that are not material to Veeco and its Subsidiaries;

(viii)        any Veeco Lease reasonably expected to result in payments of base rent in excess of $1,000,000 in any twelve (12) month period after the Closing Date;

(ix)           any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Veeco or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (in any case in excess of $1,000,000);

(x)            any acquisition or divestiture agreement (A) entered into since December 31, 2023 with a purchase price in excess of $1,000,000 or (B) that contains “earn-out” provisions or other contingent payment obligations that could reasonably be expected to exceed $1,000,000 (including indemnification obligations) that have not been satisfied in full as of the date hereof;

(xi)           any agreement that by its terms limits the payment of dividends or other distributions by Veeco or any of its Subsidiaries;

(xii)          any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by Veeco or any of its Subsidiaries with any other Person;

(xiii)         any “single source” supply Contract pursuant to which goods or materials that are material to Veeco or any of its Subsidiaries are supplied to Veeco or such Subsidiary from an exclusive source; or

(xiv)         any Contract with any Governmental Entity.

(b)            Veeco has heretofore made available to Axcelis true, correct and complete copies of the Contracts set forth in Section 3.16(a).

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(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 3.16(a) of the Veeco Disclosure Schedule or filed or required to be filed as exhibits to the Veeco SEC Documents (the “Veeco Material Contracts”) are valid, binding and in full force and effect and are enforceable by Veeco or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) Veeco, or its applicable Subsidiary, has performed all obligations required to be performed by it under the Veeco Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of Veeco, no other party to any Veeco Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since December 31, 2023, neither Veeco nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Veeco Material Contract, and (iv) neither Veeco nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Veeco Material Contract.

3.17          Intellectual Property.

(a)            Section 3.17(a) of the Veeco Disclosure Schedule sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) Trademark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned, or purported to be owned, by Veeco or any of its Subsidiaries (collectively, the “Veeco Registered Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, Veeco owns all right, title and interest in the Veeco Registered Intellectual Property free and clear of all Liens other than Liens created by Axcelis or Permitted Liens, and each such item of Veeco Registered Intellectual Property is subsisting, and, to the Knowledge of Veeco, each such registered item is valid and enforceable.

(b)            Neither the execution and delivery of this Agreement by Veeco, nor the performance of this Agreement by Veeco, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Veeco or any of its Subsidiaries in any Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect.

(c)            Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the business of Veeco and its Subsidiaries, to the Knowledge of Veeco, neither Veeco nor any of its Subsidiaries nor the conduct of their business (i) is infringing, misappropriating or otherwise violating, and has not during the last three (3) years infringed, misappropriated or otherwise violated, the Intellectual Property rights of any Person, or (ii) currently constitutes, and has not during the last three (3) years constituted, unfair competition or trade practices under the Laws of any jurisdiction in which it conducts its business. Neither Veeco nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice in the last three (3) years (or earlier, if presently not resolved) alleging any such infringement, misappropriation or other violation (including any claim that Veeco or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation or other violation, if true, would reasonably be expected to be, individually or in the aggregate, material to the business of Veeco and its Subsidiaries. To the Knowledge of Veeco, no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by Veeco or any of its Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect. Neither Veeco nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice in the last three (3) years (or earlier, if presently not resolved) alleging any such infringement, misappropriation or other violation which alleged infringement, misappropriation or other violation, if true, would reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect.

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(d)            Veeco and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Intellectual Property that is owned or purported to be owned by Veeco or its Subsidiaries and is material to their business (“Veeco Material Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, all Veeco Material Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Veeco, adequate for protection against unauthorized disclosure or use. To the Knowledge of Veeco, there has been no unauthorized disclosure of any Veeco Material Intellectual Property that constitutes confidential information. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, to the Knowledge of Veeco, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Veeco and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with Veeco or one of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in Veeco or one of its Subsidiaries or predecessors. No such Person has asserted, and to the Knowledge of Veeco, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Veeco Material Intellectual Property.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, no Veeco Software contains, or has contained, is or has been linked with, derived from, or distributed with, or developed using, any Open Source Materials in a manner that requires, pursuant to the applicable Open Source License, any Veeco Software: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making modifications or derivative works; or (iii) be redistributable at no charge (in each case, except for the applicable, unmodified third party Open Source Material itself). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, Veeco and its Subsidiaries are and have been in compliance with the terms and conditions of each Open Source Material license to which they are subject.

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(f)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, none of the Veeco Software contains any virus, Trojan horse, worm or other Software routines or hardware components designed or that may be used to permit unauthorized access to or disable, erase, interrupt, destroy or otherwise harm or materially adversely affect the functionality or operation of software, hardware or data (collectively, “Contaminants”). Veeco and its Subsidiaries have implemented industry standard procedures to mitigate against the likelihood that the Veeco Software contain any Contaminants, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, to the Knowledge of Veeco, there has been no cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Assets (or any Software, information, or data stored on any IT Assets).

(g)            Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the business of Veeco and its Subsidiaries, (i) neither Veeco nor its Subsidiaries has disclosed or delivered to any escrow agent or any other Person (other than an employee bound by a binding and enforceable written confidentiality agreement) any of the Source Code for any Veeco Software, and no other Person has the right, contingent or otherwise, to obtain access to such Source Code; (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would, result in the release, delivery, license or other disclosure of any of the Source Code for any Veeco Software to any Person who is not as of the date hereof a current employee bound by a binding and enforceable written confidentiality agreement; (iii) the consummation of the Transactions will not constitute a Source Code escrow release condition to require release of Source Code for any Veeco Software from escrow; and (iv) no requests have been made to Veeco, its Subsidiaries, or any escrow agent, for release of Source Code for any Veeco Software.

(h)            Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the business of Veeco and its Subsidiaries, neither Veeco nor its Subsidiaries is itself a member of and has not participated in any patent pool, standards setting organization, special interest group, forum, consortium, committee, working group, trade association, or other organization pursuant to the rules of which it is obligated to license any existing or future copyrights or patents to any Person or to refrain from asserting any existing or future copyrights or patents against any Person. Without limiting the foregoing, neither Veeco nor its Subsidiaries is a member of the Open Invention Network.

(i)             None of the execution and delivery of this Agreement, the consummation of the Transactions, or the performance by Veeco or any of its Subsidiaries of its obligations hereunder: (i) conflicts or will conflict with, or alters or impairs or will alter or impair, any of Veeco or its Subsidiaries’ rights in, to and under any Intellectual Property or the validity, enforceability, use, right to use, ownership, registration, right to register, priority, duration, scope, or effectiveness of any such Intellectual Property, (ii) will alter any, or trigger any additional, royalties, license fees, honoraria or other payment obligations of Veeco or Axcelis or their respective Subsidiaries or (iii) will result in the grant, assignment or transfer to any other Person of any license or other right or interest, or otherwise encumber, any of the Intellectual Property owned or purported to be owned by Veeco or its Subsidiaries or, pursuant to any Contract to which Veeco or its Subsidiaries is a party, any other Intellectual Property of Axcelis or its Affiliates.

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(j)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, the IT Assets of Veeco and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by Veeco and its Subsidiaries to operate the business of Veeco and its Subsidiaries as presently conducted and have not in the last three (3) years materially malfunctioned or failed. Veeco and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. Veeco and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to their IT Assets.

3.18          Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, in the last three (3) years, (a) Veeco and its Subsidiaries have been in compliance with applicable Laws that govern Veeco’s and its Subsidiaries’ collection, use, disclosure and protection of Personal Information (collectively, “Veeco Data Privacy and Security Laws”), (b) Veeco and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical, and technical measures designed to protect Personal Information in its or their possession or control against unauthorized access, acquisition, alteration, modification, or use, (c) there has been no unauthorized access, acquisition, alteration, modification, use or loss or other misuse of Personal Information maintained or processed by or on behalf of Veeco and its Subsidiaries, and (d) Veeco and its Subsidiaries have not received any written notification from any Person that alleges a violation of any Veeco Data Privacy and Security Laws and are not and have not been subject to any investigation by a Governmental Entity relating to any Veeco Data Privacy and Security Laws.

3.19         Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.19 of the Veeco Disclosure Schedule, neither Veeco nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Veeco or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.20          Opinion of Veeco’s Financial Advisor. UBS Securities LLC, Veeco’s financial advisor, has delivered to the Veeco Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the factors and assumptions set forth therein, the Veeco Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of the shares of Veeco Common Stock.

3.21          Ownership of Veeco Common Stock. Neither Veeco nor any of its affiliates or associates is, nor at any time during the last three (3) years has Veeco or any of its affiliates or associates been, an “interested stockholder” of Axcelis as defined in Section 203 of the DGCL. Veeco and its Subsidiaries, affiliates and associates do not beneficially own any shares of Axcelis Common Stock or other securities of Axcelis or any options, warrants or other rights to acquire Axcelis Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Axcelis.

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3.22          Insurance. All insurance policies (including policies providing casualty, liability, and workers compensation coverage, but excluding any Veeco Benefit Plans) to which Veeco or any of its Subsidiaries is currently a party are in full force and effect, and, to the Knowledge of Veeco, have been issued by licensed insurers, all premiums due and payable in respect of such policies have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect, each of Veeco and its Subsidiaries is, and since December 31, 2023 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

3.23          Takeover Provisions. Assuming the accuracy of Axcelis’s and Merger Sub’s representation and warranty set forth in Section 4.21, the Veeco Board has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Provisions are, and will be, inapplicable to the execution, delivery and performance of this Agreement, and the timely consummation of the Merger and any other Transactions and will not restrict, impair or delay the ability of Axcelis or Merger Sub to vote or otherwise exercise all rights as a stockholder. No “fair price,” “moratorium,” “control share acquisition” or other similar Takeover Provisions or any anti-takeover provision in the Veeco Charter or the Veeco Bylaws is, or at the Effective Time will be, applicable to the Veeco Securities, the Merger or the other Transactions.

3.24          Assets. Other than the Veeco Owned Real Property and the Veeco Leased Real Property, Veeco or a Subsidiary of Veeco has good and marketable title to, or good and valid leasehold interests in, all of the material tangible assets reflected as owned, leased or used by it on the most recent consolidated balance sheet of Veeco contained in the Veeco SEC Documents filed prior to the date hereof (except for properties or assets that have been sold or disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet) free and clear of any Liens, except for Permitted Liens.

3.25          Top Customers and Suppliers.

(a)            Section 3.25(a) of the Veeco Disclosure Schedule sets forth a true, complete and correct list of each customer who, for the year ended December 31, 2023 or for the year ended December 31, 2024, was one of the twenty (20) largest sources of revenues for Veeco, based on revenues in this period (each, a “Veeco Top Customer”). As of the date hereof, neither Veeco nor any of its Subsidiaries has received written notice from any Veeco Top Customer that such customer intends to terminate or materially and adversely modify existing Contracts with Veeco or any of its Subsidiaries.

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(b)            Section 3.25(b) of the Veeco Disclosure Schedule sets forth a true, complete and correct list of each supplier who, for the year ended December 31, 2023 or for the year ended December 31, 2024, was one of the twenty (20) largest suppliers for Veeco, based on amounts paid or payable in this period (each, a “Veeco Top Supplier”). As of the date hereof, neither Veeco nor any of its Subsidiaries has received any written notice from any Veeco Top Supplier that such supplier intends to terminate or materially and adversely modify existing Contracts with Veeco or any of its Subsidiaries.

3.26          Product Defects and Warranties.

(a)            Since December 31, 2023, all Veeco Products that are sold and currently supported by Veeco or any of its Subsidiaries have been provided in conformity with Veeco’s and its Subsidiaries’ applicable contractual commitments, warranties and specifications, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Veeco and its Subsidiaries, taken as a whole.

(b)            Veeco’s warranty reserve reflected on the most recent Veeco SEC Financial Statements was calculated utilizing historical warranty experience rates consistent with past practice and, to the Knowledge of Veeco, was sufficient as of the date of the most recent Veeco SEC Financial Statements to cover the unexpired warranty liabilities of Veeco and its Subsidiaries for any products (including Veeco Products) sold by Veeco or any of its Subsidiaries to their respective customers as of the date of the most recent Veeco SEC Financial Statements, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Veeco and its Subsidiaries, taken as a whole. Since the most recent Veeco SEC Financial Statements, Veeco has not materially modified its practices in calculating warranty reserves. To the Knowledge of Veeco, Veeco’s current warranty reserve is sufficient as of the date hereof to cover the unexpired warranty liabilities of Veeco and its Subsidiaries for any products (including Veeco Products) sold by Veeco or any of its Subsidiaries to their respective customers as of the date hereof.

3.27          No Other Representations or Warranties. Veeco hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 4, (a) none of Axcelis, or any of its affiliates, stockholders or representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Axcelis or its business or operations, including with respect to any information provided or made available to Veeco or any of its affiliates, stockholders or representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Veeco or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Axcelis, nor any of its affiliates, stockholders or representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Veeco, or any of its affiliates, stockholders or representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Veeco or any of its affiliates, stockholders or representatives, or any other Person, or the use by Veeco or any of its affiliates, stockholders or representatives, or any other Person, of any such information provided or made available to any of them by Axcelis, or any of its affiliates, stockholders or representatives, or any other Person, and (subject to the express representations and warranties of Axcelis set forth in Article 4) Veeco and its Subsidiaries, affiliates, stockholders and representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Axcelis or any Person with respect to Axcelis other than the representations and warranties set forth in this Agreement.

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ARTICLE 4

Representations and Warranties of Axcelis

Except (a) as set forth in the Axcelis Disclosure Schedule (subject to Section 8.14) and (b) as otherwise disclosed or identified in the Axcelis SEC Documents publicly filed or furnished after December 31, 2023 and prior to the date hereof (other than (i) any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Axcelis SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature and (ii) information included in, or incorporated by reference as, exhibits and schedules to any Axcelis SEC Document, and provided that the exception provided for in this clause (b) shall be applied if, and only if, the nature and content of the applicable disclosure in any such Axcelis SEC Document publicly filed or furnished prior to the date hereof is reasonably specific as to matters and items such that the subject matter of such disclosure is reasonably apparent on the face of the text of such disclosure to be applicable to the representation set forth herein), Axcelis hereby represents and warrants to Veeco as follows:

4.1            Corporate Organization. Each of Axcelis and, except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, its Subsidiaries, including Merger Sub, is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Axcelis and its Subsidiaries, including Merger Sub, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect. Axcelis has provided Veeco true, complete and correct copies of the Certificate of Incorporation (the “Axcelis Charter”) and Bylaws (the “Axcelis Bylaws”) of Axcelis, as in effect as of the date of this Agreement. Axcelis is not in violation of any of the provisions of the Axcelis Charter or the Axcelis Bylaws.

4.2            Axcelis Capitalization.

(a)            The authorized capital stock of Axcelis consists of seventy-five million (75,000,000) shares of Axcelis Common Stock and thirty million (30,000,000) shares of Axcelis Preferred Stock. As of the Capitalization Date, (i) 30,997,551 shares of Axcelis Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Axcelis Common Stock were held in the treasury of Axcelis or by its Subsidiaries, (iii) 702,969 shares of Axcelis Common Stock were issuable (and such number was reserved for issuance) upon the vesting of Axcelis RSUs (including any performance-based Axcelis RSUs, based on target level of performance) outstanding as of such date, (iv) 2,753,665 shares of Axcelis Common Stock were authorized for issuance (but not yet issued or reserved for issuance on outstanding Axcelis RSUs) pursuant to the Axcelis Stock Plan, (v) 858,354 shares of Axcelis Common Stock were authorized for issuance (but not yet issued) pursuant to the Axcelis 2020 Employee Stock Purchase Plan (the “Axcelis ESPP”) and (vi) no shares of Axcelis Preferred Stock were issued and outstanding (collectively, the items in clauses (i) through (v), the “Axcelis Securities”).

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(b)            Except for Axcelis RSUs (including performance-based Axcelis RSUs), shares of Axcelis Common Stock authorized for issuance pursuant to the Axcelis ESPP and shares of Axcelis Common Stock authorized for issuance under the Axcelis Stock Plan, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Axcelis or any of its Subsidiaries is a party or by which Axcelis or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Axcelis or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Axcelis or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Axcelis or any of its Subsidiaries. Since the Capitalization Date, Axcelis has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(b). All shares of Axcelis Common Stock subject to issuance under the Axcelis Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Axcelis having the right to vote on any matters on which stockholders of Axcelis may vote. Neither Axcelis nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Axcelis or any of its Subsidiaries.

(c)            Axcelis has previously provided Veeco with a true and complete list as of the Capitalization Date of each outstanding Axcelis RSU (including performance-based Axcelis RSUs), including the holder, country of residence (if outside the United States), date of grant, expiration date, the vesting schedule, the number of shares of Axcelis Common Stock subject thereto (with performance at both target and maximum level of performance), the amount vested and outstanding and the amount unvested and outstanding, and the Axcelis Stock Plan under which the award is granted. All of the outstanding Axcelis RSUs have been duly authorized by all necessary corporate action and were granted in accordance with the terms of the Axcelis Stock Plan and applicable Laws.

(d)            There are no outstanding contractual obligations of Axcelis or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Axcelis Common Stock or any capital stock of, or other Equity Interests in, Axcelis or any of its Subsidiaries.

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(e)            Section 4.2(e) of the Axcelis Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Axcelis and the jurisdiction of organization of each such Subsidiary. Except for Axcelis and Merger Sub and as set forth in Section 4.2(e) of the Axcelis Disclosure Schedule, none of Axcelis or any of its Subsidiaries holds an Equity Interest in any other Person. Each outstanding share of capital stock or other Equity Interest in each Subsidiary of Axcelis is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Axcelis or one or more of its wholly owned Subsidiaries free and clear of all Liens. There are no outstanding contractual obligations of Axcelis or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Axcelis (in excess of $1,000,000) or any other Person, other than guarantees by Axcelis of any indebtedness or other obligations of any wholly owned Subsidiary of Axcelis.

4.3            Authority; Execution and Delivery; Enforceability.

(a)            Axcelis has all necessary power and authority to execute and deliver this Agreement, to perform and comply with their obligations under this Agreement and, subject to the receipt of the Axcelis Stockholder Approval and to the adoption of this Agreement by Axcelis as the sole stockholder of Merger Sub, to consummate the Transactions applicable to such party. The execution and delivery by Axcelis of this Agreement, the performance and compliance by Axcelis with each of its obligations herein and the consummation by Axcelis of the Transactions have been duly authorized by all necessary corporate action on the part of Axcelis, subject to the receipt of the Axcelis Stockholder Approval and to the adoption of this Agreement by Axcelis as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Axcelis and no other stockholder votes are necessary to authorize this Agreement or the consummation by Axcelis of the Transactions to which it is a party. Axcelis has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Veeco of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b)            The Axcelis Board, at a meeting duly called and held, unanimously (except for one (1) director recusing himself) adopted resolutions (i) adopting and approving this Agreement and the consummation of the Transactions upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, including the Axcelis Share Issuance, the Merger and the other Transactions, are fair to, and in the best interests of, Axcelis and its stockholders, (iii) directing that Axcelis Share Issuance be submitted to the stockholders of Axcelis for approval and adoption, (iv) recommending that its stockholders vote in favor of the approval of the Axcelis Share Issuance and (v) declaring that this Agreement is advisable (the “Axcelis Recommendation”).

(c)            Assuming the accuracy of the representations and warranties in Section 3.21, to the Knowledge of Axcelis, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of Axcelis necessary to approve the Transactions is the approval of the Axcelis Share Issuance by the holders of a majority of the shares of Axcelis Common Stock outstanding and entitled to vote thereon at the Axcelis Stockholders Meeting (the “Axcelis Stockholder Approval”). No other vote of the holders of Axcelis Common Stock or any other Equity Interests of Axcelis is necessary to consummate the Transactions.

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4.4            No Conflicts.

(a)            The execution and delivery of this Agreement by Axcelis does not and will not, and the performance of this Agreement by Axcelis and the consummation of the Transactions will not, (i) assuming the Axcelis Stockholder Approval is obtained and this Agreement is adopted by Axcelis as the sole stockholder of Merger Sub, conflict with or violate any provision of the Axcelis Charter or the Axcelis Bylaws or any equivalent organizational documents of any Subsidiary of Axcelis, including Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Axcelis or any of its Subsidiaries, including Merger Sub, or by which any property or asset of Axcelis or any of its Subsidiaries, including Merger Sub, is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of Axcelis or any of its Subsidiaries, including Merger Sub, pursuant to, any Contract or Permit (other than an Axcelis Benefit Plan), except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by Axcelis of any of its material obligations under this Agreement or (C) have an Axcelis Material Adverse Effect.

(b)            The execution and delivery of this Agreement by Axcelis does not and will not, and the consummation by Axcelis of the Transactions to which it is a party and compliance by Axcelis with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of Nasdaq, (ii) under the HSR Act or other applicable Antitrust Laws and Investment Screening Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions, (B) otherwise prevent or materially delay performance by Axcelis of any of their respective material obligations under this Agreement or (C) have an Axcelis Material Adverse Effect.

4.5            SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)            Axcelis has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Axcelis with the SEC under the Securities Act or the Exchange Act since December 31, 2023 (the “Axcelis SEC Documents”). None of the Subsidiaries of Axcelis is required to make or makes any filings with the SEC.

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(b)            As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Axcelis SEC Document complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Axcelis SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)            The consolidated financial statements of Axcelis included in the Axcelis SEC Documents (including, in each case, any notes or schedules thereto) (the “Axcelis SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Axcelis SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Axcelis (on a consolidated basis) as of the respective dates of and for the periods referred to in the Axcelis SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Axcelis SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d)            Axcelis is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e)            To the Knowledge of Axcelis, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Axcelis SEC Documents and none of the Axcelis SEC Documents is the subject of ongoing SEC review. To the Knowledge of Axcelis, there are no SEC inquiries or investigations, in each case, pending or threatened regarding any accounting practices of Axcelis.

(f)            Axcelis has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Axcelis’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Axcelis in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Axcelis’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2023, Axcelis has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Axcelis’s ability to record, process, summarize and report financial information and Axcelis does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Axcelis’s internal control over financial reporting.

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(g)            Axcelis and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Axcelis’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Axcelis SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Axcelis SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Axcelis Material Adverse Effect.

(h)            Neither Axcelis nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Axcelis and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Axcelis or any of its Subsidiaries in Axcelis’s or such Subsidiary’s published financial statements or other Axcelis SEC Documents.

4.6            Absence of Certain Changes or Events. Since July 1, 2025 and through the date of this Agreement, (a) Axcelis and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an Axcelis Material Adverse Effect.

4.7            Information Supplied. None of the information supplied or to be supplied by Axcelis for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented, at the time it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Axcelis Common Stock and Veeco Common Stock and at the time of each of the Axcelis Stockholders Meeting and Veeco Stockholders Meeting, and (iii) a current report on Form 8-K at the time it is filed, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Axcelis to such portions thereof that relate expressly to Veeco or to statements made therein based on information supplied by or on behalf of Veeco for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

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4.8            Legal Proceedings. As of the date hereof, there are no Proceedings pending, or to the Knowledge of Axcelis, threatened in writing against Axcelis or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Axcelis, that would, in each case, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions. There are no Proceedings pending, or to the Knowledge of Axcelis, threatened in writing against Axcelis or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Axcelis, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Axcelis Material Adverse Effect. Neither Axcelis nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any outstanding Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Axcelis Material Adverse Effect.

4.9            Compliance with Laws.

(a)            (i) Axcelis and its Subsidiaries are in compliance, and for the past five (5) years have been in compliance, with all Laws and Orders applicable to Axcelis or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Axcelis or its Subsidiaries), and (ii) neither Axcelis nor any of its Subsidiaries has received any written communication during the past five (5) years from a Governmental Entity that alleges that Axcelis or any of its Subsidiaries is not in compliance with any such Law or Order, except in the case of clauses (i) and (ii) where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an Axcelis Material Adverse Effect.

(b)            Axcelis and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the FCPA and any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been investigated, to the Knowledge of Axcelis, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Axcelis or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past five (5) years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Axcelis and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(c)            To the Knowledge of Axcelis, none of Axcelis or its Subsidiaries has directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

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(d)            To the Knowledge of Axcelis, during the past five (5) years, Axcelis and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects. There have been no false or fictitious entries made in the books and records of Axcelis or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Axcelis and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(e)            Since April 24, 2019, none of Axcelis or its Subsidiaries has had a customer or supplier or other business relationship with, is a party to any Contract with, or has engaged in any transaction with, any Sanctioned Person or Sanctioned Country, in violation of applicable Sanctions. Neither Axcelis or any of its Subsidiaries nor any of their respective officers, directors, employees or, to the Knowledge of Axcelis, agents or other Persons acting on behalf of any of them, is a Sanctioned Person. None of (i) the Merger, (ii) the execution, delivery and performance of this Agreement, or (iii) the consummation of any Transactions contemplated hereby, or the fulfillment of the terms hereof, will result in a violation of any applicable Sanctions.

(f)             Since April 24, 2019, Axcelis has complied with all applicable Sanctions and, in all material respects, all applicable Trade Control Laws. Since April 24, 2019, Axcelis and its Subsidiaries have maintained policies and procedures designed to promote compliance by Axcelis and its Subsidiaries and their respective officers, directors, employees, agents, and other Persons acting on behalf of any of them with applicable Sanctions and Trade Control Laws. Since April 24, 2019, Axcelis has not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings with respect to any actual or alleged violations of applicable Sanctions or Trade Control Laws, and has not been notified of any such pending or threatened actions. Axcelis and its Subsidiaries have obtained all Export Approvals, and each of Axcelis and its Subsidiaries is and, has been in compliance in all material respects with the terms of all Export Approvals. To the Knowledge of Axcelis, there are no pending or threatened claims against Axcelis or any of its Subsidiaries with respect to such Export Approvals. As of the date hereof, neither Axcelis nor any of its Subsidiaries has received notice from any Governmental Entity that such Governmental Entity intends to terminate, materially and adversely modify, or decline to reauthorize any existing government authorizations, including license exceptions or exemptions, upon which Axcelis or any of its Subsidiaries currently relies with respect to Sanctions or Trade Control Laws.

4.10          Permits. Axcelis and each of its Subsidiaries have all required Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have, an Axcelis Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, (i) the operation of the business of Axcelis and its Subsidiaries as currently conducted is not, and has not been since December 31, 2023, in violation of, nor is Axcelis or its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Axcelis or its Subsidiaries), and (ii) to the Knowledge of Axcelis, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. There are no actions pending or, to the Knowledge of Axcelis, threatened, that seek the revocation, cancellation or modification of any Permit, except where such revocation, cancellation or modification, individually or in the aggregate, has not had and would not reasonably be expected to have, an Axcelis Material Adverse Effect. Since December 31, 2023, neither Axcelis nor its Subsidiaries have received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Axcelis, has any charge, claim or assertion been threatened, except where such notice, charge, claim or assertion, individually or in the aggregate, has not had and would not reasonably be expected to have, an Axcelis Material Adverse Effect.

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4.11          Employee Benefit Plans.

(a)            Section 4.11(a) of the Axcelis Disclosure Schedule sets forth a true and complete list of each material Axcelis Benefit Plan and separately identifies each material Axcelis Benefit Plan that is an Axcelis Foreign Benefit Plan.

(b)            With respect to each material Axcelis Benefit Plan, Axcelis has made available to Veeco a current written copy thereof (if any) and, to the extent applicable: (i) any amendments and any related trust agreement; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description and summary of material modifications; and (iv) for the most recent plan year (A) the Form 5500 and attached schedules and (B) audited financial statements.

(c)            Except as has not had or would not reasonably be expected to result, individually or in the aggregate, in a material liability to Axcelis and its Subsidiaries taken as a whole, each Axcelis Benefit Plan has been administered in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Axcelis Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Axcelis SEC Documents prior to the date of this Agreement.

(d)            (i) Each Axcelis Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter or opinion letter from the IRS as to its qualified status, and to Axcelis’s Knowledge no fact or event has occurred that could adversely affect the qualified status of any such Axcelis Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Axcelis Benefit Plan, and (iii) no Proceeding has been brought, or to the Knowledge of Axcelis is threatened, against or with respect to any Axcelis Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than for routine benefits claims).

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(e)            No Axcelis Benefit Plan is, and neither Axcelis nor any of its ERISA Affiliates contributes to, has during the preceding six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to a Multiemployer Plan or other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. No material liability under Title IV of ERISA has been incurred by Axcelis or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that would reasonably be expected to have an Axcelis Material Adverse Effect (whether primarily, jointly or secondarily) under Title IV of ERISA.

(f)            No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Merger or other Transactions (either alone or in combination with another event), by any employee, officer or director of Axcelis or any of its Subsidiaries who is a “disqualified individual” (within the meaning of Section 280G of the Code) could be characterized as an “excess parachute payment” (within the meaning of Section 280G(b)(1) of the Code).

(g)            Except as required by Law, no Axcelis Benefit Plan provides post-employment medical, disability or life insurance benefits to any former director, employee or their respective dependents (other than as required by health care continuation coverage as required by COBRA or ERISA or coverage through the end of the calendar month in which a termination of employment occurs).

(h)            Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any employee or director of Axcelis or its Subsidiaries to a bonus, severance or change in control payment, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any of the Axcelis Benefit Plans or (iv) result in any breach or violation of, or default under any Axcelis Benefit Plan.

(i)             Each Axcelis Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code in all material respects has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder, to the extent such section and such guidance have been applicable to such Axcelis Benefit Plan. There is no agreement, plan, Contract or other arrangement to which Axcelis or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Sections 409A or 4999 of the Code.

(j)             Except as has not resulted and would not reasonably be expected to result, individually or in the aggregate, in a material liability to Axcelis or its Subsidiaries taken as a whole, with respect to each Axcelis Benefit Plan established or maintained outside of the United States of America primarily for the benefit of employees of Axcelis or its affiliates residing outside the United States of America (an “Axcelis Foreign Benefit Plan”): (i) all employer and employee contributions to each Axcelis Foreign Benefit Plan required by law or by the terms of any Axcelis Foreign Benefit Plan have been made or, if applicable, accrued, in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Axcelis Foreign Benefit Plan, the liability of each insurer for any Axcelis Foreign Benefit Plan funded through insurance or the book reserve established for any Axcelis Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Axcelis Foreign Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Axcelis Foreign Benefit Plan, and neither the execution of this Agreement nor the consummation of the Merger or other Transactions will cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Axcelis Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

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4.12          Employee and Labor Matters.

(a)            Neither Axcelis nor any of its Subsidiaries is a party to or bound by any Collective Bargaining Agreement, no Labor Organization or group of employees of Axcelis or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Axcelis, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Neither Axcelis nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any individuals employed by performing services for Axcelis or any of its Subsidiaries (the “Axcelis Business Personnel”), and there is no unfair labor practice charges, grievances, arbitrations, or administrative or judicial complaints, actions, investigations pending or, to the Knowledge of Axcelis, threatened in writing against Axcelis or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Axcelis Business Personnel which would reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect. There is no labor strike, walkout, lockout, slowdown, work stoppage or other labor dispute pending or, to the Knowledge of Axcelis, threatened against or affecting Axcelis or any of its Subsidiaries.

(b)            Neither Axcelis nor any of its Subsidiaries is required under applicable Law or Contract to provide notice to, or to enter into any consultation procedure with, any work council, Labor Organization, or similar representative body in connection with the execution of this Agreement or the consummation of the Transactions.

(c)            Axcelis and its Subsidiaries are, and have for the past five (5) years been, in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, child labor, collective bargaining, immigration and work authorizations, employment, discrimination retaliation, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, an Axcelis Material Adverse Effect.

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(d)            To the Knowledge of Axcelis, no Axcelis Business Personnel is in material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation owed to Axcelis or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Axcelis or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(e)            Axcelis and its Subsidiaries are not delinquent in payments to any current or former Axcelis Business Personnel for any services or amounts required to be reimbursed or otherwise paid, except as currently does not have and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect.

(f)            Neither Axcelis nor its Subsidiaries are party to a settlement agreement signed in the last five (5) years with a current or former officer, employee or independent contractor of Axcelis or its Subsidiaries that involves allegations relating to harassment or discrimination of any kind by either (i) an officer of Axcelis or its Subsidiaries or (ii) an employee of Axcelis or its Subsidiaries at the level of Vice President or above. To the Knowledge of Axcelis, in the last five (5) years, no allegations of harassment or discrimination of any kind have been made against (i) any officer of Axcelis or its Subsidiaries or (ii) an employee of Axcelis or its Subsidiaries at the level of Vice President or above.

4.13          Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, an Axcelis Material Adverse Effect:

(a)            Axcelis and each of its Subsidiaries (i) have been within the last five (5) years, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b)            There are no Environmental Claims pending, nor to the Knowledge of Axcelis, threatened against Axcelis or any of its Subsidiaries, and none of Axcelis or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c)            There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by Axcelis or any of its Subsidiaries, or to the Knowledge of Axcelis, at properties that were formerly owned, operated, leased or used by Axcelis or any of its Subsidiaries, that are reasonably likely to cause Axcelis or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d)            None of Axcelis or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Axcelis is threatened, with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

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4.14          Real Property.

(a)            Section 4.14(a) of the Axcelis Disclosure Schedule sets forth a true, complete and accurate list as of the date hereof of all real property owned by Axcelis and its Subsidiaries (the “Axcelis Owned Real Property”), which schedule sets forth the fee owner and physical address of such Axcelis Owned Real Property. Except as would not have an Axcelis Material Adverse Effect, Axcelis or one of its Subsidiaries has good and valid fee simple title to all Axcelis Owned Real Property, free and clear of all Liens, other than Permitted Liens. Axcelis has made available to Veeco complete and accurate copies of all deeds, mortgages, surveys, licenses and/or title insurance policies with respect to the Axcelis Owned Real Property and other documents relating to or affecting title to the Axcelis Owned Real Property, none of which have been amended or rescinded to the Knowledge of Axcelis, in each case, to the extent the same are within the possession of Axcelis or one of its Subsidiaries.

(b)            Section 4.14(b) of the Axcelis Disclosure Schedule sets forth a true, complete and accurate list of all leases, subleases, licenses or other occupancy agreements for real property to which Axcelis or any of its Subsidiaries is a party that are currently in effect, including all amendments, extensions, renewals, guaranties and other written agreements with respect thereto (and each, an “Axcelis Lease”) (the real and personal property leased pursuant to the Axcelis Leases, the “Axcelis Leased Real Property”), which schedule lists the landlord, sublandlord, and address of the Axcelis Leased Real Property. To the Knowledge of Axcelis, there are no material oral agreements with respect to any Axcelis Leased Real Property. Except as set forth in Section 4.14(b) of the Axcelis Disclosure Schedule, Axcelis or its Subsidiaries has no option or other right to purchase any Axcelis Leased Real Property, and no consents of any party to any Axcelis Lease is required in connection with the Transactions. Axcelis or its Subsidiaries, as the case may be, has a valid and subsisting leasehold or subleasehold interest in the Axcelis Leased Real Property free and clear of all Liens, except for Permitted Liens. With respect to each of the Axcelis Leases, to the Knowledge of Axcelis: (i) such Axcelis Lease is legal, valid, binding, enforceable against Axcelis or its applicable Subsidiary and in full force and effect, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought; (ii) the possession and quiet enjoyment of the Axcelis Leased Real Property under such Axcelis Lease has not been disturbed and there are no disputes with respect to such Axcelis Lease; (iii) neither Axcelis nor any applicable Subsidiary is in material default under, nor has any event occurred or does any circumstance exist that, with notice of lapse of time or both would constitute a material default by Axcelis or its applicable Subsidiary under such Axcelis Lease; and (iv) no default, event or circumstance exists that, with notice or lapse of time, or both, would constitute a material default by any counterparty to any such Axcelis Lease. Axcelis has made available to the Veeco true and complete copies, in all material respects, of all Axcelis Leases, none of which has been assigned or amended or modified in any material respect except as set forth in Section 4.14(b) of the Axcelis Disclosure Schedule.

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(c)            The Axcelis Owned Real Property and Axcelis Leased Real Property constitute all real property necessary for the conduct of the business of Axcelis and its Subsidiaries, taken as a whole, as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, neither Axcelis nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Knowledge of Axcelis there are no such Proceedings threatened in writing, affecting any portion of the Axcelis Owned Real Property or Axcelis Leased Real Property and neither Axcelis nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of any portion of the Axcelis Owned Real Property or Axcelis Leased Real Property. Neither Axcelis nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a material right to use or occupy any of the Axcelis Owned Real Property or Axcelis Leased Real Property or any material portion thereof. Except as set forth in Section 4.14(c) of the Axcelis Disclosure Schedule, neither Axcelis nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the Axcelis Owned Real Property or any material portion thereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, or as otherwise set forth in Section 4.14(c) of the Axcelis Disclosure Schedule, there are no construction or material alteration projects, other than normal repair and maintenance, currently ongoing or contemplated with respect to any Axcelis Owned Real Property or, to Axcelis’s Knowledge, Axcelis Leased Real Property, and any prior construction or material alteration projects, to which Axcelis or its Subsidiaries contracted under written agreements to complete, are fully complete, including the completion of all punch list items and payment of all amounts owed to outside contractors or other third parties in connection therewith and, to Axcelis’s Knowledge, all buildings and improvements located on such Axcelis Owned Real Property or Axcelis Leased Real Property, as the case may be, are in a state of good operating condition, subject to ordinary wear and tear, normal repairs and maintenance, and any maintenance or repair obligations of landlords under the Axcelis Leases.

4.15          Tax Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have an Axcelis Material Adverse Effect:

(i)              (A) All Tax Returns that are required to be filed by or with respect to Axcelis or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), (B) all such Tax Returns are or will be true, complete and accurate in all respects, (C) Axcelis and its Subsidiaries have paid all Taxes due and owing by any of them (whether or not shown on any Tax Return) or adequate accruals or reserves have been established in the Axcelis SEC Documents for any such Taxes that have not been paid and (D) neither Axcelis nor any of its Subsidiaries has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business.

(ii)            No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Axcelis or any of its Subsidiaries has been filed or entered into with any Taxing Authority, and no request for any such waiver or extension is currently pending.

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(iii)           (A) Neither Axcelis nor any of its Subsidiaries is the subject of any Tax audit or other proceeding with respect to any Taxes or Tax Returns, which audit or other proceeding remains unresolved; (B) no Tax audit or other proceeding with respect to Taxes or Tax Returns has been proposed against Axcelis or any of its Subsidiaries in writing; and (C) no deficiencies have been asserted and no assessments have been made against Axcelis or any of its Subsidiaries, in each case, as a result of any Tax audit or other proceeding with respect to Taxes or Tax Returns, which deficiencies or assessments have not been resolved (except those that are being contested in good faith and for which adequate accruals or reserves have been established in the Axcelis SEC Documents).

(iv)          No claim has ever been made in writing by a Taxing Authority of a jurisdiction where Axcelis or any of its Subsidiaries has not filed Tax Returns that Axcelis or such Subsidiary is or may be subject to taxation by that jurisdiction.

(v)           Neither Axcelis nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(vi)          Neither Axcelis nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax allocation, indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Axcelis and its Subsidiaries or entered into in the ordinary course of business which does not relate primarily to Taxes), (B) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was Axcelis or any of its Subsidiaries), (C) has entered into a closing agreement pursuant to Section 7121 of the Code or any other binding agreement with a Taxing Authority that would have an effect on the determination of Axcelis’s or any of its Subsidiaries’ liability to Tax in a tax year ending after the Effective Time, or any predecessor provision or any similar provision of foreign, state or local Tax law, (D) has any liability for Taxes of any Person (other than Axcelis or any of its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor or (E) will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(vii)         There are no Liens for Taxes upon any property or assets of Axcelis or any of its Subsidiaries, except for Permitted Liens.

(viii)        Neither Axcelis nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

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(ix)            Neither Axcelis nor any of its Subsidiaries is or has ever been a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code.

(x)             Axcelis is not a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b)           Neither Axcelis nor any of its Subsidiaries has Knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.16         Material Contracts.

(a)           All Contracts required to be filed as exhibits to the Axcelis SEC Documents have been so filed in a timely manner. Section 4.16(a) of the Axcelis Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts, excluding any Axcelis SEC Documents and any Axcelis Benefit Plans, to which Axcelis or any of its Subsidiaries is a party or by which Axcelis or any of its Subsidiaries or any of their assets or businesses are bound (and any amendments, supplements and modifications thereto):

(i)             any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)            any Contract that materially limits the ability of Axcelis or any of its affiliates (including, following the consummation of the Transactions, the Surviving Corporation and its affiliates) to engage or compete in any line of business or in any geographic area;

(iii)           any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(iv)           any Contract or series of related Contracts relating to indebtedness for borrowed money (A) in excess of $1,000,000 or (B) that becomes due and payable as a result of the Transactions;

(v)            all Contracts granting any licenses, sublicenses, rights, interest or options into or any Intellectual Property granted by Axcelis or any of its Subsidiaries to any Person (including coexistence agreements, prior rights agreements, rights of first refusal, rights of last refusal, covenants not to sue and immunities from suit), other than (A) non-material and non-exclusive licenses granted by Axcelis or its Subsidiaries to advertising agencies, vendors and other similar contractors in the ordinary course of business consistent with past practice, (B) non-material customer agreements in which the grants to the applicable customer of rights to use Intellectual Property are non-exclusive and incidental to and not material to performance under the agreement and (C) customary licenses granted to employees in the ordinary course of business consistent with past practice;

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(vi)           all Contracts granting any licenses, sublicenses, rights, interest or options into or any Intellectual Property granted by any Person to Axcelis or any of its Subsidiaries, other than (A) licenses to generally commercially available Software licensed pursuant to a standard “off-the-shelf” or “shrink wrap” or “click wrap” agreements, (B) non-material agreements in which the grants in, to or under Intellectual Property are non-exclusive and incidental to, and not material to, performance under the agreement and (C) customary licenses granted from employees in the ordinary course of business consistent with past practice;

(vii)          any purchase, sale or supply contract that contains volume requirements or commitments, exclusive or preferred purchasing arrangements, most favored nation provisions or promotional requirements, other than any such Contracts that are not material to Axcelis and its Subsidiaries;

(viii)         any Axcelis Lease reasonably expected to result in payments of base rent in excess of $1,000,000 in any twelve (12) month period after the Closing Date;

(ix)            any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Axcelis or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses (in any case in excess of $1,000,000);

(x)             any acquisition or divestiture agreement (A) entered into since December 31, 2023 with a purchase price in excess of $1,000,000 or (B) that contains “earn-out” provisions or other contingent payment obligations that could reasonably be expected to exceed $1,000,000 (including indemnification obligations) that have not been satisfied in full as of the date hereof;

(xi)            any agreement that by its terms limits the payment of dividends or other distributions by Axcelis or any of its Subsidiaries;

(xii)           any Contract for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by Axcelis or any of its Subsidiaries with any other Person;

(xiii)          any “single source” supply Contract pursuant to which goods or materials that are material to Axcelis or any of its Subsidiaries are supplied to Axcelis or such Subsidiary from an exclusive source; or

(xiv)         any Contract with any Governmental Entity.

(b)           Axcelis has heretofore made available to Veeco true, correct and complete copies of the Contracts set forth in Section 4.16(a).

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(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, (i) all Contracts set forth or required to be set forth in Section 4.16(a) of the Axcelis Disclosure Schedule or filed or required to be filed as exhibits to the Axcelis SEC Documents (the “Axcelis Material Contracts”) are valid, binding and in full force and effect and are enforceable by Axcelis or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) Axcelis, or its applicable Subsidiary, has performed all obligations required to be performed by it under the Axcelis Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of Axcelis, no other party to any Axcelis Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, (iii) since December 31, 2023, neither Axcelis nor any of its Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Axcelis Material Contract, and (iv) neither Axcelis nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Axcelis Material Contract.

4.17         Intellectual Property.

(a)            Section 4.17(a) of the Axcelis Disclosure Schedule sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) Trademark registrations and applications, (iii) copyright registrations and applications, and (iv) internet domain name registrations, in each case that are owned, or purported to be owned, by Axcelis or any of its Subsidiaries (collectively, the “Axcelis Registered Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, Axcelis owns all right, title and interest in the Axcelis Registered Intellectual Property free and clear of all Liens other than Liens created by Veeco or Permitted Liens, and each such item of Axcelis Registered Intellectual Property is subsisting, and, to the Knowledge of Axcelis, each such registered item is valid and enforceable.

(b)            Neither the execution and delivery of this Agreement by Axcelis, nor the performance of this Agreement by Axcelis, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to the continued use of, any rights of Axcelis or any of its Subsidiaries in any Intellectual Property except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect.

(c)            Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the business of Axcelis and its Subsidiaries, to the Knowledge of Axcelis, neither Axcelis nor any of its Subsidiaries nor the conduct of their business (i) is infringing, misappropriating or otherwise violating, and has not during the last three (3) years infringed, misappropriated, or otherwise violated, the Intellectual Property rights of any Person, or (ii) currently constitutes, and has not during the last three (3) years constituted, unfair competition or trade practices under the Laws of any jurisdiction in which it conducts its business. Neither Axcelis nor any of its Subsidiaries has received any written charge, complaint, claim, demand, or notice in the last three (3) years (or earlier, if presently not resolved) alleging any such infringement, misappropriation or other violation (including any claim that Axcelis or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Person) which alleged infringement, misappropriation or other violation, if true, would reasonably be expected to be, individually or in the aggregate, material to the business of Axcelis and its Subsidiaries. To the Knowledge of Axcelis, no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by Axcelis or any of its Subsidiaries except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect. Neither Axcelis nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice in the last three (3) years (or earlier, if presently not resolved) alleging any such infringement, misappropriation or other violation which alleged infringement, misappropriation or other violation, if true, would reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect.

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(d)           Axcelis and its Subsidiaries have taken commercially reasonable steps to maintain, police and protect the Intellectual Property owned or purported to be owned by Axcelis or its Subsidiaries and that is material to their business (“Axcelis Material Intellectual Property”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, all Axcelis Material Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Axcelis, adequate for protection against unauthorized disclosure or use. To the Knowledge of Axcelis, there has been no unauthorized disclosure of any Axcelis Material Intellectual Property that constitutes confidential information. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, to the Knowledge of Axcelis, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Axcelis and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into valid and binding proprietary rights agreements with Axcelis or one of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in Axcelis or one of its Subsidiaries or predecessors. No such Person has asserted, and to the Knowledge of Axcelis, no such Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Axcelis Material Intellectual Property.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, no Axcelis Software contains, or has contained, is or has been linked with, derived from, or distributed with, or developed using, any Open Source Materials in a manner that requires, pursuant to the applicable Open Source License, any Axcelis Software: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making modifications or derivative works; or (iii) be redistributable at no charge (in each case, except for the applicable, unmodified third party Open Source Material itself). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, Axcelis and its Subsidiaries are and have been in compliance with the terms and conditions of each Open Source Material license to which they are subject.

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(f)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, none of the Axcelis Software contains any Contaminants. Axcelis and its Subsidiaries have implemented industry standard procedures to mitigate against the likelihood that the Axcelis Software contain any Contaminants, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, to the Knowledge of Axcelis, there has been no cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Assets (or any Software, information, or data stored on any IT Assets).

(g)           Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the business of Axcelis and its Subsidiaries, (i) neither Axcelis nor its Subsidiaries has disclosed or delivered to any escrow agent or any other Person (other than an employee bound by a binding and enforceable written confidentiality agreement) any of the Source Code for any Axcelis Software, and no other Person has the right, contingent or otherwise, to obtain access to such Source Code; (ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would, result in the release, delivery, license or other disclosure of any of the Source Code for any Axcelis Software to any Person who is not as of the date hereof a current employee bound by a binding and enforceable written confidentiality agreement; (iii) the consummation of the Transactions will not constitute a Source Code escrow release condition to require release of Source Code for any Axcelis Software from escrow; and (iv) no requests have been made to Axcelis, its Subsidiaries, or any escrow agent, for release of Source Code for any Axcelis Software.

(h)           Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the business of Axcelis and its Subsidiaries, neither Axcelis nor its Subsidiaries is itself a member of and has not participated in any patent pool, standards setting organization, special interest group, forum, consortium, committee, working group, trade association, or other organization pursuant to the rules of which it is obligated to license any existing or future copyrights or patents to any Person or to refrain from asserting any existing or future copyrights or patents against any Person. Without limiting the foregoing, neither Axcelis nor its Subsidiaries is a member of the Open Invention Network.

(i)             None of the execution and delivery of this Agreement, the consummation of the Transactions, or the performance by Axcelis or any of its Subsidiaries of its obligations hereunder: (i) conflicts or will conflict with, or alters or impairs or will alter or impair, any of Axcelis or its Subsidiaries’ rights in, to and under any Intellectual Property or the validity, enforceability, use, right to use, ownership, registration, right to register, priority, duration, scope, or effectiveness of any such Intellectual Property, (ii) will alter any, or trigger any additional, royalties, license fees, honoraria or other payment obligations of Axcelis or Veeco or their respective Subsidiaries or (iii) will result in the grant, assignment or transfer to any other Person of any license or other right or interest, or otherwise encumber, any of the Intellectual Property owned or purported to be owned by Axcelis or its Subsidiaries or, pursuant to any Contract to which Axcelis or its Subsidiaries is a party, any other Intellectual Property of Veeco or its affiliates.

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(j)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, the IT Assets of Axcelis and its Subsidiaries operate in all material respects in accordance with their documentation and functional specifications and as required by Axcelis and its Subsidiaries to operate the business of Axcelis and its Subsidiaries as presently conducted and have not, in the last three (3) years, materially malfunctioned or failed. Axcelis and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. Axcelis and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to their IT Assets.

4.18         Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, in the last three (3) years, (a) Axcelis and its Subsidiaries have been in compliance with applicable Laws that govern Axcelis’s and its Subsidiaries’ collection, use, disclosure and protection of Personal Information (collectively, “Axcelis Data Privacy and Security Laws”), (b) Axcelis and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical, and technical measures designed to protect Personal Information in its or their possession or control against unauthorized access, acquisition, alteration, modification, or use, (c) there has been no material unauthorized access, acquisition, alteration, modification, use or loss or other misuse of Personal Information maintained or processed by or on behalf of Axcelis and its Subsidiaries and (d) Axcelis and its Subsidiaries have not received any written notification from any Person that alleges a violation of any Axcelis Data Privacy and Security Laws and are not and have not been subject to any investigation by a Governmental Entity relating to any Axcelis Data Privacy and Security Laws.

4.19         Broker’s Fees. Except for financial advisor fees set forth in Section 4.19 of the Axcelis Disclosure Schedule, neither Axcelis nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Axcelis or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.20         Opinion of Axcelis’s Financial Advisor. J.P. Morgan Securities LLC, Axcelis’s financial advisor, has delivered to the Axcelis Board an opinion in writing or orally (which, if rendered orally, will be confirmed in writing) to the effect that, as of the date thereof and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Veeco Exchange Ratio provided for in this Agreement is fair, from a financial point of view, to Axcelis.

4.21         Ownership of Veeco Common Stock. Neither Axcelis nor any of its affiliates or associates is, nor at any time during the last three (3) years has Axcelis or any of its affiliates or associates been, an “interested stockholder” of Veeco as defined in Section 203 of the DGCL. Axcelis and its Subsidiaries, affiliates and associates do not beneficially own any shares of Veeco Common Stock, Veeco Preferred Stock or other securities of Veeco or any options, warrants or other rights to acquire Veeco Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Veeco.

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4.22         Insurance. All insurance policies (including policies providing casualty, liability and workers compensation coverage, but excluding any Axcelis Benefit Plan) to which Axcelis or any of its Subsidiaries is currently a party are in full force and effect, and, to the Knowledge of Axcelis, have been issued by licensed insurers, all premiums due and payable in respect of such insurance policies have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would have not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect, each of Axcelis and its Subsidiaries is, and since December 31, 2023 has been, insured with respect to its assets and properties and the conduct of its business in such amounts and against such risks as are in its reasonable judgment sufficient for compliance with Law and as are adequate to protect its assets and properties and the conduct of its business.

4.23         Takeover Provisions. Assuming the accuracy of Veeco’s representation and warranty set forth in Section 3.21, the Axcelis Board has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Provisions are, and will be, inapplicable to the execution, delivery and performance of this Agreement, and the timely consummation of the Merger and any other Transactions and will not restrict, impair or delay the ability of Veeco to vote or otherwise exercise all rights as a stockholder. No “fair price,” “moratorium,” “control share acquisition” or other similar Takeover Provisions or any anti-takeover provision in the Axcelis Charter or the Axcelis Bylaws is, or at the Effective Time will be, applicable to the Axcelis Securities, the Merger or the other Transactions.

4.24         Assets. Other than the Axcelis Owned Real Property and the Axcelis Leased Real Property, Axcelis or a Subsidiary of Axcelis has good and marketable title to, or good and valid leasehold interests in, all of the material tangible assets reflected as owned, leased or used by it on the most recent consolidated balance sheet of Axcelis contained in the Axcelis SEC Documents filed prior to the date hereof (except for properties or assets that have been sold or disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet) free and clear of any Liens, except for Permitted Liens.

4.25         Top Customers and Suppliers.

(a)           Section 4.25(a) of the Axcelis Disclosure Schedule sets forth a true, complete and correct list of each customer who, for the year ended December 31, 2023 or for the year ended December 31, 2024, was one of the twenty (20) largest sources of revenues for Axcelis, based on revenues in this period (each, an “Axcelis Top Customer”). As of the date hereof, neither Axcelis nor any of its Subsidiaries has received written notice from any Axcelis Top Customer that such customer intends to terminate or materially and adversely modify existing Contracts with Axcelis or any of its Subsidiaries.

(b)           Section 4.25(b) of the Axcelis Disclosure Schedule sets forth a true, complete and correct list of each supplier who, for the year ended December 31, 2023 or for the year ended December 31, 2024, was one of the twenty (20) largest suppliers for Axcelis, based on amounts paid or payable in this period (each, an “Axcelis Top Supplier”). As of the date hereof, neither Axcelis nor any of its Subsidiaries has received any written notice from any Axcelis Top Supplier that such supplier intends to terminate or materially and adversely modify existing Contracts with Axcelis or any of its Subsidiaries.

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4.26         Product Defects and Warranties.

(a)           Since December 31, 2023, all Axcelis Products that are sold and currently supported by Axcelis or any of its Subsidiaries have been provided in conformity with Axcelis’s and its Subsidiaries’ applicable contractual commitments, warranties and specifications, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Axcelis and its Subsidiaries, taken as a whole.

(b)           Axcelis’s warranty reserve reflected on the most recent Axcelis SEC Financial Statements was calculated utilizing historical warranty experience rates consistent with past practice and, to the Knowledge of Axcelis, was sufficient as of the date of the most recent Axcelis SEC Financial Statements to cover the unexpired warranty liabilities of Axcelis and its Subsidiaries for any products (including Axcelis Products) sold by Axcelis or any of its Subsidiaries to their respective customers as of the date of the most recent Axcelis SEC Financial Statements, except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Axcelis and its Subsidiaries, taken as a whole. Since the most recent Axcelis SEC Financial Statements, Veeco has not materially modified its practices in calculating warranty reserves. To the Knowledge of Axcelis, Axcelis’s current warranty reserve is sufficient as of the date hereof to cover the unexpired warranty liabilities of Axcelis and its Subsidiaries for any products (including Axcelis Products) sold by Axcelis or any of its Subsidiaries to their respective customers as of the date hereof.

4.27         Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Axcelis free and clear of any Liens.

4.28         No Other Representations or Warranties. Axcelis hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 3, (a) none of Veeco, or any of its stockholders or representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Veeco or its business or operations, including with respect to any information provided or made available to Axcelis or any of its affiliates, stockholders or representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Axcelis or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Veeco, nor any of its affiliates, stockholders or representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Axcelis, or any of its affiliates, stockholders or representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Axcelis or any of its affiliates, stockholders or representatives, or any other Person, or the use by Axcelis or any of its affiliates, stockholders or representatives, or any other Person, of any such information provided or made available to any of them by Veeco, or any of its affiliates, stockholders or representatives, or any other Person, and (subject to the express representations and warranties of Veeco set forth in Article 3) Axcelis and its Subsidiaries, affiliates, stockholders and representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Veeco or any Person with respect to Veeco other than the representations and warranties set forth in this Agreement.

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ARTICLE 5

Covenants

5.1           Conduct of Business by Veeco and its Subsidiaries Pending the Effective Time. Veeco agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Veeco Disclosure Schedule, as required by Law or as otherwise expressly contemplated or required by this Agreement, unless Axcelis shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Veeco will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Veeco and each of its Subsidiaries and to preserve the goodwill and current relationships of Veeco and each of its Subsidiaries with Persons with which Veeco or any of its Subsidiaries has business relations, and (iii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws; provided that no action or omission by Veeco or any of its Subsidiaries with respect to any matter specifically addressed by any provision of Section 5.1(a)-(w) shall be deemed a breach of this sentence if such action is expressly permitted by Section 5.1(a)-(w) or set forth in Section 5.1 of the Veeco Disclosure Schedule. Without limiting the foregoing, except as set forth in Section 5.1 of the Veeco Disclosure Schedule, as required by Law or as otherwise expressly contemplated or required by this Agreement, Veeco shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Axcelis (such consent not to be unreasonably withheld, conditioned or delayed):

(a)            amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents (including by merger consolidation or otherwise);

(b)           issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, Veeco or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Veeco or any of its Subsidiaries, other than (i) the issuance of Veeco Common Stock in connection with the conversion of Veeco Preferred Stock, in each case, outstanding as of the date hereof in accordance with their terms, (ii) the issuance of Veeco Common Stock upon the vesting of Veeco RSUs or Veeco PSUs, in each case that are outstanding on the date hereof or issued in accordance with the terms of this Agreement, (iii) the issuance of any shares of Veeco Common Stock in accordance with the Veeco ESPP or (iv) as set forth in Section 5.1(b) of the Veeco Disclosure Schedule;

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(c)           sell, pledge, dispose of, transfer, lease, license, guarantee or encumber (except for Permitted Liens) (i) any property or assets of Veeco or any of its Subsidiaries with value in excess of $2,000,000 or (ii) any Veeco Owned Real Property or Veeco Leased Real Property, except pursuant to existing Contracts or the sale or purchase of goods, products, inventory or personal property in the ordinary course of business consistent with past practice;

(d)           (i) sell, assign, pledge, grant or acquire, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any Veeco Material Intellectual Property, except (A) pursuant to the terms of existing Contracts or the licensing of any such Intellectual Property on a non-exclusive basis in the ordinary course of business consistent with past practice, (B) abandonment or other disposition of such Intellectual Property that is no longer used or useful in the business of Veeco and its Subsidiaries or otherwise not economically practical to maintain, or (C) expiration of any such Intellectual Property at the end of its statutory term (or otherwise) in the ordinary course of business, or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Veeco Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e)           declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Subsidiary of Veeco to Veeco or another wholly owned Subsidiary of Veeco) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f)            reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, except for the withholding of shares of Veeco Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Veeco Stock Plan and the acquisition by Veeco in the ordinary course of business consistent with past practice in connection with the forfeiture of awards pursuant to the terms of the Veeco Stock Plan upon termination of employment or service of an award holder;

(g)           merge or consolidate Veeco or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Veeco or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Veeco and its Subsidiaries or the Transactions;

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(h)           acquire (including by merger, business combination, tender offer, consolidation, or acquisition of shares or assets) any interest in any Person or any assets, licenses, rights, product lines, operations or businesses thereof, in each case (i) with value in excess of $1,000,000 or (ii) that would reasonably be expected to prevent or materially delay consummation of the Transactions, in each case other than (A) purchases of equipment and inventory in the ordinary course of business and (B) pursuant to the Contracts set forth on Section 5.1(h) of the Veeco Disclosure Schedule;

(i)            repurchase, repay, refinance or incur any indebtedness for borrowed money, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Subsidiary of Veeco) for borrowed money, except for borrowings under the Existing Veeco Credit Facility or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

(j)            make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Subsidiary of Veeco) in excess of $10,000,000 in the aggregate;

(k)           terminate, cancel, renew, or request or agree to any material change in or material waiver under any Veeco Material Contract, or enter into or materially amend any Contract that, if existing on the date hereof, would be a Veeco Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l)            make or authorize any capital expenditure in excess of Veeco’s capital expenditure budget as disclosed to Axcelis prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $10,000,000;

(m)          except to the extent required by applicable Law or the existing terms of any Veeco Benefit Plan disclosed in Section 3.11(a) of the Veeco Disclosure Schedule, or as set forth in Section 5.1(m) of the Veeco Disclosure Schedule: (A) increase, or commit to increase the compensation or benefits payable or to become payable to current or former directors, officers, employees or individual service providers of Veeco or its Subsidiaries; (B) grant any equity or equity-based awards; (C) grant or pay, or commit to grant or pay, any bonus, incentive, any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any current or former director, officer, employee or individual service provider of Veeco or its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code); (D) establish, adopt, enter into or materially amend any Collective Bargaining Agreement or other Contract with any labor union or labor organization; (E) establish, adopt, enter into, amend or terminate any Veeco Benefit Plan (including any plan, agreement, program, policy or other arrangement that would be a Veeco Benefit Plan if it were in existence as of the date of this Agreement) other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs; (F) amend or modify any performance criteria, metrics or targets under any Veeco Benefit Plan such that, as compared to those criteria, metrics or targets under any Veeco Benefit Plan in effect as of the date of this Agreement, the performance criteria, metrics or targets would reasonably be expected to be more likely to be achieved than in the absence of such amendment or modification; (G) take any action to waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Veeco Benefit Plan; or (H) hire or terminate the employment of any executive officer of Veeco other than terminations for cause, death or disability or take the actions described in Section 5.1(m)(9) of the Veeco Disclosure Schedule;

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(n)           forgive any loans to employees of Veeco or its Subsidiaries;

(o)           engage in any “plant closing,” “mass layoff” or similar act requiring notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar federal, state, local or foreign Law;

(p)           waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $3,000,000, except in the ordinary course of business consistent with past practice and in accordance with their terms;

(q)           make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(r)            waive, release, assign, settle or compromise any claims or rights with value in excess of $3,000,000 held by Veeco or any of its Subsidiaries;

(s)            compromise, settle or agree to settle any Proceeding or investigation (including any Proceeding or investigation relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $3,000,000 individually or in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Veeco or any of its Subsidiaries;

(t)            except in the ordinary course of business: (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (iii) file any material amended Tax Return, (iv) settle or compromise any audit or proceeding relating to a material amount of Taxes, (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, or (vii) surrender any right to claim a material Tax refund;

(u)           convene any annual or special meeting (or any adjournment thereof) of the stockholders of Veeco, other than the Veeco Stockholders Meeting and any Veeco annual meeting of stockholders (only if such Veeco annual meeting is not otherwise combined with the Veeco Stockholders Meeting);

(v)           fail to use reasonable efforts to maintain existing material insurance policies contemplated by Section 3.22 of the Veeco Disclosure Schedule or comparable replacement policies to the extent available for a reasonable cost; or

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(w)          authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.2           Conduct of Business by Axcelis and its Subsidiaries Pending the Effective Time. Axcelis agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the Axcelis Disclosure Schedule, as required by Law or as otherwise expressly contemplated or required by this Agreement, unless Veeco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Axcelis will, and will cause each of its Subsidiaries to, (i) conduct its operations only in the ordinary course of business, (ii) use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Axcelis and each of its Subsidiaries and to preserve the goodwill and current relationships of Axcelis and each of its Subsidiaries with Persons with which Axcelis or any of its Subsidiaries has business relations, and (iii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws; provided that no action or omission by Axcelis or any of its Subsidiaries with respect to any matter specifically addressed by any provision of Section 5.2(a)-(w) shall be deemed a breach of this sentence if such action is expressly permitted by Section 5.2(a)-(w) or set forth in Section 5.2 of the Axcelis Disclosure Schedule. Without limiting the foregoing, except as set forth in Section 5.2 of the Axcelis Disclosure Schedule, as required by Law or as otherwise expressly contemplated or required by this Agreement, Axcelis shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Veeco (such consent not to be unreasonably withheld, conditioned or delayed):

(a)           amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents (including by merger, consolidation or otherwise);

(b)           issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, Axcelis or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Axcelis or any of its Subsidiaries, other than (i) the issuance of Axcelis Common Stock upon the vesting of Axcelis RSUs (including performance-based Axcelis RSUs) that are outstanding as of the date hereof or issued in accordance with the terms of this Agreement, (ii) in connection with the assumption and conversion of Veeco RSUs, Veeco PSUs and Veeco Restricted Stock Awards in accordance with the terms of this Agreement, (iii) the issuance of any shares of Axcelis Common Stock in accordance with the Axcelis ESPP or (iv) as set forth in Section 5.2(b) of the Axcelis Disclosure Schedule;

(c)           sell, pledge, dispose of, transfer, lease, license, guarantee or encumber (except for Permitted Liens) (i) any property or assets of Axcelis or any of its Subsidiaries with value in excess of $2,000,000 or (ii) any Axcelis Owned Real Property or Axcelis Leased Real Property, except pursuant to existing Contracts or the sale or purchase of goods, products, inventory or personal property in the ordinary course of business consistent with past practice;

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(d)           (i) sell, assign, pledge, grant or acquire, agree to grant to or acquire from any Person, or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse, disclose or agree to disclose or otherwise dispose of any Axcelis Material Intellectual Property, except (A) pursuant to the terms of existing Contracts or the licensing of any such Intellectual Property on a non-exclusive basis in the ordinary course of business consistent with past practice, (B) abandonment or other disposition of such Intellectual Property that is no longer used or useful in the business of Axcelis and its Subsidiaries or otherwise not economically practical to maintain, or (C) expiration of any such Intellectual Property at the end of its statutory term (or otherwise) in the ordinary course of business, or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Axcelis Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e)           declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Subsidiary of Axcelis to Axcelis or another wholly owned Subsidiary of Axcelis) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f)            reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests, except for the withholding of shares of Axcelis Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Axcelis Stock Plan and the acquisition by Axcelis in the ordinary course of business consistent with past practice in connection with the forfeiture of awards pursuant to the terms of the Axcelis Stock Plan upon termination of employment or service of an award holder;

(g)           merge or consolidate Axcelis or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Axcelis or any of its Subsidiaries, other than internal reorganizations in the ordinary course of business that would not have a material and adverse impact on Axcelis and its Subsidiaries or the Transactions;

(h)           acquire (including by merger, business combination, tender offer, consolidation, or acquisition of shares or assets) any interest in any Person or any assets, licenses, rights, product lines, operations or businesses thereof, in each case (i) with value in excess of $1,000,000 or (ii) that would reasonably be expected to prevent or materially delay consummation of the Transactions, in each case other than (A) purchases of equipment and inventory in the ordinary course of business and (B) pursuant to the Contracts set forth on Section 5.2(h) of the Axcelis Disclosure Schedule;

(i)             repurchase, repay, refinance or incur any indebtedness for borrowed money, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Subsidiary of Axcelis) for borrowed money, except for borrowings under Axcelis’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business consistent with past practice;

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(j)             make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Subsidiary of Axcelis) in excess of $10,000,000 in the aggregate;

(k)            terminate, cancel, renew, or request or agree to any material change in or material waiver under any Axcelis Material Contract, or enter into or materially amend any Contract that, if existing on the date hereof, would be an Axcelis Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l)            make or authorize any capital expenditure in excess of Axcelis’s capital expenditure budget as disclosed to Veeco prior to the date hereof, other than capital expenditures that are not, in the aggregate, in excess of $10,000,000;

(m)          except to the extent required by applicable Law or the existing terms of any Axcelis Benefit Plan disclosed in Section 4.11(a) of the Axcelis Disclosure Schedule or as set forth in Section 5.2(m) of the Axcelis Disclosure Schedule: (A) increase, or commit to increase the compensation or benefits payable or to become payable to current or former directors, officers, employees or individual service providers of Axcelis or its Subsidiaries; (B) grant any equity or equity-based awards; (C) grant or pay, or commit to grant or pay, any bonus, incentive, any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any current or former director, officer, employee or individual service provider of Axcelis or its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code); (D) establish, adopt, enter into or materially amend any Collective Bargaining Agreement or other Contract with any labor union or labor organization; (E) establish, adopt, enter into, amend or terminate any Axcelis Benefit Plan (including any plan, agreement, program, policy or other arrangement that would be an Axcelis Benefit Plan if it were in existence as of the date of this Agreement) other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs; (F) amend or modify any performance criteria, metrics or targets under any Axcelis Benefit Plan such that, as compared to those criteria, metrics or targets under any Axcelis Benefit Plan in effect as of the date of this Agreement, the performance criteria, metrics or targets would reasonably be expected to be more likely to be achieved than in the absence of such amendment or modification; (G) take any action to waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Axcelis Benefit Plan; or (H) hire or terminate the employment of any executive officer of Axcelis other than terminations for cause, death or disability;

(n)           forgive any loans to employees of Axcelis or its Subsidiaries;

(o)           engage in any “plant closing,” “mass layoff” or similar act requiring notice under the WARN Act or any similar federal, state, local or foreign Law;

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(p)           waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $3,000,000, except in the ordinary course of business consistent with past practice and in accordance with their terms;

(q)           make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(r)            waive, release, assign, settle or compromise any claims or rights with value in excess of $3,000,000 held by Axcelis or any of its Subsidiaries;

(s)            compromise, settle or agree to settle any Proceeding or investigation (including any Proceeding or investigation relating to this Agreement or the Transactions) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $3,000,000 individually or in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Axcelis or any of its Subsidiaries;

(t)            except in the ordinary course of business: (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (iii) file any material amended Tax Return, (iv) settle or compromise any audit or proceeding relating to a material amount of Taxes, (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, or (vii) surrender any right to claim a material Tax refund;

(u)           convene any annual or special meeting (or any adjournment thereof) of the stockholders of Axcelis, other than the Axcelis Stockholders Meeting and any Axcelis annual meeting of stockholders (only if such Axcelis annual meeting is not otherwise combined with the Axcelis Stockholders Meeting);

(v)           fail to use reasonable efforts to maintain existing material insurance policies contemplated by Section 4.22 of the Axcelis Disclosure Schedule or comparable replacement policies to the extent available for a reasonable cost; or

(w)          authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

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5.3           Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a)           As promptly as practicable after the execution of this Agreement, (i) Axcelis and Veeco shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement to be sent to the stockholders of Axcelis and the stockholders of Veeco, as applicable, relating to the Axcelis Stockholders Meeting and the Veeco Stockholders Meeting and (ii) Axcelis and Veeco shall jointly prepare and Axcelis shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Axcelis Common Stock to be issued in the Merger. Each of Veeco and Axcelis shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and Axcelis shall use its reasonable best efforts to keep the registration statement effective as long as is necessary to consummate the Merger. Prior to the effective date of the Form S-4, each of Veeco and Axcelis shall take all action reasonably required to be taken under any applicable securities Laws in connection with the issuance of Axcelis Common Stock. Each of Axcelis and Veeco shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Axcelis and Veeco shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Axcelis, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Axcelis or Veeco, in each case without providing the other party with a reasonable opportunity to review and comment thereon and considering in good faith the comments thereon of the other party. If at any time prior to the Effective Time any information relating to Axcelis or Veeco, or any of their respective affiliates, directors or officers, should be discovered by Axcelis or Veeco which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Axcelis and the stockholders of Veeco. Axcelis shall notify Veeco promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Axcelis Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction and Axcelis shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed, or otherwise terminated. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments or requests, and shall promptly notify the other party of any oral comments or requests, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments or requests, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review and comment on any such responses, and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel. Neither Axcelis nor Veeco shall, and Axcelis and Veeco shall use reasonable best efforts to cause their respective Representatives not to, agree to participate in any substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, related to the Form S-4 or the Joint Proxy Statement unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate therein.

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(b)           Veeco Stockholders Meeting.

(i)             Veeco shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Veeco Stockholders Meeting”) for the purpose of seeking the Veeco Stockholder Approval; provided, however, that Veeco may postpone or adjourn the Veeco Stockholders Meeting (A) with the prior written consent of Axcelis, which consent shall not be unreasonably withheld, conditioned or delayed; (B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Veeco Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Veeco’s stockholders prior to the Veeco Stockholders Meeting; (D) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Veeco Stockholder Approval would not otherwise be obtained; or (E) if required by Law; provided, however, that in the case of clauses (B), (C), (D) and (E), the Veeco Stockholders Meeting shall not be postponed or adjourned for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Veeco Stockholders Meeting without the prior written consent of Axcelis, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that in the event that Axcelis postpones or adjourns the Axcelis Stockholders Meeting in accordance with the terms of this Agreement, Veeco may postpone or adjourn the Veeco Stockholders Meeting for an equal number of days. Veeco shall, upon the reasonable request of Axcelis, advise Axcelis at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Veeco Stockholders Meeting as to the aggregate tally of proxies received by Veeco with respect to the Veeco Stockholder Approval.

(ii)            Veeco shall, through the Veeco Board, make the Veeco Recommendation and include such Veeco Recommendation in the Joint Proxy Statement (subject to Section 5.4) and, unless the Veeco Board has made a Veeco Adverse Recommendation Change in compliance with Section 5.4, use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Merger, and (B) take all other action necessary or advisable to secure the Veeco Stockholder Approval. Except as expressly permitted in Section 5.4(b) and Section 5.4(d), neither the Veeco Board nor any committee thereof shall (x) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Axcelis, the approval, determination of advisability, or recommendation by the Veeco Board of, this Agreement, the Merger and the other Transactions, (y) make, or permit any director or executive officer to make, any public statement in connection with the Veeco Stockholders Meeting by or on behalf of the Veeco Board or such committee that would reasonably be expected to have the same effect or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (the actions specified in the foregoing clauses (x), (y) and (z) being referred to as an “Veeco Adverse Recommendation Change”).

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(c)           Axcelis Stockholders Meeting.

(i)             Axcelis shall, as soon as practicable following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Axcelis Stockholders Meeting”) for the purpose of seeking the Axcelis Stockholder Approval; provided, however, that Axcelis may postpone or adjourn the Axcelis Stockholders Meeting (A) with the prior written consent of Veeco, which consent shall not be unreasonably withheld, conditioned or delayed; (B) if a quorum has not been established; (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Axcelis Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Axcelis’s stockholders prior to the Axcelis Stockholders Meeting; (D) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Axcelis Stockholder Approval would not otherwise be obtained; or (E) if required by Law; provided, however, that in the case of clauses (B), (C), (D) and (E), the Axcelis Stockholders Meeting shall not be postponed or adjourned for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Axcelis Stockholders Meeting without the prior written consent of Veeco, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that in the event that Veeco postpones or adjourns the Veeco Stockholders Meeting in accordance with the terms of this Agreement, Axcelis may postpone or adjourn the Axcelis Stockholders Meeting for an equal number of days. Axcelis shall, upon the reasonable request of Veeco, advise Veeco at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Axcelis Stockholders Meeting as to the aggregate tally of proxies received by Axcelis with respect to the Axcelis Stockholder Approval.

(ii)            Axcelis shall, through the Axcelis Board, make the Axcelis Recommendation and include such Axcelis Recommendation in the Joint Proxy Statement (subject to Section 5.4) and, unless the Axcelis Board has made an Axcelis Adverse Recommendation Change in compliance with Section 5.4, use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the approval of the Axcelis Share Issuance, and (B) take all other action necessary or advisable to secure the Axcelis Stockholder Approval. Except as expressly permitted in Section 5.4(b) and Section 5.4(d), neither the Axcelis Board nor any committee thereof shall (x) withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Veeco, the approval, determination of advisability, or recommendation by the Axcelis Board of, the Share Issuance, (y) make, or permit any director or executive officer to make, any public statement in connection with the Axcelis Stockholders Meeting by or on behalf of the Axcelis Board or such committee that would reasonably be expected to have the same effect or (z) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (the actions specified in the foregoing clauses (x), (y) and (z) being referred to as a “Axcelis Adverse Recommendation Change”).

(d)           Veeco and Axcelis will use their respective reasonable best efforts to set the record dates for and hold the Veeco Stockholders Meeting and the Axcelis Stockholders Meeting on the same date.

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5.4           No Solicitation of Transactions.

(a)           Each of Veeco and Axcelis shall immediately cease, and shall cause its respective Subsidiaries and Representatives to immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal (including any provision of non-public information regarding Veeco and its Subsidiaries or Axcelis and its Subsidiaries, as applicable), or with respect to any proposal that could reasonably be expected to lead to a Competing Proposal, and shall request to have returned promptly (and, in any event, within two (2) Business Days of the date hereof) to Veeco or Axcelis, as applicable, or to have promptly destroyed, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of valid termination of this Agreement in accordance with Article 7, each of Veeco and Axcelis shall not, and shall cause its respective Subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce (including by way of furnishing information), or take any other action intentionally designed to facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any Competing Proposal, or (ii) engage in any discussions or negotiations regarding any Competing Proposal; provided, however, that if, prior to obtaining the Veeco Stockholder Approval (in the case of Veeco) or the Axcelis Stockholder Approval (in the case of Axcelis) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Veeco Board or Axcelis Board, as applicable, determines in good faith (after consultation with Veeco’s or Axcelis’s financial advisor and outside legal counsel) would reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 5.4, the Veeco Board or the Axcelis Board, as applicable, determines in good faith, after consultation with financial advisors and outside legal counsel, as applicable, that a failure to take action with respect to such Competing Proposal would be inconsistent with its fiduciary duties under applicable Law, Veeco or Axcelis may, in response to such Competing Proposal, as applicable, and subject to compliance with Section 5.4(c), (A) furnish information with respect to Veeco or Axcelis, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person (and such Person’s Representatives and financing sources (if any)) regarding such Competing Proposal. Except as expressly permitted by this Section 5.4, each of Axcelis and Veeco shall not, and shall cause their respective Subsidiaries and Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; (3) terminate, amend, release, modify or knowingly fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the Axcelis Board or the Veeco Board, as applicable, determines in good faith after consultation with outside legal counsel, that failure to take any of such actions under clause (3) would be inconsistent with its fiduciary duties under applicable Law); or (4) propose to do any of the foregoing. For the avoidance of doubt, nothing in this Section 5.4(a) shall relieve any party from its obligations under Section 5.6.

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(b)           Notwithstanding any other provision of this Agreement, including Section 5.3 but subject to compliance with this Section 5.4, prior to receipt of the Veeco Stockholder Approval, the Veeco Board may, or, prior to receipt of the Axcelis Stockholder Approval, the Axcelis Board may, in response to any bona fide written Competing Proposal that was not, directly or indirectly, solicited, initiated or knowingly encouraged in violation of this Section 5.4, effect a Veeco Adverse Recommendation Change or an Axcelis Adverse Recommendation Change, as applicable, if and only if (i) the Veeco Board or the Axcelis Board, as applicable, concludes in good faith, after consultation with Veeco’s or Axcelis’s financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; (ii) the Axcelis Board or the Veeco Board, as applicable, provides the other party five (5) Business Days prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 5.4(c), as well as a copy of such Competing Proposal (and if available, drafts of any Contract to effectuate such Competing Proposal) (it being agreed that neither the delivery of such notice by a party nor any public announcement thereof that such party determines it is required to make under applicable Law shall constitute a Veeco Adverse Recommendation Change or an Axcelis Adverse Recommendation Change, as applicable, unless and until such party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Veeco Adverse Recommendation Change or an Axcelis Adverse Recommendation Change, as applicable) to determine (in the case where such Competing Proposal was not public) or to publicly announce (in the case where such Competing Proposal was public) that (A) it is recommending the Transactions and (B) such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the other party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal); (iii) during the five (5) Business Days following such written notice (the “Negotiation Period”), if requested by the other party, the Board of Directors effecting the recommendation change and its Representatives have negotiated in good faith with the other party regarding any revisions to the terms of the Transactions proposed by the other party in response to such Competing Proposal; and (iv) at the end of the five (5) Business Day period described in the foregoing clause (iii), the Veeco Board or Axcelis Board, as applicable, concludes in good faith, after consultation with Veeco’s or Axcelis’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other party has agreed in writing to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with Veeco’s or Axcelis’s outside legal counsel, that the failure to make a Veeco Adverse Recommendation Change or Axcelis Adverse Recommendation Change, as applicable, would be inconsistent with the fiduciary duties of the Veeco Board or Axcelis Board under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional four (4) Business Days from the date of receipt of such new Competing Proposal Notice.

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(c)           In addition to the obligations of Axcelis and Veeco set forth in Section 5.4(a) and Section 5.4(b), Axcelis or Veeco shall promptly, and in any event no later than twenty-four (24) hours, after it receives (i) any Competing Proposal or indication by any Person that such Person is considering making a Competing Proposal, (ii) any request for non-public information relating to Axcelis or Veeco or their respective Subsidiaries, other than requests for information that would not reasonably be expected to result in a Competing Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the other party orally and in writing of any of the foregoing occurrences, the identity of the person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal). Each party shall keep the other party reasonably informed (orally and in writing) on a current basis (and in any event at the other party’s request and otherwise no later than twenty-four (24) hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any request, inquiry or Competing Proposal (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, material correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting the foregoing, each party shall promptly (and in any event within twenty-four (24) hours) notify the other party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to this Section 5.4. Each of Axcelis and Veeco agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or concurrent with the time it is provided to any third parties, provide to the other party any non-public information concerning Axcelis or Veeco and their respective Subsidiaries that Axcelis or Veeco provided to any third party in connection with any Competing Proposal which was not previously provided to the other party.

(d)           Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Axcelis Stockholder Approval or the Veeco Stockholder Approval, the Axcelis Board or the Veeco Board, as applicable, may make an Axcelis Adverse Recommendation Change or a Veeco Adverse Recommendation Change, as applicable, if (i) such board determines that an Axcelis Intervening Event, in the case of the Axcelis Board, or a Veeco Intervening Event, in the case of the Veeco Board, has occurred and is continuing and (ii) such board determines in good faith (after consultation with outside legal counsel) that the failure to make an Axcelis Adverse Recommendation Change or a Veeco Adverse Recommendation Change, as applicable, in response to such Axcelis Intervening Event or Veeco Intervening Event, as applicable, would be inconsistent with its fiduciary duties under applicable Law; provided that (x) the Axcelis Board or the Veeco Board has given the other party at least five (5) Business Days prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting an Axcelis Adverse Recommendation Change or a Veeco Adverse Recommendation Change, the applicable party has negotiated, and has caused its Representatives to negotiate, in good faith with the other party during such notice period to the extent such other party wishes to negotiate, to enable such party to revise the terms of this Agreement, such that the failure to make an Axcelis Adverse Recommendation Change or a Veeco Adverse Recommendation Change, as applicable, would not be inconsistent with its fiduciary duties under applicable Law.

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(e)           Nothing contained in this Agreement shall prohibit the Axcelis Board or the Veeco Board from (i) taking and disclosing to their stockholders, as applicable, a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act regarding a Competing Proposal, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or (ii) making any disclosure to their stockholders regarding a Competing Proposal if the Veeco Board or Axcelis Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, provided, that if any such disclosure pursuant to this clause (ii) has the substantive effect of withdrawing or adversely modifying the Axcelis Recommendation or the Veeco Recommendation, such disclosure shall be deemed to be an Axcelis Adverse Recommendation Change or a Veeco Adverse Recommendation Change, as applicable, for purposes of this Agreement (it being understood that any “stop, look or listen” communication that substantially contains only the information set forth in Rule 14d-9(f) shall not be deemed, in and of itself, to be an Axcelis Adverse Recommendation Change or a Veeco Adverse Recommendation Change).

(f)            Notwithstanding any Axcelis Adverse Recommendation Change, Veeco Adverse Recommendation Change, as applicable, or any other provision of this Agreement to the contrary, unless this Agreement has been validly terminated pursuant to Section 7.1, (i) Axcelis shall cause the proposal to approve the issuance of Axcelis Common Stock in the Merger pursuant to this Agreement (the “Axcelis Share Issuance”) to be submitted to a vote of the Axcelis stockholders at the Axcelis Stockholder Meeting and (ii) Veeco shall cause the proposal to approve the Merger and the Transactions to be submitted to a vote of Veeco stockholders at the Veeco Stockholder Meeting.

(g)           For purposes of this Agreement:

(i)              “Axcelis Intervening Event” means any event, development or change in circumstances that materially affects the business, assets or operations of Axcelis or its Subsidiaries that first occurs, arises or becomes known to Axcelis or the Axcelis Board after the date of this Agreement, which event, development or change in circumstances was not reasonably foreseeable as of the date of this Agreement; provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Axcelis Intervening Event: (1) the receipt, existence or terms of a Competing Proposal with respect to Axcelis or any matter relating thereto or consequence thereof; (2) any change in the price, or change in trading volume, of Axcelis Common Stock or Veeco Common Stock (provided, however, that the exception in this clause (2) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Axcelis Intervening Event has occurred); (3) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception in this clause (3) shall not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether an Axcelis Intervening Event has occurred); or (4)  changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

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(ii)            “Competing Proposal” shall mean, with respect to Axcelis or Veeco, as applicable, other than the Transactions, any proposal or offer from a third party relating to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Axcelis or Veeco, as applicable, or any of their respective Subsidiaries; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture, out license or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets of Axcelis or Veeco, and their respective Subsidiaries, as determined on a book-value or fair-market-value basis; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the Axcelis Common Stock or the Veeco Common Stock, as applicable, or any other Equity Interests in Axcelis or Veeco, as applicable; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Axcelis Common Stock or Veeco Common Stock, as applicable, or any other Equity Interests of Axcelis, Veeco or any of their respective Subsidiaries, as applicable; or (E) any combination of the foregoing.

(iii)           “Superior Proposal” means a Competing Proposal (except the references therein to “twenty percent (20%)” shall be replaced by “eighty percent (80%)”) made by a third party and which, in the good faith judgment of the Axcelis Board or the Veeco Board, as applicable, and after consultation with outside legal counsel and financial advisors, taking into account the various legal, financial, regulatory, timing, tax and other aspects of the Competing Proposal, including the financing terms thereof, the identity of the third party making such Competing Proposal and potential synergies expected to be realized from the Transactions (A) if accepted, is reasonably likely to be consummated, (B) if consummated, would result in a transaction that is more favorable to Axcelis’s stockholders or Veeco’s stockholders, as applicable, from a financial point of view, than the Merger and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other party (including pursuant to Section 5.4(b))) and (C) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

(iv)           “Veeco Intervening Event” means any event, development or change in circumstances that materially affects the business, assets or operations of Veeco or its Subsidiaries that first occurs, arises or becomes known to Veeco or the Veeco Board after the date of this Agreement, which event, development or change in circumstances was not reasonably foreseeable as of the date of this Agreement; provided, however, that in no event shall the following events, developments or changes in circumstances constitute a Veeco Intervening Event: (1) the receipt, existence or terms of a Competing Proposal with respect to Veeco or any matter relating thereto or consequence thereof; (2) any change in the price, or change in trading volume, of Axcelis Common Stock or Veeco Common Stock (provided, however, that the exception in this clause (2) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether a Veeco Intervening Event has occurred); (3) meeting or exceeding internal or analysts’ expectations, projections or results of operations (provided, however, that the exception in this clause (3) shall not apply to the underlying causes giving rise to or contributing to such circumstances or prevent any of such underlying causes from being taken into account in determining whether a Veeco Intervening Event has occurred); or (4) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices).

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5.5           Access to Information; Confidentiality.

(a)           Upon reasonable advance written notice, each of Axcelis and Veeco shall (and shall cause their respective Subsidiaries and Representatives to) afford to the other party and its Representatives reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, Contracts and records and its officers, employees and Representatives and, during such period, each of Axcelis and Veeco shall (and shall cause its Subsidiaries and Representatives to) furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of applicable securities Laws (other than reports or documents which such party is not permitted to disclose under applicable Law) and (ii) consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request; provided, however, none of Axcelis or Veeco or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (w) breach any agreement with any third party, (x) constitute a waiver of the attorney-client, work-product doctrine or other privilege held by such party, (y) otherwise violate any applicable Law or (z) unreasonably interfere with the conduct of the business of such party. In the event any of the restrictions in clauses (w) through (z) of the foregoing sentence shall apply, each party shall advise the other party of the subject matter of any such information that cannot be disclosed and the parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 5.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Nondisclosure Agreement, dated August 22, 2025, as such agreement may be amended from time to time in accordance with its terms (the “Confidentiality Agreement”), between Axcelis and Veeco, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. Notwithstanding the foregoing, no party or any of its Representatives or affiliates shall be permitted to perform any on-site procedures (including an on-site environmental or other study) with respect to any property of the other party or the other party’s subsidiaries without such other party’s prior written consent.

(b)           Each of the parties hereby agree that no investigation by any of the parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

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5.6           Appropriate Action.

(a)           Veeco, Axcelis and Merger Sub shall use their reasonable best efforts to consummate and make effective the Transactions, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications, orders and expirations or terminations of applicable waiting periods (collectively, the “Consents”) of all Governmental Entities and parties to Contracts with Veeco, Axcelis or any of their respective Subsidiaries that may be or become necessary or advisable for the performance of obligations pursuant to this Agreement and the consummation of the Transactions. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 5.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such Consents. Upon the terms and subject to the conditions set forth in this Agreement, each party agrees to make any filings required or advisable to be made pursuant to the HSR Act or other applicable Antitrust Laws and Investment Screening Laws with respect to the Transactions as promptly as reasonably practicable (and, in the case of the required Notification and Report Forms pursuant to the HSR Act, in any event, unless otherwise mutually agreed between Veeco and Axcelis, within twenty (20) Business Days after the date hereof, it being understood that if on such twentieth (20th) Business Day a Government Shutdown shall be in effect and the applicable Governmental Entities are not accepting filings, such twentieth (20th) Business Day deadline shall be extended until the fifth (5th) Business Day after the date on which the Governmental Entities are accepting filings) and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by such Governmental Entities pursuant to the HSR Act or such other applicable Antitrust Laws and Investment Screening Laws. All such antitrust filings and filings pursuant to any Investment Screening Laws to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust Laws and Investment Screening Laws, as applicable. Axcelis and Veeco shall jointly develop, consult and cooperate with one another with respect to the strategy for obtaining any Consents relating to the Transactions, including the HSR Act, other applicable Antitrust Laws and Investment Screening Laws, or responding to any request from, inquiry by, or investigation by any Governmental Entity in connection with this Agreement and the Transactions, including the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with or subject to this Section 5.6. Notwithstanding the immediately foregoing sentence, in the event of any disagreement between the parties relating to the strategy or content of any submission made in connection with obtaining any Consents relating to the Transactions, including the HSR Act, other applicable Antitrust Laws and Investment Screening Laws, the Parties shall escalate such dispute to the chief executive officer of Axcelis and the chief executive officer of Veeco for resolution. If such dispute as to strategy or content is not resolved in a timely manner pursuant to the preceding sentence, Axcelis shall have the right to make the final determination with respect to such dispute so long as such determination is consistent with the terms of this Agreement and is in good faith with the intention to receive all required Consents and consummate the Transactions as promptly as possible and without preference to the interests of Axcelis over the interests of Veeco (the procedures with respect to determining strategy or content of any submission and resolving any disagreements between the parties with respect thereto described in this sentence and the immediately preceding two sentences, the “Regulatory Strategy Framework”); provided, however, it is understood and agreed that, notwithstanding the definition of Regulatory Strategy Framework, (x) the parties shall at all times remain obligated to use reasonable best efforts to consummate the Transactions pursuant to the first sentence of this Section 5.6(a) and (y) in no event shall the Regulatory Strategy Framework govern the decision by any party to pursue (or not) any specific remedies in connection with obtaining any Consents.

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(b)           In furtherance, and without limiting the generality, of the foregoing, the parties shall use their reasonable best efforts to cooperate with and assist each other in good faith to (i) determine, as promptly as reasonably practicable, which filings (if any) are required or advisable to be made pursuant to the HSR Act or other applicable Antitrust Laws and Investment Screening Laws with respect to the Transactions and are not otherwise set forth on Section 6.1(e) of the Veeco Disclosure Schedule, (ii) provide or cause to be provided as promptly as reasonably practicable to the other party all necessary information and assistance as any Governmental Entity may from time to time require of such party in connection with obtaining the relevant Consents in relation to such filings or in connection with any other review or investigation of the Transactions by a Governmental Entity pursuant to the HSR Act or other applicable Antitrust Laws and Investment Screening Laws and (iii) provide or cause to be provided as promptly as reasonably practicable all assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under the HSR Act or other applicable Antitrust Laws and Investment Screening Laws, including providing to the other party any information that the other party may from time to time require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity in respect of any such filing, subject to the Regulatory Strategy Framework. To the extent permitted by applicable Antitrust Laws and not prohibited by any Governmental Entity, each party shall (1) keep the other apprised of the content and status of any material communications with, and communications from, any Governmental Entity with respect to the Transactions, including promptly notifying the other party of any communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act or other applicable Antitrust Laws and Investment Screening Laws, and (2) provide advance notice of and permit representatives of the other party to be present and participate at each meeting or teleconference relating to any review or investigation of the Transactions under the HSR Act or other applicable Antitrust Laws and Investment Screening Laws; provided, further, that each party shall be consulted in advance in connection with any material draft submission to any Governmental Entity in such meetings or teleconferences. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective affiliates to provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (x) to remove references concerning the valuation of Axcelis or Veeco and their respective Subsidiaries, as applicable; (y) as necessary to comply with any Contract or Laws; and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Each party may reasonably designate any competitively sensitive or any confidential business material provided to the other party under this Section 5.6(b) as “outside counsel only,” in which case such materials and the information contained therein shall be available only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or other Representatives of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(c)            Each party shall, and shall cause its respective Subsidiaries to, respond as promptly as reasonably practicable to any inquiries or requests for information and documentary material received from any Governmental Entity in connection with any HSR Act, other applicable Antitrust Laws or Investment Screening Law matters related to this Agreement and the Transactions.

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(d)           Notwithstanding anything to the contrary in this Agreement, neither Axcelis, nor Veeco nor any of their respective affiliates shall, without the prior written consent of Veeco (in the case of Axcelis or its affiliates) or Axcelis (in the case of Veeco or its affiliates), propose, consent to, commit to or take any Divestiture Action that would result in a Detriment. For the purposes of this Section 5.6(d), a Divestiture Action would be deemed to result in a “Detriment” if such Divestiture Action, considered individually or in the aggregate with all other Divestiture Actions, would have an adverse impact that is material to (a) the reasonably anticipated benefits to Axcelis or Veeco of the Transactions, (b) the business of Axcelis and its Subsidiaries, taken as a whole, or (c) the business of Veeco and its Subsidiaries, taken as a whole; provided, that in no event shall Axcelis or Veeco be required to license any of the Intellectual Property of Axcelis, Veeco or any of their respective Subsidiaries.

5.7           Certain Notices. Each party shall give prompt notice to the other parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity, Nasdaq (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice. Veeco and Axcelis shall promptly provide, to the extent not publicly available, the other party with copies of all filings made by such party with any Governmental Entity in connection with the Transactions.

5.8           Public Announcements. Axcelis and Veeco agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the parties. Each party agrees that no other public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of Axcelis and Veeco (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) to the extent such release or announcement may be required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance and (b) for any such public release or announcement made by any party with respect to a Competing Proposal, a Veeco Adverse Change of Recommendation, an Axcelis Adverse Change of Recommendation or matters related thereto in accordance with this Agreement.

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5.9           Director and Officer Indemnification.

(a)            From and after the Effective Time, Axcelis shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) Veeco’s and its Subsidiaries’ organizational documents in effect as of the date of this Agreement, and (iii) any Contract of Veeco in effect as of the date of this Agreement, each present and former director and officer of Veeco (each, an “Indemnitee” and, collectively, the “Indemnitees”) from and against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b)           Axcelis agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in Veeco’s or any Veeco Subsidiary’s certificate of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Axcelis shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of Veeco and its Subsidiaries, in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of Veeco, provided, however, that all rights to exculpation, indemnification and expenses in respect of any Proceeding pending or asserted or any claim within such period shall continue until the final disposition of such proceeding.

(c)            For six (6) years from and after the Effective Time, Axcelis shall maintain for the benefit of the Indemnitees, D&O insurance policies that provide coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of Veeco, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Axcelis shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by Veeco prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to 300% of such last annual premium, Axcelis shall nevertheless be obligated to provide such coverage as may be obtained for 300% of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Veeco prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions. Veeco shall be permitted, at its sole discretion, to obtain such prepaid policies (subject to the aforementioned premium cap) that provide such coverage prior to the Effective Time. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall, and Axcelis shall cause the Surviving Corporation to, maintain such policies in full force and effect in accordance with their terms, and continue to honor the obligations thereunder, in accordance with this Section 5.9(c).

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5.10         Stock Exchange Listing. Axcelis shall use its reasonable best efforts to cause the shares of Axcelis Common Stock to be issued in connection with the Merger to be listed on Nasdaq under a ticker symbol to be agreed upon in writing by Axcelis and Veeco prior to the Closing, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Axcelis shall submit a listing application with Nasdaq (the “Nasdaq Listing Application”) with respect to such shares of Axcelis Common Stock. Axcelis shall use its reasonable best efforts to have the Nasdaq Listing Application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of Nasdaq). Veeco shall reasonably cooperate with Axcelis in the preparation of materials to be submitted to Nasdaq and the resolution of any comments thereto received from Nasdaq. No submission of, or amendment or supplement to, the Nasdaq Listing Application will be made by Axcelis without providing Veeco and its legal counsel with a reasonable opportunity to review and comment thereon and Axcelis giving due consideration to the reasonable additions, deletions or changes suggested by Veeco and its legal counsel. In addition, Axcelis agrees to provide Veeco and its legal counsel with copies of any written comments or requests, and shall inform Veeco of any oral comments or requests, that Axcelis or its counsel may receive from time to time from Nasdaq or its staff with respect to the Nasdaq Listing Application promptly after receipt of such comments or requests, and any written or oral responses thereto. Veeco and its legal counsel shall be given a reasonable opportunity to review any such written responses, and Axcelis shall give due consideration to the additions, deletions or changes suggested thereto by Veeco and its legal counsel.

5.11         Section 16 Matters. Prior to the Effective Time, Axcelis and Veeco shall take all such steps as may be required to cause any dispositions of Veeco Common Stock (including derivative securities with respect to Veeco Common Stock) or acquisitions of Axcelis Common Stock (including derivative securities with respect to Axcelis Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Veeco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12         Stockholder Litigation. Each of Axcelis and Veeco shall provide the other party with prompt written notice of, and the opportunity to participate in the defense of, any litigation brought by stockholders of Axcelis or stockholders of Veeco or in the name of Axcelis or Veeco against Axcelis or Veeco, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Merger; provided, however, that no party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

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5.13         Tax Matters.

(a)            For U.S. federal income Tax purposes, it is intended that the Merger will qualify for the Intended Tax Treatment, and this Agreement will constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354 and 361 of the Code. Each of Veeco and Axcelis shall (and shall cause each of its Subsidiaries and affiliates to) use commercially reasonable efforts to cause the Merger to qualify, and shall not knowingly take or cause to be taken any action (or knowingly fail to take any commercially reasonable action) that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Each of Axcelis and Veeco shall, and shall cause its respective affiliates to, report the Merger in accordance with the Intended Tax Treatment, including filing the statement required by Treasury Regulations Section 1.368-3, and shall not take any position inconsistent with such treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)           Each of Veeco and Axcelis shall use commercially reasonable efforts to cooperate with one another to obtain any opinions required to be filed with the SEC regarding the Intended Tax Treatment in connection with the filing of the Form S-4 (the “SEC Opinion”), such opinion to be prepared by Morrison & Foerster LLP (“MoFo”), or such other counsel as may be reasonably acceptable to Axcelis and Veeco, it being understood that Skadden, Arps, Slate, Meagher & Flom LLP is mutually agreed to be acceptable other counsel. In connection with the foregoing (i) Veeco shall cause its officers to use commercially reasonable efforts to deliver to MoFo (or such other counsel delivering the SEC Opinion) a duly executed officer’s certificate in substantially the form set forth in Section 5.13(b) of the Veeco Disclosure Schedule, with any modifications reasonably requested by such counsel, and (ii) Axcelis shall cause its officers to use commercially reasonable efforts to deliver to MoFo (or such other counsel delivering the SEC Opinion) a duly executed officer’s certificate in substantially the form set forth in Section 5.13(b) of the Axcelis Disclosure Schedule, with any modifications reasonably requested by such counsel, in the case of each of clauses (i) and (ii), at such times as such counsel shall reasonably request (including in connection with the effectiveness of the registration statement or such other date(s) as determined necessary by counsel in connection with the filing of the Form S-4 or its exhibits and the Closing). Each of Axcelis and Veeco shall use commercially reasonable efforts to provide such other information as reasonably requested by the applicable counsel for purposes of rendering the SEC Opinion. Each of Axcelis and Veeco shall use commercially reasonable efforts not to take (or cause to be taken) any action that would cause to be untrue (or fail to take (or cause not to be taken) any action which would cause to be untrue) any of the certifications, covenants and representations included in the certificates described in this Section 5.13(b).

(c)           The parties agree that the tax year of Veeco for U.S. federal income tax purposes will end at the close of the Closing Date and that Veeco will join the U.S. federal consolidated tax return in which Axcelis is the common parent as of the opening of the next day. Axcelis shall prepare, file and post on its website (or otherwise mail to the stockholders of Veeco) a duly completed IRS Form 8937 with respect to the Merger not later than forty-five (45) days after the Closing Date.

5.14         Employee Matters.

(a)           At and following the Effective Time, Axcelis will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to honor all obligations under the Veeco Benefit Plans in accordance with their terms as in effect immediately before the Effective Time; provided that nothing in this Section 5.14(a) is intended to prevent Axcelis from causing them to be enforced in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate them.

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(b)           Each employee of the Surviving Corporation and its Subsidiaries as of the Effective Time who continues employment with Axcelis or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (each, a “Continuing Employee”), subject to continued employment, shall continue to be eligible for, commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (i) an annual base salary or wage rate at least equal to the annual base salary or wage rate provided to such Continuing Employee immediately prior to the Closing Date, (ii) annual target cash and equity incentive opportunities (excluding, for the avoidance of doubt, any change of control, transaction, retention or similar arrangements) that, in the aggregate, are no less favorable than the annual aggregate target cash and equity incentive opportunities provided to such Continuing Employee as of immediately prior to the Closing Date (provided, that in lieu of an equity-based incentive opportunity, cash incentive compensation of equivalent value may be provided), (iii) retirement and health and welfare benefits (excluding any defined benefit arrangements, deferred compensation and retiree health and welfare arrangements) that are substantially comparable, in the aggregate, to the retirement and health and welfare benefits (excluding any defined benefit arrangements, deferred compensation and retiree health and welfare arrangements) to such Continuing Employee immediately prior to the Closing Date and (iv) severance payments and benefits that are no less favorable than the severance payments and benefits that such Continuing Employee would have been eligible to receive upon a termination of employment by Veeco or its Subsidiaries without cause under any applicable severance plan, policy, practice or arrangement sponsored or maintained by Veeco or its Subsidiaries as of the date of this Agreement (as listed on Section 3.11(a) of the Veeco Disclosure Schedule).

(c)           Subject to applicable Law, Axcelis will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to give credit under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Plans”) to Continuing Employees for all service prior to the Effective Time with Veeco or its Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by Veeco or any of its Subsidiaries, as applicable) for all purposes for which such service was taken into account or recognized by Veeco or Axcelis or their respective Subsidiaries, as applicable, for purposes of eligibility for participation and vesting (but not accrual of benefits including under any defined benefit pension plan, other than for purposes of determining the level of vacation, travel and/or severance benefits), but not to the extent crediting such service would result in duplication of benefits and not for purposes of defined benefits plans or retiree welfare plans, except to the extent required by applicable Laws.

(d)           In addition, and without limiting the generality of Section 5.14(a) or any other provisions herein, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision and/or other health benefits to any Continuing Employee and his or her dependents, Axcelis will use its commercially reasonable efforts to and to cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to, (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were waived or were inapplicable under the comparable Veeco Benefit Plan, (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of Veeco or Axcelis (or their respective Subsidiaries), as applicable, prior to the Effective Time during the plan year in which the Effective Time occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any pre-Closing Veeco Benefit Plan providing medical, dental, pharmaceutical, vision or health benefits, as if such amounts had been paid in accordance with such plan, and (iii) credit the accounts of such Continuing Employees under any Post-Closing Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Veeco Benefit Plan.

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(e)           If requested by Axcelis no later than ten (10) days prior to the Closing Date, effective as of the day immediately prior to the Closing Date and contingent upon the occurrence of the Closing, Veeco shall terminate or cause the termination of each U.S. tax-qualified defined contribution plan provided to current and former employees of Veeco and its Subsidiaries (each, a “Veeco Qualified Plan”). In such event, prior to the Closing Date and thereafter (as applicable), Axcelis shall take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Axcelis or one of its Subsidiaries (each, an “Axcelis Qualified Plan”), to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Veeco Qualified Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Veeco Qualified Plan to the corresponding Axcelis Qualified Plan. If the Veeco Qualified Plan is terminated as described herein, the Continuing Employees shall be eligible to participate in an Axcelis Qualified Plan as soon as administratively practicable following the Closing Date.

(f)           Without limiting the generality of Section 8.8, this Section 5.14 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 5.14, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.14. Nothing in this Agreement, express or implied, is or shall be construed to establish, amend or modify any Veeco Benefit Plan or other employee or director compensation or benefit plan. The parties to this Agreement acknowledge and agree that the terms set forth in this Section 5.14 shall not create any right in any employee of Veeco or its Subsidiaries or any other Person to any continued employment with Veeco, Axcelis, the Surviving Corporation or their respective Subsidiaries or any right to compensation or benefits of any nature or kind whatsoever.

5.15         Cooperation; Integration Planning.

(a)           Cooperation. Each of Axcelis and Veeco will, and will cause each of its respective Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party in connection with planning the integration of the post-Closing business operations of Axcelis and Veeco.

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(b)           Integration Planning. As soon as reasonably practicable following the date hereof, Axcelis and Veeco shall establish a joint governance committee (the “Integration Planning Committee”) to consult with respect to transition and readiness matters as may be reasonably required in connection with the Transactions and in preparation for the Closing (the “Pre-Closing Integration Plan”). The Integration Planning Committee, and any subcommittee thereof, shall be comprised of an equal number of members from each of Axcelis and its Subsidiaries, on the one hand, and Veeco and its Subsidiaries, on the other hand, with the identity of such members to be determined by each party in its reasonable discretion. Prior to the Closing, the Integration Planning Committee and its subcommittees, as applicable, shall meet regularly with such frequency as may be reasonably agreed between Axcelis’s and Veeco’s representatives on the Integration Planning Committee. In the event of a disagreement between the Integration Planning Committee members appointed by Axcelis and Veeco with respect to a matter under consideration by such committee, such disagreement may, at election of any party, be referred to the Chief Executive Officers of each of Axcelis and Veeco for discussion and consideration.

(c)           Independence. Nothing contained in this Agreement, including Section 5.1, Section 5.2 and this Section 5.15, shall give Axcelis, Merger Sub or any of their respective affiliates, directly or indirectly, the right to control or direct Veeco’s or Veeco’s Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give Veeco, directly or indirectly, the right to control or direct Axcelis’s or Axcelis’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Veeco, Axcelis and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.16         Stock Exchange Delisting and Deregistration. Axcelis and Veeco will cooperate and use their respective reasonable best efforts to cause the delisting of shares of Veeco Common Stock from Nasdaq and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

5.17         Treatment of Veeco Convertible Notes and Veeco Capped Call Instruments. (a)      In respect of (i) the 2.875% Convertible Senior Notes due 2029 (the “Veeco Convertible Notes”) outstanding under the Indenture (the “Veeco Convertible Notes Indenture”) dated as of May 19, 2023, by and between Veeco and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), and (ii) those certain Base Capped Call Confirmations, dated as of May 13, 2020, between Veeco and each of Barclays Bank PLC, Societe Generale and Wells Fargo Bank, National Association with respect to the issuance of instruments representing rights to purchase shares of Veeco Common Stock from the applicable dealer entered into in connection with the issuance of Veeco’s previously outstanding 3.75% Convertible Senior Notes due 2027 (collectively, the “Veeco Capped Call Instruments”), Veeco and Axcelis shall cooperate and take all steps that are required to supplement or amend the terms and conditions of the Veeco Convertible Notes, the Veeco Convertible Notes Indenture and the Veeco Capped Call Instruments, including by executing (and using reasonable best efforts to cause the Trustee, the relevant dealer or any other counterparty thereto to execute) any supplemental indentures, amendments or other documentation required under the Veeco Convertible Notes Indenture or the Veeco Capped Call Instruments, as applicable, in each case, on terms and conditions reasonably acceptable to Veeco and Axcelis, to effect (A) the treatment of the Veeco Convertible Notes in connection with the consummation of the Merger and the other Transactions as set forth in Section 2.7 of this Agreement and (B) modifications to the terms and conditions of the Veeco Capped Call Instruments to reflect the consummation of the Merger and the other Transactions as set forth in Section 2.7 of this Agreement. Veeco shall cooperate and use commercially reasonable efforts to allow the Veeco Capped Call Instruments to remain outstanding through the Effective Date if Axcelis so requests.

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(b)           Notwithstanding anything to the contrary in this Agreement, (i) in each case, as may be necessary to comply with all of the terms and conditions of the Veeco Convertible Notes Indenture in connection with the Merger and the other Transactions, Veeco shall (A) give or cause to be given any notices required to be delivered at or prior to the Effective Time to the Trustee and/or the holders of the Veeco Convertible Notes, (B) prepare any supplemental indentures required in connection with the Merger and the other Transactions and the consummation thereof to be executed and delivered to the Trustee at or prior to the Effective Time, in form and substance reasonably satisfactory to the Trustee and Axcelis and (C) deliver or cause to be delivered any opinions of counsel and any officer’s certificates or other documents or instruments required to be delivered at or prior to the Effective Time to the Trustee and/or the holders of the Veeco Convertible Notes and (ii) at or prior to the Effective Time, Veeco may take any actions as may be permitted or contemplated under the terms of the Veeco Convertible Notes Indenture, including settling any conversions of any Veeco Convertible Notes in cash, shares of Veeco Common Stock or a combination of cash and shares of Veeco Common Stock, provided that Veeco shall provide Axcelis with reasonable advance notice of any such conversions and shall consult with Axcelis in good faith, and shall take into account Axcelis’s views, regarding the settlement method applicable to any such conversions.

(c)           Veeco shall provide Axcelis and its counsel reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required to be delivered pursuant to or in connection with any Veeco Convertible Notes, the Veeco Convertible Notes Indenture or the Veeco Capped Call Instruments prior to the dispatch or making thereof, and Veeco shall respond as promptly as reasonably practicable to any reasonable questions from, and reflect any reasonable comments made by, Axcelis or its counsel with respect thereto prior to the dispatch or making thereof.

(d)           Prior to the Effective Time, Veeco shall not amend, modify or supplement the Veeco Convertible Notes Indenture or the Veeco Capped Call Instruments without the prior written consent of Axcelis, which consent shall not be unreasonably withheld, conditioned or delayed.

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5.18         Treatment of Veeco Indebtedness. On or prior to the Closing Date (with drafts delivered at least (3) Business Days prior to the Closing Date), Veeco shall provide Axcelis with an executed payoff letter (the “Payoff Letter”) with respect to the Existing Veeco Credit Facility, which shall be in customary form and (i) indicate the total amount required to be paid to fully satisfy all principal (if any), interest (if any), prepayment premiums (if any), penalties (if any), breakage costs (f any), commitment or other fees and any other monetary obligations then due and payable under the Existing Veeco Credit Facility as of the anticipated Closing Date (and, if applicable, the daily accrual, or per diem, thereafter), subject to any applicable cash collateralization or similar requirements in the Existing Veeco Credit Facility (the “Payoff Amount”), together with wire transfer and payment instructions, (ii) state that upon receipt of the Payoff Amount in accordance with the Payoff Letter, the Existing Veeco Credit Facility and all related loan documents shall be discharged and terminated  (other than provisions that by their express terms survive termination of the Existing Veeco Credit Facility), (iii) provide that all Liens and guarantees in connection with the Existing Veeco Credit Facility relating to the assets and properties of Veeco or any of its Subsidiaries securing the obligations under the Existing Veeco Credit Facility shall be released and terminated upon payment of the Payoff Amount on the Closing Date (or such time of receipt thereafter so long as the applicable per diem is included in such payment) and (iv) provide for the return of all possessory collateral (if any) in connection with the Existing Veeco Credit Facility (to the extent reasonably practicable, promptly following the Closing Date); provided that such Payoff Letter shall be contingent upon the occurrence of the Closing, unless otherwise agreed by Veeco.

5.19         ISRA. Axcelis and Veeco shall consult with each other to determine whether ISRA will be triggered by the Transactions and Veeco shall obtain Axcelis’s agreement on whether ISRA applies prior to making any submittals under ISRA. Should the parties determined that ISRA does apply, (i) Veeco shall promptly and timely make any necessary filings which are the obligation of the selling party under ISRA and (ii) Axcelis shall have the opportunity to review and comment in advance on any ISRA filings, which reasonable comments shall be incorporated by Veeco in good faith. Veeco or one of its Subsidiaries shall be identified on any required ISRA filings as the party responsible for conducting any ISRA investigations and remediation and for satisfying any financial assurance obligations under ISRA. In no event shall the satisfaction of any obligations under ISRA be a condition to any party’s obligations under this Agreement.

5.20         Takeover Provisions. If any Takeover Provision becomes or is deemed to be applicable to Veeco, Axcelis, Merger Sub, the Merger or any other Transactions, then each of Veeco, Axcelis, Merger Sub, and their respective boards of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Takeover Provision inapplicable to the foregoing.

5.21         Obligations of Merger Sub. Axcelis shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other Transactions.

5.22         Merger Sub Stockholder Consent. Promptly following the execution of this Agreement, Axcelis shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

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5.23         Filing of Form S-8. If necessary, Axcelis shall (a) file no later than ten (10) days after the Closing Date, a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form) with respect to the shares of Axcelis Common Stock issuable pursuant to any Veeco RSUs or Veeco PSUs converted into an equity award of Axcelis pursuant to Section 2.6 and (b) use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long such equity awards remain outstanding.

ARTICLE 6

Conditions to Consummation of the Merger

6.1           Conditions to Obligations of Each Party Under This Agreement. The obligations of Axcelis, Veeco and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a)           Stockholder Approvals. Veeco shall have obtained the Veeco Stockholder Approval, and Axcelis shall have obtained the Axcelis Stockholder Approval.

(b)           Nasdaq Listing. The shares of Axcelis Common Stock issuable to the stockholders of Veeco pursuant to this Agreement (including those with respect to the Excess Shares) shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(c)           Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity (whether temporary, preliminary or permanent) which prohibits, restrains or makes illegal the consummation of the Merger and shall continue in effect.

(d)           Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or pending Proceeding by the SEC seeking a stop order.

(e)           HSR Act; Other Competition Authority Approvals and Foreign Investment Approvals. (i) Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated; and (ii) the approvals under Antitrust Laws, Investment Screening Laws and any other Law listed on Section 6.1(e) of the Veeco Disclosure Schedule shall have been obtained (or applicable waiting periods in connection therewith shall have expired) prior to Closing.

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6.2           Conditions to Obligations of Axcelis and Merger Sub Under This Agreement. The obligations of Axcelis and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a)           The representations and warranties of Veeco set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Veeco Material Adverse Effect qualifiers therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Veeco Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 3.1 (Corporate Organization), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 3.19 (Broker’s Fees) and Section 3.20 (Opinion of Veeco’s Financial Advisor) (x) that are qualified by materiality or by Veeco Material Adverse Effect shall be true and correct as so qualified as of the date of this Agreement and as of the Closing as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (y) that are not qualified by materiality or Veeco Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties set forth in Section 3.2(a) (Veeco Capitalization) shall be true and correct in all respects on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except for inaccuracies that are de minimis and (iii) the representation and warranty set forth in clause (b) of the first sentence of Section 3.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date. Axcelis shall have received a certificate validly executed and signed on behalf of Veeco by an executive officer of Veeco certifying that this condition has been satisfied.

(b)           Veeco shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it prior to Closing in all material respects, and Axcelis shall have received a certificate validly executed and signed on behalf of Veeco by an executive officer of Veeco certifying that this condition has been satisfied.

(c)           No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Veeco Material Adverse Effect.

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6.3           Conditions to Obligations of Veeco Under This Agreement. The obligation of Veeco to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a)           The representations and warranties of Axcelis set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Axcelis Material Adverse Effect qualifiers therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Axcelis Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1 (Corporate Organization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.19 (Broker’s Fees), Section 4.20 (Opinion of Axcelis’s Financial Advisor) and Section 4.23 (Merger Sub) (x) that are qualified by Axcelis Material Adverse Effect shall be true and correct as so qualified as of the date of this Agreement and as of the Closing as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (y) that are not qualified by Axcelis Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), (ii) the representations and warranties set forth in Section 4.2(a) (Axcelis Capitalization) shall be true and correct in all respects on the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except for inaccuracies that are de minimis, and (iii) the representation and warranty set forth in clause (b) of the first sentence of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date. Veeco shall have received a certificate validly executed and signed on behalf of Axcelis by an executive officer of Axcelis certifying that this condition has been satisfied.

(b)           Axcelis and Merger Sub shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it prior to Closing in all material respects and Veeco shall have received a certificate validly executed and signed on behalf of Axcelis by an executive officer of Axcelis certifying that this condition has been satisfied.

(c)           No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, an Axcelis Material Adverse Effect.

ARTICLE 7

Termination, Amendment and Waiver

7.1           Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the Axcelis Stockholder Approval or the Veeco Stockholder Approval:

(a)           By mutual written consent of Axcelis and Veeco;

(b)           By either Axcelis or Veeco:

(i)              if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued or shall be deemed to be applicable to the Merger by any Governmental Entity of competent jurisdiction which permanently prohibits, restrains or makes illegal the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the principal cause of the promulgation, entry, enforcement, enactment or issuance of any such Law or Order;

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(ii)             if the Transactions shall not have been consummated on or prior to 11:59 p.m. Eastern time on September 30, 2026 (the “Initial Outside Date”); provided that if all of the conditions in Article 6 other than one or more conditions in Section 6.1(c) (but solely with respect to the HSR Act and the other Laws set forth in Section 6.1(e) of the Veeco Disclosure Schedule) or Section 6.1(e)  have been satisfied (other than conditions that by their nature are to be satisfied at the Closing and which conditions are capable of being satisfied at such time), or have been waived by Axcelis and Merger Sub or Veeco, as applicable, then the Initial Outside Date shall automatically be extended to 11:59 p.m. Eastern time on March 30, 2027 (the “First Extended Outside Date”), unless Axcelis and Veeco mutually agree to an earlier First Extended Outside Date; provided, further, that if at the First Extended Outside Date, all of the conditions in Article 6 other than one or more conditions in Section 6.1(c) (but solely with respect to the HSR Act and the other Laws set forth in Section 6.1(e) of the Veeco Disclosure Schedule) or Section 6.1(e) have been satisfied (other than conditions that by their nature are to be satisfied at the Closing and which conditions are capable of being satisfied at such time), or have been waived by Axcelis and Veeco, as appliable, then the First Extended Outside Date shall automatically be extended to 11:59 p.m. Eastern time on June 30, 2027 (the “Second Extended Outside Date”), unless Axcelis and Veeco mutually agree to an earlier Second Extended Outside Date; provided, even further, that that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to perform any of its obligations under this Agreement is the principal cause of the failure to consummate the Transactions on or before such date;

(iii)            if the Axcelis Stockholder Approval shall not have been obtained upon a vote taken thereon at the Axcelis Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to Axcelis if Axcelis’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Axcelis Stockholder Approval; or

(iv)           if the Veeco Stockholder Approval shall not have been obtained upon a vote taken thereon at the Veeco Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall not be available to Veeco if Veeco’s failure to perform any of its obligations under this Agreement is the principal cause of the failure to obtain the Veeco Stockholder Approval; or

(c)           By Veeco:

(i)              if Axcelis shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Axcelis prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Axcelis by Veeco of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b); or

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(ii)             if the Axcelis Board has effected an Axcelis Adverse Recommendation Change.

(d)           By Axcelis:

(i)              if Veeco shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Veeco prior to the Outside Date or otherwise is not cured by the earlier of (x) twenty (20) Business Days following written notice to Veeco by Axcelis of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b); or

(ii)             if the Veeco Board has effected a Veeco Adverse Recommendation Change.

7.2           Effect of Termination. In the event of the valid termination of this Agreement by either Axcelis or Veeco as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision hereof pursuant to which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Axcelis, Veeco or Merger Sub, other than this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided, that nothing herein shall relieve any party for any liability for any Willful Breach or fraud prior to such termination (which liability the parties acknowledge and agree shall include, pursuant to Section 261(a)(1) of the DGCL, monetary damages based on the loss of the economic benefit of the Transactions to the applicable party and its equityholders (which shall be deemed to be damages payable to such party)). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3           Termination Fees; Expenses.

(a)           Except as otherwise provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 5.3, (ii) all SEC filing fees relating to the Transactions and (iii) the fees in connection with the approvals required under Section 6.1(e) related to the Transactions (each of which fees and expenses shall be borne, in each case, equally by Axcelis and Veeco), all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses and all such fees and expenses that are unpaid as of the Closing shall be paid by the applicable responsible party concurrently with the Closing.

(b)           Axcelis shall pay to Veeco $108,700,000 (the “Axcelis Termination Fee”) if this Agreement is terminated as follows:

(i)             if this Agreement is terminated by Veeco pursuant to Section 7.1(c)(ii), then Axcelis shall pay the Axcelis Termination Fee (to the extent not previously paid) on or prior to the second (2nd) Business Day following such termination; and

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(ii)            (x) if this Agreement is terminated (A) pursuant to Section 7.1(b)(iii), (B) pursuant to Section 7.1(c)(i) or (C) pursuant to Section 7.1(b)(ii), and (y) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Axcelis Board (and not withdrawn) after the date of this Agreement and prior to the date of the Axcelis Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (z) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Axcelis enters into a definitive agreement in respect of a Competing Proposal, then Axcelis shall pay the Axcelis Termination Fee (less any Expenses previously paid to Veeco pursuant to Section 7.3(c)) on or prior to the second (2nd) Business Day following the date Axcelis consummates such transaction; provided, that, solely for purposes of this Section 7.3(b)(ii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to “twenty percent (20%)” shall be changed to “fifty percent (50%)”.

Any Axcelis Termination Fee due under this Section 7.3(b) shall be paid by wire transfer of immediately available funds.

(c)           Axcelis shall pay to Veeco a fixed expense reimbursement amount of $15,000,000, if this Agreement is terminated (i) pursuant to Section 7.1(b)(iii) (except if the Veeco Stockholder Approval had not been obtained upon a vote taken thereon at the Veeco Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof) or (ii) pursuant to Section 7.1(c)(i). Any Expenses of Veeco due under this Section 7.3(c) shall be paid by wire transfer of immediately available funds on the second (2nd) Business Day following such termination.

(d)           Veeco shall pay to Axcelis $77,500,000 (the “Veeco Termination Fee”) if this Agreement is terminated as follows:

(i)             if this Agreement is terminated by Axcelis pursuant to Section 7.1(d)(ii), then Veeco shall pay the Veeco Termination Fee (to the extent not previously paid) on or prior to the second (2nd) Business Day following such termination; and

(ii)            (x) if this Agreement is terminated (A) pursuant to Section 7.1(b)(iv), (B) pursuant to Section 7.1(d)(i) or (C) pursuant to Section 7.1(b)(ii), and (y) in any such case a Competing Proposal shall have been publicly announced or otherwise communicated to the Veeco Board (and not withdrawn) after the date of this Agreement and prior to the date of the Veeco Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clauses (B) or (C), and (z) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Axcelis enters into a definitive agreement in respect of a Competing Proposal, then Veeco shall pay the Veeco Termination Fee (less any Expenses previously paid to Axcelis pursuant to Section 7.3(e)) on or prior to the second (2nd) Business Day following the date Veeco consummates such transaction; provided, that, solely for purposes of this Section 7.3(d)(ii), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to “twenty percent (20%)” shall be changed to “fifty percent (50%)”.

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Any Veeco Termination Fee due under this Section 7.3(d) shall be paid by wire transfer of immediately available funds.

(e)           Veeco shall pay to Axcelis a fixed expense reimbursement of $15,000,000, if this Agreement is terminated (i) pursuant to Section 7.1(b)(iv) (except if the Axcelis Stockholder Approval had not been obtained upon a vote taken thereon at the Axcelis Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof) or (ii) pursuant to Section 7.1(d)(i). Any Expenses of Axcelis due under this Section 7.3(e) shall be paid by wire transfer of immediately available funds on the second (2nd) Business Day following such termination.

(f)           The parties each agree that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 7.3 and, in order to obtain such payment, Veeco or Axcelis, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit (collectively, the “Enforcement Costs”). Notwithstanding anything to the contrary in this Agreement, in the event that the Axcelis Termination Fee or the Veeco Termination Fee is payable and actually paid to Axcelis or Veeco in accordance with this Section 7.3, payment of such Axcelis Termination Fee or Veeco Termination Fee, as applicable, together with any applicable Enforcement Costs, shall be the sole and exclusive remedy of Axcelis or Veeco, as applicable, and its affiliates against any other party or such other party’s stockholders, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Axcelis Termination Fee or the Veeco Termination Fee, expanding the circumstances in which the Axcelis Termination Fee or the Veeco Termination Fee, as applicable, is to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Axcelis Termination Fee or the Veeco Termination Fee is payable pursuant to this Section 7.3, it is agreed that each of the Axcelis Termination Fee and the Veeco Termination Fee is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of an Axcelis Termination Fee or a Veeco Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful Breach or fraud.

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7.4           Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Axcelis Stockholder Approval or the Veeco Stockholder Approval has been obtained; provided, that after the Axcelis Stockholder Approval or the Veeco Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Axcelis or stockholders of Veeco, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties.

7.5           Extension of Time; Waiver. At any time prior to the Effective Time, the parties may to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Axcelis Stockholder Approval or the Veeco Stockholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Axcelis or stockholders of Veeco, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 8

General Provisions

8.1           Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

8.2           Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by email transmission (notice deemed given upon transmission so long as there is no return error message or other notification of non-delivery received by the sender; provided that, electronic mail received after 6:00 p.m. Eastern time, shall be deemed received on the next day) or (b) on the next Business Day if transmitted by national overnight courier, in each case, as follows:

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If to Veeco, addressed to it at:

Veeco Instruments Inc.
1 Terminal Drive
Plainview, New York 11803
Attention: John P. Kiernan, Senior Vice President and Chief Financial Officer
E-mail: jkiernan@veeco.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019
Attention: Spencer P. Klein and Joseph P. Sulzbach
Email: spencerklein@mofo.com and jsulzbach@mofo.com

If to Axcelis or Merger Sub, addressed to it at:

Axcelis Technologies, Inc.
108 Cherry Hill Drive
Beverly, Massachusetts 01915
Attention: Eileen Evans, Executive Vice President, HR/Legal and General Counsel
E-mail: eileen.evans@axcelis.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Maxim O. Mayer-Cesiano
Email: maxim.mayercesiano@skadden.com

8.3           Certain Definitions. For purposes of this Agreement, the term:

“Axcelis Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of Axcelis or any of its Subsidiaries, in each case that is maintained, sponsored or contributed to by Axcelis or any of its Subsidiaries, or under which Axcelis or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, material fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, whether written or unwritten, and which is not sponsored and administered by a Governmental Entity.

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“Axcelis Disclosure Schedule” means the disclosure schedule delivered by Axcelis to Veeco prior to the execution of this Agreement.

“Axcelis Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Axcelis and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, an Axcelis Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets, political or regulatory conditions, (ii) any changes or proposed changes of Law or GAAP, (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which Axcelis and its Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the announcement, the pendency or the consummation of the Merger, including any loss of employees or any disruption in or termination of (or loss of or other negative effect or change with respect to) supplier, distributor or similar business relationships or partnerships resulting from the Transactions (provided, that this clause (v) does not apply in the context of the representations and warranties set forth in Section 4.4), (vi) changes in Axcelis’s stock price or the trading volume of Axcelis’s stock or any change in the credit rating of Axcelis (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (ix) any Proceeding arising from or relating to the Merger or the other Transactions; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on Axcelis and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Axcelis and its Subsidiaries conduct their businesses.

“Axcelis Preferred Stock” means Axcelis preferred stock, $0.001 par value per share.

“Axcelis Products” means any and all products and services that are or have been since December 31, 2023 marketed, offered, sold, licensed, provided, distributed or supported by Axcelis or any of its Subsidiaries.

“Axcelis Software” means all Software owned or purported to be owned by, or exclusively licensed to, Axcelis or its Subsidiaries.

“Axcelis Stock Plan” means the 2012 Axcelis Equity Incentive Plan, as amended.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to Axcelis or Veeco, as applicable, than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any party to this Agreement or otherwise conflicting with the obligations of any party under this Agreement.

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“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to Veeco, Axcelis or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar competition or antitrust Laws of any jurisdiction other than the United States.

“associate” has the meaning set forth in Section 203 of the DGCL.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement, labor agreement or other labor-related agreement with any Labor Organization.

“Contract” means any agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other commitments to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

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“Disclosure Schedules” means the Axcelis Disclosure Schedule and the Veeco Disclosure Schedule.

“Divestiture Action” means, with respect to Veeco or Axcelis or their respective Subsidiaries, (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses; (ii) terminating existing relationships, contractual rights or obligations; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations; or (v) effectuating any other change or restructuring (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any HSR Act, other applicable Antitrust Laws or Investment Screening Law matters related to this Agreement and the Transactions).

“Environmental Claim” means any Proceeding, investigation, order, demand, or notice (written or oral) by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the presence, or Release into the environment, of, or exposure to, any Hazardous Materials at any location, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all applicable Laws regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under, or issued pursuant to, an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person (whether or not incorporated) that, together with Axcelis or Veeco, as applicable, is considered under common control and treated as one employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Veeco Credit Facility” means that certain Loan and Security Agreement, dated as of December 16, 2021 (as amended, restated, amended and restated, modified or otherwise supplemented), Veeco, the guarantors party thereto, the lenders party thereto from time to time, and HSBC Bank USA, National Association, as administrative agent and as collateral agent.

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“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, any litigation with respect thereto, the preparation, printing, filing and mailing of the Joint Proxy Statement on Form S-4, the filing of any required notices under the HSR Act or foreign antitrust, competition, investment, trade regulation or similar Laws, or in connection with other regulatory approvals, and all other matters related to the Merger or the other Transactions.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any political party or party official or candidate for political office; (iii) any public international organization or any department or agency thereof; or (iv) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (i), (ii) or (iii) of this definition.

“Government Shutdown” means any sequester, stoppage, shutdown, default or similar event of the United States federal government generally.

“Governmental Entity” means any transnational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body (public or private) or panel of competent jurisdiction.

“group” has the meaning ascribed to in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any pollutants, contaminants or wastes and any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable or otherwise hazardous substance, whether solid, liquid or gas, that is subject to regulation or remediation under any Environmental Laws, including friable asbestos, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas or petroleum products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all provisionals, reissues, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof, (b) Trademarks, (c) domain names, uniform resource locators and other names and locators associated with the Internet, and all registrations in connection therewith, (d) works of authorship (whether or not published), and all copyrights, designs and mask works, and all registrations, applications and renewals in connection therewith, (e) rights in Software and (f) trade secrets, confidential business information, and other proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

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“IRS” means the United States Internal Revenue Service.

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq. and all implementing rules and regulations.

“IT Assets” means computers, Software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.

“Investment Screening Laws” means all Laws in any jurisdiction regulating investments on the basis of national security, national interest or public order grounds.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Axcelis Stockholders Meeting and the Veeco Stockholders Meeting.

“Knowledge” and “known” means the actual knowledge, following reasonable inquiry, of the officers of Veeco set forth in Section 8.3(a) of the Veeco Disclosure Schedule or of the officers of Axcelis set forth in Section 8.3(a) of the Axcelis Disclosure Schedule, as the case may be.

“Labor Organization” means any labor or trade union, works council, labor organization or employee representative body.

“Law” means any federal, state, provincial, municipal, local or foreign law, act, statute, code, ordinance, rule, regulation, circular, Order or arbitration award or finding of any Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, or community property interest, or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset); provided that, with respect to Intellectual Property, “Lien” shall not include any non-exclusive license granted thereunder.

“Nasdaq” means the Nasdaq Global Select Market.

“Open Source Material” means any Software or other materials that (i) are distributed as “free software” or “open source software” (as such terms are commonly understood in the software industry), including Software code or other materials that are licensed under a Creative Commons License, open database license, the Mozilla Public License, the GNU General Public License, GNU Lesser General Public License, Common Public License, Apache License, BSD License, or MIT License and all other licenses identified by the Open Source Initiative as “open source licenses” or (ii) are licensed pursuant to a license that requires or that conditions any rights granted in such license upon: (x) a requirement that any disclosure, distribution or licensing of any other Software be at no charge; (y) a requirement that any other licensee of the Software or other materials be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any other Software; or (z) a requirement that any other Software be redistributable by other licensees of the Software or other materials (such licenses or agreements are collectively, “Open Source Licenses”).

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“Order” means any order, ruling, writ, injunction, decree, circular, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered, entered into or enforced by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Outside Date” means the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to the provisos in Section 7.1(b)(ii), in which case, the term “Outside Date” shall mean the date to which the Initial Outside Date has been so extended.

“Permitted Liens” means (i) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Axcelis included in the Axcelis SEC Documents or Veeco included in the Veeco SEC Documents, as the case may be, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet delinquent or the validity of which are being contested in good faith by appropriate Proceeding and for which adequate reserves have been established in accordance with GAAP, (iii) any Lien that is disclosed on the most recent consolidated balance sheet of Veeco or Axcelis, as applicable, or notes thereto (or securing liabilities reflected on such balance sheet); (iv) Liens created by or on behalf of, and with the written approval of both Veeco and Axcelis or their respective successors or assigns; (v) any such matters of record, Liens and other imperfections of title that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation, or value, of the assets to which they relate; and (vi) restrictions on transfers under applicable securities Laws.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information relating to an identified or identifiable individual that constitutes “personal information,” “personal data,” “personally identifiable information” or any similar term under any applicable Law.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

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“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants, financing sources and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs and other software and code, whether in Source Code, object code or other form.

“Source Code” means computer programming code in human readable form that is not suitable for machine execution without the intervening steps of interpretation or compilation, including all comments and procedural code as well as all related development documents.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Takeover Provisions” means any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 203 of the DGCL, or similar state anti-takeover Laws and regulations, and any similarly restrictive provision in the Veeco Charter or the Veeco Bylaws or any equivalent organizational documents of any of its Subsidiaries.

“Tax Return” means any report, return (including information return), elections, claim for refund, declaration or similar documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any attachment or schedule thereto, and including any amendments thereof.

“Taxes” means any and all U.S. federal, state, local or non-U.S. taxes, of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, severance, alternative minimum, estimated, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, escheat, unclaimed property and taxes in the nature of excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, and other taxes, fees, levies, duties, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing, whether disputed or not.

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“Taxing Authority” means any Governmental Entity responsible for the administration, the imposition or the collection of any Tax.

“Trademarks” means trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, together with all translations, adaptations, derivations, and combinations thereof, and all applications, registrations, and renewals in connection therewith.

“Trading Day” means a day on which the Nasdaq is open for the transaction of business.

“Treasury Regulations ” means the United States Treasury regulations promulgated under the Code.

“Veeco Benefit Plan” means each “employee benefit plan” (whether or not subject to ERISA) as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of Veeco or any of its Subsidiaries, in each case that is maintained, sponsored or contributed to by Veeco or any of its Subsidiaries, or under which Veeco or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, material fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, whether written or unwritten, which is not sponsored and administered by a Governmental Entity.

“Veeco Disclosure Schedule” means the disclosure schedule delivered by Veeco to Axcelis prior to the execution of this Agreement.

“Veeco Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Veeco and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Veeco Material Adverse Effect: (i) any changes resulting from general market, economic, financial, capital markets, political or regulatory conditions, (ii) any changes or proposed changes of Law or GAAP, (iii) any changes resulting from any act of terrorism, war, national or international calamity, or any worsening thereof, (iv) any changes generally affecting the industries in which Veeco and its Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the announcement, the pendency or the consummation of the Merger, including any loss of employees or any disruption in or termination of (or loss of or other negative effect or change with respect to) supplier, distributor or similar business relationships or partnerships resulting from the Transactions (provided, that this clause (v) does not apply in the context of the representations and warranties set forth in Section 3.4), (vi) changes in Veeco’s stock price or the trading volume of Veeco’s stock or any change in the credit rating of Veeco (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of this Agreement, (viii) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted from this definition), or (ix) any Proceeding arising from or relating to the Merger or the other Transactions; provided, that in the case of clauses (i), (ii), (iii) and (iv), if and only to the extent such changes do not have a disproportionate impact on Veeco and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Veeco and its Subsidiaries conduct their businesses.

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“Veeco Products” means any and all products and services that are or have been since December 31, 2023 marketed, offered, sold, licensed, provided, distributed or supported by Veeco or any of its Subsidiaries.

“Veeco PSU” means each award of performance stock units of Veeco that is denominated in shares of Veeco Common Stock that is subject to vesting, in whole or part, based on any performance or market-based condition and that is granted under any Veeco Stock Plan.

“Veeco Restricted Stock Award” means each award of shares of Veeco Common Stock that is granted under any Veeco Stock Plan and that remains subject to a substantial risk of forfeiture as of immediately prior to the Effective Time.

“Veeco RSU” means each award of restricted stock units of Veeco that is subject to vesting based solely on continued employment or service and that is granted under any Veeco Stock Plan.

“Veeco Software” means all Software owned or purported to be owned by, or exclusively licensed to, Veeco or its Subsidiaries.

“Veeco Stock Plan” means, collectively, the Veeco 2019 Stock Incentive Plan, as amended, and the Veeco 2013 Inducement Stock Incentive Plan.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

8.4           Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.5           Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

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8.6           Entire Agreement. This Agreement (together with the Exhibits, the Axcelis Disclosure Schedule, the Veeco Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.7           Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.8           Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than (a) Section 5.9 (of which each Indemnitee and each of his or her heirs shall be an express third party beneficiary and have the right to enforce) and (b) following the Effective Time, Article II (of which each holder of shares of Veeco Common Stock, Veeco RSUs, Veeco PSUs, and Veeco Restricted Stock Awards immediately prior to the Effective Time shall be an express third party beneficiary and have the right to enforce), is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of any party’s Willful Breach or fraud and the termination of this Agreement, the other party’s equityholders, acting solely through such other party from and after the termination, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees and as set forth in Section 261(a)(1) of the DGCL; provided, that the rights granted pursuant to this sentence shall be enforceable only by such other party, on behalf of its equityholders, in such other party’s sole discretion, it being understood and agreed such rights shall attach to such Equity Interests, and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by such other party with respect to such rights may, in such other party’s sole discretion, be (i) distributed, in whole or in part, by such other party to the holders of Equity Interests in such other party of record as of any date determined by such other party or (ii) retained by such other party for the use and benefit of such other party on behalf of its equityholders in any manner such other party deems fit.

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8.9           Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; each gender shall include each other gender. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. In this Agreement, when determining whether an item is “material” to Axcelis or Veeco, the term “material” shall be interpreted to mean, as applicable, “material to the business of Axcelis and its Subsidiaries, taken as a whole” or “material to the business of Veeco and its Subsidiaries, taken as a whole.” The parties intend that each representation, warranty and covenant contained herein will have independent significance. If any party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity) which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant. As used in this Agreement, documents or other information or materials will be deemed to have been “made available” by a party if such documents, information or materials have been continuously made accessible to the other party by 12:00 p.m. Eastern time on the date of this Agreement.

8.10         Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)           This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)           Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, in the event, but only in the event, that such court shall not have jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate court from any thereof (such courts, the “Chosen Courts”), in any Proceeding arising out of or relating to this Agreement or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such Chosen Courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Chosen Court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

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(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).

8.11         Counterparts. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.12         Delivery by Email. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by email (including via DocuSign or in “portable document form” (pdf)), shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. No party shall raise the use of email to deliver a signature or the fact that any signature or Contract was transmitted or communicated by email as a defense to the formation of a legally binding contract, and each such party forever waives any such defense.

8.13         Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent actual or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state or foreign jurisdiction having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties waive, in connection with any action for specific performance or injunctive relief, the defense of adequacy of remedies at Law and any requirement under Law to post a bond or other security as a prerequisite to obtaining equitable relief.

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8.14         Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

AXCELIS TECHNOLOGIES, INC.

By:	/s/ Russell J. Low, Ph.D.
	Name:	Russell J. Low, Ph.D.
	Title:	President and Chief Executive Officer

VICTORY MERGER SUB, INC.

By:	/s/ Russell J. Low, Ph.D.
	Name:	Russell J. Low, Ph.D.
	Title:	President

VEECO INSTRUMENTS INC.

By:	/s/ William J. Miller, Ph.D.
	Name:	William J. Miller, Ph.D.
	Title:	Chief Executive Officer

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Exhibit A
Form of Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VEECO INSTRUMENTS INC.

Veeco Instruments Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Veeco Instruments Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 29, 2025 under the name Victory Merger Sub, Inc.

2.	This Amended and Restated Certificate of Incorporation has been duly adopted by the Corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and has been approved by the requisite vote of the stockholders of the Corporation in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

3.	This Amended and Restated Certificate of Incorporation amends, restates and integrates the provisions of the Corporation’s Certificate of Incorporation.

4.	The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

FIRST: The name of the Corporation is Veeco Instruments Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is located at 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The registered agent of the Corporation at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of Common Stock, each having a par value of one hundredth of a dollar ($0.01).

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2) The directors shall have concurrent power with the stockholders to adopt, amend or repeal the by-laws of the Corporation (the “By-Laws”).

(3) The number of directors constituting the Corporation’s Board of Directors shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(4) No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date when this provision becomes effective, except that he may be liable (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and the By-Laws; provided, however, that no By-Laws hereafter adopted, amended or repealed by the stockholders shall invalidate any prior act of the directors that would have been valid if such By-Laws had not been so adopted, amended or repealed.

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SIXTH: Meetings of stockholders may be held within or outside the State of Delaware, as the By-Laws may provide. The books and records of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws.

SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

EIGHTH: The Corporation shall indemnify to the fullest extent permitted by Section 145 of the DGCL as amended from time to time each person that such Section grants the Corporation the power to indemnify.

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IN WITNESS WHEREOF, the undersigned has duly executed this Amended and Restated Certificate of Incorporation.

By:
Name:	Eileen Evans
Title:	Secretary

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